As filed with the Securities and Exchange Commission on December 30, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form F-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

China Dredging Group Co., Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands	1600	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Floor 18, Tower A
Zhongshan Building No. 154
Hudong Road, Gulou District
Fuzhou City, Fujian Province 350001, PRC
+86-591-8727-1266

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

C T Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Yvan-Claude Pierre, Esq. William N. Haddad, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 Tel: (212) 335-4500 Fax: (212) 335-4501	Steven Liu, Esq. DLA Piper UK LLP 20th Floor, South Tower Beijing Kerry Center 1 Guanghua Road, Chaoyang District Beijing 100020, PRC Telephone: +86 10 6561 1788 Facsimile: +86 10 6561 5158	Kenneth R. Koch, Esq. Jeffrey Schultz, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Tel: (212) 692-6200 Fax: (212) 983-3115

Approximate date of commencement of proposed sale to the public:   as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price Per Share(4)		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares, no par value per share(1)		(2)	$		$50,000,000	$5,805
Ordinary Shares, no par value per share(1)	10,012,987	(3)	$	N/A	$50,064,935	$5,922
Total Registration Fee						$11,727

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents one ordinary share.
(2)	Includes ordinary shares being registered for sale by the registrant, including shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. Also includes ordinary shares initially offered and sold outside of the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Includes ordinary shares being registered for resale by selling shareholders of the registrant that are issuable upon conversion of 10,012,987 preferred shares that were previously issued to the selling shareholders identified in this registration statement.
(4)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED DECEMBER 30, 2010

American Depositary Shares

China Dredging Group Co., Ltd.

Representing         Ordinary Shares

This is our initial public offering. We are offering American depositary shares, or ADSs, each representing one ordinary share, no par value per share. Certain of our shareholders identified in this prospectus will, upon the expiration of contractual lock-up restrictions, be offering an additional         ADSs for their own account. We will not receive any proceeds from the ADSs sold by the selling shareholders, if at all, upon the expiration of the applicable lock-up restrictions, all of which will be received by the selling shareholders. No public market currently exists for our shares or ADSs.

We currently anticipate the initial public offering price of our ADSs to be between $           and $       per ADS. We plan to apply to list our ADSs on the NASDAQ Global Market, or the Nasdaq, under the symbol “CLFF.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to China Dredging Group Co., Ltd.	$	$

We have granted the underwriters a 45-day option to purchase up to         additional ADSs from us at the initial public offering price less underwriting discounts and commissions.

Delivery of our ADSs will be made on or about             , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Chardan Capital Markets, LLC

The date of this prospectus is            , 2011.

[INSIDE FRONT COVER ARTWORK TO BE ADDED BY AMENDMENT]

CHINA DREDGING GROUP CO., LTD.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus that we have filed with the Securities and Exchange Commission, or the SEC. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any other filed free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. Unless otherwise indicated, the information in this prospectus may only be accurate as of the date of this prospectus, regardless of the time of its delivery or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside the United States.

Until            , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

Conventions That Apply to This Prospectus

Unless we indicate otherwise or the context otherwise requires, and for purposes of this prospectus only:

•	All information in this prospectus assumes no exercise by the underwriters of their option to purchase up to additional ADSs representing ordinary shares from us.
•	All share and per share data have been presented to give retrospective effect to our reorganization as described in the section entitled “Our Corporate History and Structure.”
•	“We,” “us,” “our company,” “our” and “China Dredging” refer to China Dredging Group Co., Ltd., a BVI company, and its subsidiaries and variable interest entities.
•	“China Dredging HK” refers to China Dredging (HK) Co., Ltd., a company organized under the laws of Hong Kong, a wholly owned subsidiary of China Dredging.
•	“Fujian Service” refers to Fujian Xing Gang Port Service Co., Ltd., our operating business in the PRC.
•	“Fujian WangGang” refers to Fujian WangGang Dredging Construction Co., Ltd., a PRC company, a wholly owned subsidiary of China Dredging HK and a wholly foreign-owned enterprise under PRC law. Fujian WangGang holds 50% of the equity interest in Fujian Service.
•	“Wonder Dredging” refers to Wonder Dredging LLC, a PRC company, which holds a 50% equity interest in Fujian Service. The shareholders of Wonder Dredging have transferred 100% of the economic benefit of Fujian Service and full voting and management control to Fujian WangGang.
•	“CAC” refers to Chardan Acquisition Corp., a BVI company.
•	The “Merger” refers to the merger of CAC with and into China Dredging, which was consummated on October 27, 2010.
•	“2010 Private Placement” refers to our private placement, between October 2010 to December 21, 2010, in multiple closings, of an aggregate of 10,012,987 preferred shares, at a purchase price of $5.00 per share with gross proceeds of approximately $50.1 million.
•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs.
•	“Shares” or “ordinary shares” refers to our ordinary shares, no par value per share, and “preferred shares” refers to our Class A preferred shares, no par value per share.
•	“China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.
•	“BVI” refers to the British Virgin Islands.
•	The “U.S.” and the “United States” refers to the United States of America.
•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollar,” “US$” or “U.S. dollar” refers to the legal currency of the United States.

This registration statement contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, including in the notes to our financial statements, all translations from Renminbi to U.S. dollars were made at the rate of US$1 = RMB6.83. We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should consider carefully, among other things, the matters discussed in the section entitled “Risk Factors.”

Our Company

We are a leading independent provider of dredging contracting services and currently offer this specialized service exclusively to the Chinese marine infrastructure market. Our services, which require significant engineering and project management expertise, include on-site investigation and measurement, cost estimation, sediment and obstruction removal and transport and disposal of dredged material in an environmentally responsible manner.

Our revenues increased by 47.5% to $80.3 million in 2009 from $54.5 million in 2008 and by 50.1% to $91.4 million for the nine months ended September 30, 2010 from $60.9 million for the nine months ended September 30, 2009. Our net income increased by 43.3% to $28.8 million in 2009 from $20.0 million in 2008 and by 51.7% to $34.4 million for nine months ended September 30, 2010 from $22.6 million for the nine months ended September 30, 2009. As of September 30, 2010, our backlog was $53.4 million and, together with our pipeline of contracts in the bid or negotiation stage, provides us with significant revenue visibility through 2011 and into 2012.

Dredging involves preserving or enhancing the navigability of waterways by removing soil, sand or rock or the transfer of marine bottom materials to other locations for environmental purposes or for land creation. We engage in three primary types of dredging work:

•	Capital dredging, which represented 6.8% of our revenues for the nine months ended September 30, 2010, consists of sediment removal or transfer for the initial construction or deepening of ports and navigation channels;
•	Maintenance dredging, which represented 14.9% of our revenues for the nine months ended September 30, 2010, entails ongoing dredging that is required to ensure that ports and navigation channels maintain sufficient water depth to serve their intended purpose; and
•	Reclamation dredging, which represented 78.3% of our revenues for the nine months ended September 30, 2010, involves transferring material removed from sea or river-beds to another location to raise the surface above the water level and thereby increase land availability or utility.

Our modern fleet of nine dredging vessels has broad capabilities with which we are able to address diverse types of projects, and we intend to build our fleet by continuing to acquire additional vessels. As of September 30, 2010, we had successfully completed over 36 dredging projects in ten districts of six provinces in the PRC. Our fleet has been substantially fully committed to projects since our inception in 2008. To sustain our growth and capitalize on new business opportunities, we leased four dredges in June 2010, supplementing the five that we have operated since 2008. We currently own three of our dredges and lease six, although we have agreed to acquire one of the leased vessels prior to December 31, 2010.

Our primary customers are large, state-owned enterprises that act as general contractors and perform a significant majority of the port infrastructure and dredging activity in the PRC. These companies sub-contract a portion of the required dredging services to specialty contractors, such as ourselves, as a means of increasing their margins and more efficiently allocating their own resources. We believe that our robust project management, stringent project cost and schedule controls and streamlined and efficient operating procedures and staffing generate cost savings and overall project efficiencies for our customers that give us a competitive advantage over many other dredging subcontractors. These factors, combined with our history of having successfully executed numerous projects, have strengthened our relationships with our customers and result in plentiful opportunities to participate in bidding syndicates with them and that serve to sustain our pipeline of future contracts.

Two of our largest customers have indicated to us through non-binding long-term cooperation agreements their intent to increase the level of project activity subcontracted to us over the five year period from 2010 through 2014. Collectively, these non-binding agreements represent approximately $3.4 billion of estimated aggregate revenue over the remaining four years that we believe is potentially available to us and that could sustain the anticipated growth of our fleet and ongoing high utilization levels. However, as these agreements are non-binding, they may not actually result in any potential contract value and we may realize considerably less value under each of these agreements.

Our Industry

Dredging involves the removal of sediments from harbors, lakes, rivers and water treatment settling ponds to permit the passage of ships and barges, to increase the capacity of water storage reservoirs, to improve waterways and to build and maintain usable shore land. According to the International Association of Dredging Companies, or IADC, an industry association, the global dredging market was approximately $15.2 billion in 2009, representing a 7% increase from 2008 levels, and the Chinese dredging market was approximately $3.5 billion in 2009, representing a six-fold increase since 2000 and 23.0% of the global market in 2009. The dredging industry is closely tied to the broader port construction and marine transportation industries and is driven by general growth in population, trade and the economy as a whole. In particular, the capital dredging market is subject to increases in general economic activity and, in China, the impact of government control over investment in marine transportation infrastructure specifically. The maintenance dredging market, on the other hand, is more stable as all ports and navigation channels require periodic maintenance dredging. Reclamation dredging is driven by the demand for land and the application of dredged materials in construction and, we believe, is growing even more rapidly than other segments of the dredging market in China because of general economic growth and government land policies.

The dredging industry is significant for the PRC, a country with a long coastline, abundant marine resources, and strong and growing international trade activity. China’s growth in international trade, especially, has lead to sustained increases in the shipping of goods and the use of larger vessels to transport such goods. Increased shipping activity and the use of larger vessels necessitates deeper and wider waterways, giving rise to the need for more capital and maintenance dredging. These dynamics resulted in an objective in the PRC’s 11th five-year plan to increase port throughput by 80% between 2006 and 2010. Actual port throughput in the PRC increased 57.7% to 7.7 billion tons in 2009 from 4.9 billion tons in 2005, according to the PRC Ministry of Transportation, representing a compounded annual growth rate of 12.1%. We expect similar growth objectives to be set in the next 5-year plan, ant this would result in commensurate increases in dredging activity. In addition, with the development of industrial areas surrounding the ports and coastal cities, we also expect an increasing requirement for water conservancy, flood control, environmental protection and demand for land reclamation that will augment dredging project opportunities.

The PRC’s Ministry of Construction and its Ministry of Foreign Trade and Economic Cooperation jointly issued Decree No. 113: The Regulations on Administration of Foreign Investment Construction Enterprises, which substantially limits international dredging companies from entering the PRC market effectively closes the market to international tenders. We believe that this regulation substantially benefits us by limiting our competition primarily to small companies in the highly fragmented PRC industry for dredging specialty contracting.

Our Strengths

We believe that the following strengths have contributed to our success and differentiate us from our competitors:

•	Strong customer relationships. We have established close, cooperative relationships, including a non-binding long-term cooperation agreement, with China Communications, the largest state-owned general contractor in the PRC for dredging projects. As a result of our successful execution of a diverse range of dredging projects, our large modern dredging fleet and our demonstrated engineering and project management skills, we believe we have developed a favorable reputation among local governments, suppliers and contractors. We believe these relationships position us to obtain quality dredging projects.
•	Robust backlog and project pipeline. As of September 30, 2010, we had contracted backlog of $53.4 million. The backlog comprises only executed contracts with specific schedules for commencement and firm pricing and includes in-progress dredging projects. In addition to our backlog, we have additional contracts with customers for which we are currently trying to finalize start dates and other terms. We have also received bid awards for other projects on which we are actively negotiating final contract details, and have lodged various bids for new projects. The contract proposal or bidding process is continuous within our organization and results in regular additions to our contract backlog. We believe our backlog and pipeline of contracts in bid or negotiation stage provides us with significant revenue visibility through 2011 and into 2012 and gives us confidence that our dredging fleet can remain substantially fully utilized through at least the next year.
•	Modern, productive dredging fleet. We operate three trailer suction hopper dredges and six non-self-propelling cutter suction dredges, and we have a contract in place to purchase an additional new non-self-propelling cutter suction dredge. Our modern fleet, which is fully committed through the first four months of 2011 to our contracted backlog, enables us to complete multiple projects simultaneously and effectively address projects requiring a variety of dredging methods.
•	Rigorous project management. Most of our dredging contracts are awarded and carried out on a fixed-price basis, subject to adjustment factors for unforeseen conditions, with a predetermined timetable for project completion. Correctly estimating costs and effectively managing dredging projects is crucial to achieving profitability under such contracts. We carefully estimate the cost of each project prior to signing a subcontract and monitor our costs throughout the life of a project using experienced project managers, detailed project plans, and distinct divisions of responsibility. As a result of our focused effort on disciplined project management and stringent cost control, we have a demonstrated track record of successful, on-time and profitable execution for all 36 dredging projects we have completed through September 30, 2010.
•	Well-capitalized balance sheet. The dredging industry is capital intensive, requiring investment in dredgers and long-term capacity planning in order to drive growth. We believe that the proceeds from this offering, our cash on hand and our cash generated from operations provide us with significant flexibility to pursue growth opportunities, acquire additional dredgers and pursue new dredging projects. In addition, we believe our low leverage and strong cash position provide us with a credit profile that positions us favorably with our customers.
•	Experienced and proven management team. Our dredging projects require sophisticated construction engineering know-how, project management execution capability, and leadership skills. We have a seasoned management team of industry veterans with extensive industry knowledge and proven execution capabilities.

Our Strategies

We intend to leverage our existing strengths and pursue the following strategies:

•	Maintain and expand our fleet. Our dredging capacity and expertise have allowed us to execute complex capital, maintenance and reclamation dredging projects, and we anticipate continued demand for port expansions and channel depth increases in order to accommodate larger, deeper draft vessels. We have entered into an agreement to acquire a new non-self-propelling cutter suction dredge, which we expect to be delivered in or before May 2012, and we plan to further expand our dredging capacity to scale with our project engagements.
•	Build upon our leading position in our markets. We plan to expand upon our relationships with large dredging contractors in the PRC by continuing to complete an expanding volume of dredging projects. As our scale and dredging fleet grows, we believe we can obtain additional dredging projects from current and new customers.
•	Continue to focus on new technologies and operational efficiencies. We plan to continue to pursue and implement technological advancements and improvements to our fleet and processes. We believe these improvements will strengthen our ability to adapt to changing market conditions and to perform projects with unique site, environmental, or weather conditions, which are some of the most important factors that impact our margins.

Our Challenges

Our ability to realize our business objectives and execute our strategies is subject to many risks and uncertainties, including those relating to:

•	The PRC government’s public spending on port infrastructure and potential changes in demand for reclaimed land;
•	Our ability to continue to successfully estimate project costs and avoid cost overruns on our fixed-price dredging subcontracts;
•	Concentration in our customer base;
•	Matching growth in our dredging capacity with project growth; and
•	Uncertainties of doing business in the PRC and in the application of policies and regulations.

Please see the section entitled “Risk Factors” and the other information included in this prospectus for a detailed discussion of these and other risks and uncertainties.

Our Corporate Structure

We are a BVI holding company and conduct our dredging operations through our PRC subsidiary, Fujian Service. Our wholly owned subsidiary, China Dredging HK, was organized under the laws of Hong Kong in April 2010 to serve as a holding company for Fujian WangGang, a PRC company and wholly foreign-owned enterprise, or WFOE, under PRC law. Fujian WangGang holds a 50% direct equity interest in Fujian Service and consolidates the remaining 50% interest as a result of certain variable interest entity agreements described in the section entitled “Our Corporate History and Structure — Variable Interest Entity Agreements.”

In October 2010, we merged with CAC, a public reporting, non-trading shell company domiciled in the BVI. The terms of the Merger were set forth in a merger agreement, or the Merger Agreement, which provided that China Dredging would continue as the surviving company following the Merger. We have accounted for the Merger as a recapitalization, with China Dredging being treated as the accounting acquirer. Immediately prior to, and in contemplation of, the consummation of the Merger, we redesignated our shares to retroactively adjust our legal capital. At the time of the Merger, all of the issued and outstanding shares of CAC were exchanged for 500,000, or 0.95%, of our issued and then outstanding ordinary shares, while our shareholders immediately prior to the Merger retained 52,177,323, or 99.05%, of our issued and then outstanding ordinary shares. As a result of the Merger, we became a public reporting company. CAC, being the non-surviving company, ceased its corporate existence. Concurrently with the closing of the Merger, we conducted a private placement, which is described in more detail below in the section entitled “Our Corporate History and Structure —  2010 Private Placement.”

Under applicable PRC law, foreign ownership in certain industries is restricted and may not exceed a government specified level. WFOEs may only undertake certain types of construction projects, and foreign ownership in a Chinese-foreign joint venture construction enterprise shall be no more than 75% according to the PRC Regulations on Administration of Foreign-Invested Construction Enterprises, or the RAFCE. Additionally, as a marine contractor working on restricted projects within the PRC, Fujian Service is required to register its vessels under the flag of the PRC, and foreign ownership of PRC-registered vessels (or their corporate parents) is limited to no more than 50%. Therefore, Fujian Service’s business operations will be adversely affected if its foreign ownership is increased to more than 50%. While Wonder Dredging qualifies as a PRC entity under PRC law and owns 50% equity of Fujian Service, Fujian WangGang’s direct ownership of 50% of Fujian Service and beneficial ownership and control of the remaining 50% of Fujian Service through the variable interest entity agreements allows it to meet both the requirements for foreign ownership under its qualifications as a marine construction company and as an operator of dredging vessels within PRC waters.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Our Corporate Information

Our principal executive offices are located at Floor 18, Tower A, Zhongshan Building No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province 350001, PRC. Our telephone number at this address is +86-591-8727-1266. Our registered office in the BVI is located at Kingston Chambers, PO Box 173, Road Town, Tortola, BVI.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.chinadredgingco.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is C T Corporation System.

The Offering

ADSs offered by us
ADSs.
ADSs offered by the selling shareholders
ADSs, which may not be sold, if at all, until the expiration of contractual lock-up restrictions described below under “Lock-Up Arrangements.”
Offering price
We estimate that the initial public offering price will be between $ and $ per ADS.
ADSs outstanding immediately after this offering
ADSs.
Ordinary shares outstanding immediately before this offering
52,677,323 ordinary shares as of December 22, 2010.
The ADSs
Each ADS represents one ordinary share, no par value per share. The ADSs may be evidenced by ADRs.
The depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.
Although we do not expect to pay dividends in the foreseeable future, if we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.
You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.
We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.
You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.
Listing
We plan to apply to list our ADSs on the Nasdaq under the symbol “CLFF.” The ADSs and shares will not initially be listed on any other exchange or quoted for trading on any other automated quotation system.
Option to purchase additional ADSs
We have granted the underwriters a 45-day option to purchase up to additional ADSs from us at the initial public offering price less underwriting discounts and commissions.

Use of proceeds
Our net proceeds from this offering are expected to be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional ADSs in full, assuming an initial public offering price of $ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any proceeds from the ADSs sold by the selling shareholders, if at all, upon the expiration of the applicable lock-up restrictions, all of which will be received by the selling shareholders. We anticipate using the net proceeds we receive in this offering as follows:
• approximately $40 million to add to our dredging fleet two non-self-propelled cutter suction dredgers with capacity above 3,000 m3/h; and
• approximately $10 million to purchase the auxiliary ships, pipes, and other equipments.
Depositary

Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.
Lock-Up Arrangements
We, our directors, executive officers and all of our shareholders prior to this offering have agreed with the underwriters not to directly or indirectly sell, transfer or otherwise dispose of any of our ordinary shares or ADSs representing our ordinary shares, without the prior written consent of the representative of the underwriters, for a period ending:
• in the case of our directors and executive officers, including their affiliates, 360 days after the date of this prospectus;
• in the case of us, Regent Fill Investment Group, Poying Holdings Limited, Yu Jianliang, and Ding Nan, 180 days after the date of this prospectus; and
• in the case of all of our other shareholders, 270 days after the date of this prospectus.
See “Underwriting.”
Terms of the offering by selling shareholders
The selling shareholders will determine when and how they will sell the ADSs, if at all, upon the expiration of the applicable lock-up restrictions.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes no exercise of the underwriters’ option to purchase additional ADSs; and
•	assumes the conversion of all outstanding preferred shares into 10,012,987 ordinary shares immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The summary consolidated financial and operating data as of December 31, 2009 and 2008 and for the year ended December 31, 2009 and for the period from January 8, 2008 (inception) to December 31, 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and reflect the financial results and position of Fujian Service. The summary consolidated financial and operating data as of and for the pro forma nine-month period ended September 30, 2010 (as if we had existed on January 1, 2010) have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and reflect our financial results and position. You should read this summary consolidated financial and operating data together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. Our unaudited interim financial data for the nine months ended September 30, 2010 may not be indicative of our results for the full year ending December 31, 2010. Our historical financial results and position do not necessarily indicate our expected financial results or position for any future periods.

	Fujian ServiceYear Ended December 31,		China Dredging Pro Forma Nine Months Ended September 30, 2010
Consolidated Statement of Operations Data	2008	2009
			(Unaudited)
Contract Revenue	$54,480,271	$80,333,891	$91,391,237
Cost of contract revenue	(25,424,227)	(38,715,490)	(40,001,337)
Gross Profit	29,056,044	41,618,401	51,389,900
General and administrative expenses	(2,152,575)	(2,531,132)	(4,691,935)
Income from operations	26,903,469	39,087,269	46,697,965
Other (expense) income	(136,332)	(726,020)	(575,207)
Income before income taxes	26,767,137	38,361,249	46,112,758
Income tax expense	(6,696,745)	(9,596,651)	(11,771,535)
Net Income	$20,070,392	$28,764,598	$34,351,223

	Fujian Service December 31,		China Dredging September 30, 2010
Consolidated Balance Sheet Data	2008	2009
			(Unaudited)
Assets
Total current assets	$9,790,137	$34,406,858	$88,809,492
Total other assets	48,497,870	45,708,395	43,383,862
Total assets	$58,288,007	$80,115,253	$132,193,354
Liabilities and owners’ equity
Total current liabilities	$22,068,848	$9,282,633	$18,564,579
Total non-current liabilities	6,962,257	3,295,738	8,668,101
Total liabilities	29,031,105	12,578,371	27,232,680
Owners’ equity
Total owners’ equity	29,256,902	67,536,882	104,960,674
Total liabilities and owners’ equity	$58,288,007	$80,115,253	$132,193,354

Backlog At	Amount ($ millions)
September 30, 2010	$53.4

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

All statements other than statements of historical fact are “forward-looking statements,” including any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. You can identify some of these forward-looking statements by words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “likely to,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions, as well as statements in the future tense. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial position, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;
•	our future development, financial positions and results of operations;
•	the expected growth of the dredging industry in China and globally;
•	market acceptance of our services;
•	our expectations regarding demand for our services;
•	our ability to stay abreast of market trends and technological advances;
•	competition in our industry;
•	PRC governmental policies and regulations relating to our industry;
•	litigation and government proceedings involving our company and industry; and
•	general economic and business conditions, particularly in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial position and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our performance depends upon public spending on marine infrastructure, which may significantly decline.

Our ability to generate revenues significantly depends upon the PRC government’s public spending on port infrastructure. Our major customers include PRC government agencies at the national, provincial and local levels, and state-owned enterprises. We are therefore affected by changes in public works’ budgets. The future growth of the ports infrastructure industry in the PRC depends primarily upon the continued availability of major marine transportation infrastructure projects. The nature, extent and timing of these projects will, however, be determined by the interplay of a variety of factors, including the PRC government’s spending in the marine transportation infrastructure industry in the PRC and the general conditions and prospects of the PRC economy. The PRC government’s spending in the marine transportation infrastructure industry has historically been, and will continue to be, vulnerable to the PRC economy and is cyclical in nature. Should there be a significant reduction in public spending on marine transportation infrastructure projects in the PRC and we fail to open up new markets in or outside the PRC, our operations and profits could be adversely affected.

Our profitability is subject to inherent risks because of the fixed-price nature of most of our contracts.

Our revenues are derived from our role as a subcontractor for general contractors of dredging projects. Substantially all of the contracts between us and the general contractors are fixed-price contracts or fixed unit price in nature. Under a fixed-price contract, the customer agrees to pay a specified price for its performance of the entire contract. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs of materials, operational difficulties and other changes that may occur during the contract period. As a result, we will only realize profits on these contracts if we successfully estimate project costs and avoid cost overruns.

One of the most significant factors affecting the profitability of a dredging project is the weather at the project site. Inclement or hazardous weather conditions can result in substantial delays in dredging and additional contract expenses. Due to these factors, it is possible that we will not be able to perform obligations under fixed-price contracts without incurring additional expenses. Should we significantly underestimate the costs on one or more significant contracts, the resulting losses could have a material adverse effect on us.

In the past several years we have derived a significant portion of our revenues from a small group of customers and we expect this to continue to be the case. The loss of any one of these customers could have a material adverse effect on our business, operating results and financial condition.

Our customer base has been, and we expect it to remain, highly concentrated. For each of the years ended December 31, 2009 and 2008, four customers accounted for 100% of our total sales. For the years ended December 31, 2009 and 2008, two subsidiaries of our largest customer, China Communications, accounted for 40% and 48%, respectively, of our total revenues. We may lose customers from time to time, and if our customer base remains highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition.

Our general contractor clients may continue to expand internal capacity and modernize their fleets which may reduce their reliance on subcontracting and limit our business growth.

Our largest general contractor clients have subcontracted a substantial amount of dredging work in the past, reflecting a large shortfall in internal capacity. If these clients continue to invest in a modern fleet for larger capacity and better efficiency, they may be reducing reliance on subcontracting. Since our prospects for growth are primarily driven by increases in subcontracting by our major clients, a reduced subcontracting demand from those clients would adversely impact our growth prospects.

Our operations may cause substantial harm to persons, property and the environment, which could hurt our reputation and, to the extent they are not covered contractually or by insurance could cause us to incur substantial costs.

Our operations are subject to hazards inherent in providing dredging and related support services, such as the risk of equipment failure, vessel collision or other transit related accidents, industrial accidents, fire and explosion. These hazards can cause personal injuries and losses of lives, business interruptions, property and equipment damage, pollution and environmental damage. We may be subject to claims as a result of incidents relating to these and other hazards. For example, as the date of this prospectus, Fujian Service is a co-defendant in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010. The lawsuits relate to a traffic accident that allegedly caused the deaths of two people and injuries to two other people by a truck. The plaintiffs alleged that the truck was hired for the Wenzhou Lingkun working area multiple function port construction project, or the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom are co-defendants in these lawsuits, were responsible for the damages. The plaintiffs have claimed total damages of approximately $0.6 million. We expect to go to trial in January 2011. While we intend to vigorously defend ourselves in this matter, we may face a judgment entered against us for money damages and possibly ongoing appellate proceedings, which could have an adverse effect on our business and results of operations. In addition, similar unpredictable events could occur in the future and adversely affect our operations.

We normally seek to limit our exposure to these claims and liabilities through contractual limitations of liability and insurance. These measures, however, may not always be effective because of various reasons outside of our control, including, among other things:

•	In some of the jurisdictions in which we operate, environmental and workers’ compensation liabilities may be assigned to us as a matter of law and may not be limited through contracts;
•	Insurance coverage may not be sufficient because it may not be possible to obtain adequate insurance against some risks on commercially reasonable terms, or at all. Insurance products, in particular, have become increasingly expensive and sometimes very difficult to obtain. In this regard, consistent with what we believe is customary practice in the PRC, we do not carry any business interruption insurance. While we do have Ship Pollution Liability coverage for certain environmental damage and third-party losses that arise from fuel or chemical leaks from the three vessels that we own, there may be circumstances in which we would not be fully covered or compensated for losses and liabilities arising from interruptions to our operations, construction accidents, defects in our work or other risks by insurance that we have maintained. Our Ship Pollution Liability coverage is for up to approximately $732,000 annually for Xinggangjun #66, $366,000 annually for Xinggangjun #3 and $309,000 annually for Xinggangjun #6.

Failure to effectively cover these risks for any of the above reasons could expose us to substantial costs and potentially lead to material losses. Additionally, the occurrence of any of these risks may harm our reputation, which may materially inhibit our ability to win more projects.

Customers pay us by way of progress payments, and delay in progress payments may affect working capital and cash flow.

Most of our contracts provide for progress payments from our general contractor customers based upon the value of work completed upon reaching certain milestones. Generally a site engineer issues a progress certificate certifying the work progress in the preceding contract stage. The customers then effect payments with reference to these certificates. As a result, we are often required to commit resources to projects prior to receiving payment from customers in amounts sufficient to cover expenditures on the projects as they are incurred. These progress payments may not be remitted by customers to us on a timely basis and we may not be able to efficiently manage the level of bad debt arising from such payment practice.

Delays in progress payments from customers would increase our working capital needs. If a customer defaults in making its payments on a project to which we have devoted significant resources, it would also affect our liquidity and decrease the capital resources that are otherwise available for other uses. In such cases, we may file a claim for compensation of the loss of a payment default, but settlement of disputes of this nature generally takes substantial time in the PRC and expenditure of financial and other resources, and the outcome is often uncertain.

We require substantial capital and any failure to obtain the capital needed on acceptable terms, or at all, may adversely affect our expansion plans and growth prospects.

The transportation infrastructure industry in which we operate is generally capital intensive. It requires significant capital to acquire, maintain and operate our vessels and facilities, resulting in high fixed costs. It also requires significant capital to purchase dredging equipment, develop new services and implement new technologies. Our capital expenditures may increase as a result of the further upgrade of our dredging fleet and expansion of our scope of operations.

Under most of our contracts, we are required to finance dredging equipment, and performance of engineering, construction and other work on projects for periods averaging approximately one month before receiving progress payments from customers in amounts sufficient to cover expenditures. We may therefore have significant working capital requirements. Our working capital requirements would materially increase if our general contractor customers impose extended payment terms in line with their corporate averages, which approach three months. To the extent that our working capital funding requirements exceed our financial resources, we will be required to seek additional debt or equity financing or to defer planned expenditures. In the past, we have financed our working capital and capital expenditures through a combination of sources, including cash flow from our operations and bank and other borrowings. If we are unable to obtain financing in a timely manner and at a reasonable cost, our expansion plans may be delayed, project progress may be constrained, and our growth, competitive position and future profitability may be adversely affected.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

Backlog represents our estimate of the contract value of work that remains to be completed on firm contracts that have not yet commenced and on contracts in progress as at a certain date. The contract value of a project represents the revenue that is expected to be received under the terms of the contract if the contract is performed in accordance with its terms. As of September 30, 2010, we had a backlog of approximately $53.4 million. The revenues anticipated by our backlog may not be realized and, if realized, may not result in profits. Projects may remain in backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time, which could reduce the dollar amount of the backlog and the revenue and profits that are ultimately earned from the contracts. For instance, in October 2010 we formally deferred three contracts totaling approximately $44.3 million which were reported in our backlog as of June 30, 2010. We believe these deferral agreements created enough uncertainty about whether and when the contracts would be performed that they should no longer be included in our backlog. Accordingly, investors should not unduly rely on the backlog information presented in this filing as an indicator of our future earnings. In addition, since our backlog only represents approximately six months of potential revenue, our longer term results depend significantly on our ability to convert our bid and negotiation stage project pipeline into backlog, which we may be unable to do.

Failure to meet schedule requirements of contracts could require us to pay liquidated damages.

Substantially all of our contracts with general contractors are subject to specific completion schedule requirements with liquidated damages charged to us if we do not achieve the schedules. Liquidated damages are typically levied at an agreed rate for each day of delay that is deemed to be our responsibility. Any failure to meet the schedule requirements of the contracts could cause us to pay significant liquidated damages, which would reduce or eliminate profit on the relevant contracts and could adversely affect liquidity and cash flows and have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to extensive environmental, safety and health regulations in the PRC, the compliance with which may be difficult or expensive.

The PRC government has published extensive environmental, safety and health regulations with which we need to comply. Failure to comply with these regulations may result in penalties, fines, suspension or revocation of our licenses or permits to conduct business, and litigation. Given the magnitude and complexity of these regulations, compliance with them may be difficult or involve the expenditure of significant financial and other resources to establish effective compliance and monitoring systems. In addition, these regulations are constantly evolving. The PRC government may impose additional or stricter laws or regulations, compliance with which may cause us to incur significant costs that we may not be able to pass on to our customers. Furthermore, some of the new overseas markets that we are seeking to enter may have more onerous environmental, safety and health regulations than China, compliance with which may be very costly and could hinder our endeavors to enter these new overseas markets.

Our operations depend heavily on the timely availability of an adequate supply of supplies and consumable parts at acceptable prices and quality.

To operate successfully, we must obtain from our suppliers sufficient quantities of supplies and consumable parts, such as mud pipe and dredge pumps at acceptable prices and quality and in a timely manner. In 2008 and 2009, the cost of supplies and consumable parts accounted for approximately 73.8% and 76.8%, respectively, of our total cost of contract revenue. During times of short supply, we may have to pay significantly higher prices to obtain the supplies and consumable parts required for our operations. Most of our dredging contracts specify a fixed unit price and we are responsible for procuring supplies and consumable parts needed for the projects. As a result, when prices of such supplies and consumable parts increase, we are unlikely to be able to pass the price increases on to our customers. In addition, we have entered into fixed price supply contracts with some of our suppliers, under which we are obligated to procure a fixed amount of supplies and consumable parts annually. Although we negotiate these agreements on an annual basis, in the event when prices of such supplies and consumable parts drop, we are unlikely to be able to procure the supplies and consumable parts of similar quality from a cheaper source. The profitable performance of our contracts also requires components and supplies of high quality. If quality supplies and consumable parts are not available, it could directly and adversely affect the quality, timeliness or efficiency of our work, undermine our reputation and increase the chances of potential disputes and liabilities, all or any of which may negatively affect future profits and projected growth.

We face significant competition in the markets in which we currently operate, which could adversely affect our financial results and business prospects.

We face significant competition in the PRC markets in which we operate. Our competition comes from various sources, including the internal operations of our general contractor customers and numerous private companies providing dredging services as general contractors or subcontractors. Some of our competitors may have advantages over us in terms of capacity, access to capital pricing and management expertise. Our market position and growth prospects depend on our ability to anticipate and respond to various competitive factors, including pricing strategies adopted by competitors, changes in customer preferences or work priorities, availability of capital and financing resources and the introduction of new or improved equipment, technology and services.

Our current or potential competitors may offer services or products comparable or superior to those that we offer at the same or lower prices or adapt more quickly than we do to evolving industry trends or changing market conditions. We may lose our customers to our competitors if, among other things, we fail to keep our prices at competitive levels or to sustain and upgrade our capacity and technology. Increased competition may result in price reductions, reduced profit margins and loss of market share.

Our operations require permits or licenses and the loss of these permits or licenses could significantly hinder our business and reduce our expected revenue and profits.

We require operating permits and licenses to conduct our business in PRC waters and we must comply with the restrictions and conditions imposed by various levels of government to maintain our permits and licenses. Such restrictions include limitations on foreign ownership of vessels and the licensed entity performing dredging works, maintenance of sufficient number of qualified personnel, maintenance of sufficient project track records and compliance with safety regulations and environment protection regulations and maintenance of various licenses of the dredging vessels. If we fail to comply with any of the regulations required for the maintenance of our licenses, our licenses could be temporarily suspended or even revoked, or the renewal of our licenses upon expiration of their original terms may be delayed, which would directly impact our ability to undertake dredging work and reduce our revenue and profit.

We may encounter unexpected difficulties in expanding into new markets.

As we broaden the scope of our geographical operations within the PRC it places additional demands on our management resources. Such expansion also increases the requirements for spare parts and consumable inventories because our business model contemplates maintaining minimum quantities of key items close enough to each vessel to be delivered quickly. Further, it requires us to become familiar with and manage our operations in keeping with local requirements with which we may not be familiar. Any of these factors could adversely effect the cost and efficiency of our dredging operations and our financial performance.

Although we have no current plans to do so, we may expand the geographical coverage of our operations outside the PRC to meet the evolving needs of our key customers who are expanding internationally to places such as Vietnam, Taiwan and other Asian countries. Expansion into overseas markets carries with it many associated risks, including risks related to being relatively new in such markets and unfamiliar with and unable to manage the requirements of operating there. Expansion into overseas markets could also stretch our capital, personnel and management resources to a greater extent than further geographical expansion within the PRC. In addition, there may be many established incumbent players in these markets, who already enjoy a significant presence, and it may be difficult for us to win market share from them. Some of the overseas markets that we could potentially enter may have high barriers of entry to foreign competitors and any such expansion outside of the PRC may not be successful.

Our continued success requires hiring and retaining qualified personnel.

Our future success is dependent upon our ability to attract and retain personnel, including executive officers and key qualified personnel, who have the necessary and required experience and expertise. Particularly, our success is largely attributable to the highly qualified and experienced personnel that we have been able to attract and retain in the past such as captains and chief engineers for dredgers or construction-related geology analysts. Competition for qualified personnel is intense and we have periodically experienced difficulties in recruiting suitable personnel. We may lose these persons to those competitors who are able to offer more competitive packages, or we may have to significantly increase our related staff costs.

We significantly depend on our Chief Executive Officer.

We are dependent on the principal members of our management staff, and in particular Xinrong Zhuo, our Chief Executive Officer. While we have entered into a three-year employment agreement with Mr. Zhuo, there are circumstances under the agreement in which Mr. Zhuo may elect to terminate his employment pursuant to the agreement. Even if Mr. Zhuo were to terminate employment with us in breach of his agreement, we would have little or no practical recourse against Mr. Zhuo under PRC law. Mr. Zhuo may not continue to be employed by us for as long as we require his services. In addition, we rely on members of our senior management team with dredging industry experience for important aspects of our operations, and we believe that losing the services of these executive officers could be detrimental to our operations because they would be difficult to replace. We do not have key-man life insurance for any of our executive officers or other employees.

Risks Relating to Doing Business in the PRC

The political and economic policies of the PRC government could affect our businesses and results of operations.

The economy of the PRC differs from the economies of most developed countries in a number of respects, including the degree of government involvement, control of capital investment, and the overall level of development. Before its adoption of reform and open up policies in 1978, China was primarily a planned economy. In recent years the PRC government has been reforming the PRC economic system and the government structure. These reforms have resulted in significant economic growth and social progress. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country. As a result, we may not continue to benefit from all, or any, of these measures. In addition, it cannot be predicted whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition and results of operations.

The PRC legal system is evolving and has inherent uncertainties regarding interpretation and enforcement of PRC laws and regulations that could limit the legal protections available to you.

Fujian Service, our operating company, is organized under the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited weight as precedents. Since 1979, the PRC government has been developing a comprehensive system of commercial laws and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited number and non-binding nature of published cases, the interpretation and enforcement of these laws and regulations involve uncertainties.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

Changes in PRC laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under our current leadership, the PRC government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. The PRC government may continue to pursue these policies, and it may significantly alter these policies from time to time without notice.

We may be required to obtain prior approval from Ministry of Commerce and the China Securities Regulatory Commission for the Merger and the listing and trading of our ADSs on Nasdaq.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 by the MOFCOM, or the M&A Regulations. The M&A Regulations, among other things, require that the approval from MOFCOM be obtained for acquisitions of affiliated domestic entities by foreign entities established or controlled by domestic natural persons or enterprises, and also require that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals, obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC.

As at the date of this prospectus, the application of the M&A Regulations remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC legal counsel, Dacheng Law Offices Fuzhou Office, based on its understanding of current PRC laws, regulations and rules, has advised that the M&A Regulations are not applicable to us or the Merger we already consummated and that the listing and trading of our ADSs on the Nasdaq does not require CSRC’s approval because our founder and controlling shareholder, Mr. Xinrong Zhuo, is not a mainland PRC natural person. However, the relevant PRC government authorities, including MOFCOM and the CSRC, may reach a different conclusion than our PRC counsel. If prior approval from MOFCOM or the CSRC is required but not obtained, we may face sanctions by MOFCOM, the CSRC or other PRC regulatory agencies. Consequently, MOFCOM, the CSRC or other PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. MOFCOM, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended, The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended, and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by WFOEs. Under these regulations, WFOEs may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, they are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of Fujian WangGang.

Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares.

Because our principal assets are located outside of the United States and our directors and officers reside outside of the United States, it may be difficult for our investors to enforce their rights based on the United States federal securities laws against us and our officers and directors in the United States or to enforce judgments of United States courts against us or them in the PRC.

All of our officers and directors reside outside of the United States. In addition, our operating subsidiaries are located in the PRC and all of their assets are located outside of the United States. The PRC does not have a treaty with United States providing for the reciprocal recognition and enforcement of judgments of courts. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States Federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States Federal securities laws or otherwise.

If the PRC government determines that our contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure.

Foreign ownership in ships which are authorized to operate within the waters in the PRC is subject to significant restrictions under current PRC laws, rules and regulations. According to the Regulation of Ship Registration of the PRC and other related regulations, a ship with more than 50% foreign ownership may not be registered with China nationality. In addition, a ship without a China nationality is not allowed to operate within the waters in the PRC. According to the requirements of the Rules of PRC Governing Vessels of Foreign Nationality, effective as of September 18, 1979, and other applicable rules and regulations, foreign vessels are required to obtain applicable permissions from the PRC administrative authorities for port entries into, navigations in, and exits from the PRC inland waterways and territorial seas. Furthermore, the RAFCE, provides that wholly foreign-owned construction enterprises may only undertake certain types of construction projects prescribed by the RAFCE within the scope of their qualifications. According to such stipulations, the business operations of our operating company, Fujian Service, will be adversely affected if its foreign-owned equity is increased to more than 50%.

To comply with applicable PRC laws, rules and regulations, we directly own 50% equity interests of Fujian Service, our operating company, and entered into the VIE Agreements with Wonder Dredging, which is a PRC domestic company and legal owner of the other 50% equity interests of Fujian Service, and the shareholders of Wonder Dredging. We believe these contractual arrangement give us total control and 100% beneficial interest in the 50% of Fujian Service and 100% of Wonder Dredging that we do not directly own. Our PRC legal counsel, Dacheng Law Offices Fuzhou Office, is of the opinion that (a) our contractual arrangements are in compliance with the requirements of applicable PRC laws and regulations and are in full force and effect; (b) the execution, delivery, effectiveness, enforceability and performance of the such contractual arrangements by any of the our subsidiaries do not (i) result in any violation of the provisions of the Memorandum and Articles of Association, business licenses or other constitutive documents of such party, (ii) conflict with or constitute a breach of any contracts, agreements, or other instruments to which any of such party or by which any of them may be bound, or to which any of the property or assets of such party is subject, or (iii) result in any violation of any judgment, award, order, writ or decree of any government body, court, arbitration panel, domestic or foreign, having jurisdiction over any of such party. However, the relevant PRC regulatory authorities have broad discretion in determining whether a particular corporate structure or contractual arrangement violates applicable PRC laws, rules and regulations, and may take a different view from that of our PRC legal counsel. If the current ownership structure or contractual arrangements is found to be in violation of any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposition of fines, revocation of the business and operating licenses of Fujian Service, whose business and operating licenses are essential to the operation of our business, confiscation of our income or the income of Fujian Service, or requiring us, our PRC subsidiary and Fujian Service to restructure the relevant ownership structure, operations or contractual arrangements and taking other regulatory or enforcement actions that could be harmful to our business.

In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. The imposition of any of these penalties and the effect of any new PRC laws, rules and regulations applicable to our corporate structure and contractual arrangements could have a material adverse effect on our financial condition and results of operations.

Contractual or other arrangements among our affiliates may be subject to scrutiny by PRC tax authorities, and a finding that we or our affiliates owe additional taxes could substantially reduce our profitability and the value of your investment.

As a result of our contractual arrangements, we are entitled to substantially all of the economic benefits of ownership of Fujian Service and Wonder Dredging and also bear substantially all of their economic risks. If the PRC tax authorities determine that the economic terms, including pricing, of our arrangements in respect of Fujian Service were not determined on an arm’s length basis, we could be subject to significant additional tax liabilities and other penalties, which may materially adversely affect our operation results.

Contractual arrangements, including voting proxies, with our affiliated entities for our dredging businesses may not be as effective in providing operational control as direct or indirect ownership.

Since applicable PRC laws, rules and regulations restrict foreign ownership in ships allowed to operate within PRC waters, we only directly own 50% equity interests of Fujian Service, our operating company, and entered into a series of contractual arrangements with Wonder Dredging, which is a PRC domestic company and legal owner of the other 50% equity interests of Fujian Service, and all the shareholders of Wonder Dredging. Fujian Service holds the licenses and approvals pertaining to the operation of our dredging business. We conduct our dredging business and derive related revenues through the direct ownership and contractual arrangements. As we do not have a controlling ownership interest in Fujian Service, these contractual arrangements, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as 100% direct or indirect ownership. If we were the controlling shareholder of Fujian Service with direct or indirect ownership, we would be able to exercise our rights as shareholder to effect changes in the board of directors more effectively, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level.

However, pursuant to our contractual arrangements, if Fujian Service, Wonder Dredging or the shareholders of Wonder Dredging fail to perform their obligations under these contractual arrangements, we may be forced to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in Fujian Service, seeking specific performance or injunctive relief, and claiming monetary damages. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

If SAFE determines that its foreign exchange regulations concerning “round-trip” investment apply to us and our shareholding structure, a failure by our shareholders to comply with these regulations may restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which may materially and adversely affect our business and prospects.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Roundtrip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005 and which was supplemented by an implementing notice issued on May 29, 2007. We refer to them collectively as SAFE Circular No. 75. Under SAFE Circular No. 75, PRC citizens and residents without PRC citizenship must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under SAFE Circular No. 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

Because our founder and controlling shareholder, Mr. Xinrong Zhuo, obtained his Hong Kong identity card in 2005 and surrendered his PRC identity subsequent thereto but still resides in mainland China, he may be determined as the PRC resident defined in SAFE Circular No. 75. Due to the uncertainty over how SAFE Circular No. 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. In addition, if SAFE determines that SAFE Circular No. 75 does apply to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with SAFE Circular No. 75 requirements of our PRC resident shareholders. If SAFE Circular No. 75 were determined to apply to us or any of our PRC resident shareholders, a failure by any of our shareholders or beneficial owners to comply with SAFE Circular No. 75 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.

The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the Enterprise Income Tax Law, or the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us and gains on the sale of ADSs, if we are classified as a Chinese “resident enterprise.”

Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the arrangement for avoidance of double taxation between mainland China and Hong Kong, the effective withholding tax applicable to a Hong Kong non-resident company is currently 5% if it directly owns no less than 25% stake in the Chinese foreign-invested enterprise.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and is subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. China Dredging, our BVI holding company, may be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. It is also unclear whether the dividends we receive from Fujian WangGang will constitute dividends between “qualified resident enterprises” and therefore qualify for exemption from withholding tax, even if we are deemed to be a “resident enterprise” for PRC enterprise income tax purposes. If the Chinese tax authorities subsequently determine that we should be classified as a resident enterprise, foreign ADS holders will be subject to a 10% withholding tax upon dividends payable by us and gains on the sale of ADSs under the EIT Law. Any such tax may reduce the returns on your investment in our ADSs.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

In addition, any capital contributions to our PRC wholly owned subsidiary must be approved by MOFCOM or its local counterpart. We may not be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Currently Fujian Service has not obtained the License for Work Safety and may be assessed penalties.

The Regulations on Licenses for Work Safety promulgated by the State Council that took effect on January 13, 2004 includes the provisions that a construction entity with no license for work safety may not engage in construction activities. Fujian Service has been in the process of applying for the License for Work Safety. Although we have not been subject to any fines or other penalties in relation to any non-compliance in the past, if we fail to obtain the License for Work Safety in a timely manner, Fujian Service may be subject to fines, confiscation of the gains derived from the business activities or the suspension of operations of Fujian Service, which could adversely affect our business and results of operations.

Fujian Service has operated its construction business without the appropriate qualification certificate and therefore may be subject to various penalties.

PRC laws and regulations concerning construction or construction enterprises require that a construction enterprise must hold a qualification certificate for the purpose of undertaking construction projects. Furthermore, there are three levels of qualifications for enterprises undertaking waterway engineering projects and a license holder may only carry out projects permitted by its level of qualification. A construction enterprise is prohibited from undertaking projects without the requisite qualification certificate or exceeding the scope permitted by its level of qualification, otherwise it may be subject to penalties, fines, confiscation of the gains derived from the business activities or the suspension of operations. In addition, if a construction enterprise without the requisite qualification certificate is involved in any dispute in relation with the construction, the relevant court may rule the construction contract to be void. However, despite the void construction contract, if the construction has been completed and accepted after inspection, the construction enterprise is entitled to claim for the project payment.

Where a construction enterprise, which has acquired the construction qualification, applies for a higher level of qualification or to add new items to its qualification, the approval authorities may not approve its application if the construction enterprise, within a year before the day of application, has undertaken a project beyond the scope permitted by its level of qualification.

Our operating company, Fujian Service, commenced its business operation since January 2008 but obtained Level-III qualification only in August 2010. In addition, all major business contracts executed and performed by Fujian Service exceed the permitted scope for Level-III qualification. Although Fujian Service has received all project payments in accordance with the related construction contracts so far, and has not received any notice from the PRC authority for its previous and existing non-compliance, PRC authorities may impose any of the above penalties upon Fujian Service.

After completing the required project and gaining the necessary experience, which may take a significant period of time, Fujian Service plans to upgrade its qualification in order to expand its operations. As Fujian Service has not complied with the relevant laws and regulations, such application may not be approved. If Fujian Service fails to upgrade its qualification in a timely manner and meanwhile continues to undertake projects exceeding the scope of Level-III qualification, it may be subject to fines, confiscation of the gains derived from the business activities or the suspension of operations, and the contracts may be ruled unenforceable or void if any dispute arises, which could materially and adversely affect our business and results of operations.

Fujian Service has not obtained the consents from construction project owners for a substantial number of contracts currently in-progress and which therefore may be held invalid and subject it to confiscation of the associated income.

According to the 1997 PRC Construction Law and other related regulations, if a general contractor subcontracts part of the projects to subcontractors with appropriate qualifications, except for the subcontracting as permitted in the general contracting agreement, prior approval from project owners shall be required. According to the Interpretation by the PRC Supreme Court Concerning the Application of Law in Trial of Dispute Cases Involving Construction Project Contracts, if a contractor illegally assigns or subcontracts the construction project, such act shall be invalid. The people’s court may confiscate the illegal income already obtained by the party according to Article 134 of the Civil Law General Principles. Among the current and effective subcontracts to which Fujian Service is a party, only a few of them have obtained the approval from the project owner. We have not been involved in disputes with general contractors or project owners so far, but we may encounter such disputes in the future. In the event a general contractor is decided by a court to subcontract the construction project illegally, the revenues of Fujian Service may be confiscated, which could materially and adversely affect our business and results of operations.

Our current employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008. Compared to previous labor laws, the Labor Contract Law provides stronger protection for employees and imposes more obligations on employers. According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event shall be no longer than six months; (iii) that in certain circumstances, a labor contract shall be deemed to be without a fixed term and thus an employee can only be terminated with cause; and (iv) that there shall be certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment. A significant number of our employees are contracted through Fujian Haiyi International Ship Service Agency Co., Ltd., a third-party agency company, in the case of the dredgers owned by Fujian Service, and through the lessors, in the case of the dredgers leased by Fujian Service. Fujian Haiyi International Ship Service Agency Co., Ltd. and the lessors are responsible for managing, among others, payrolls and social insurance contributions of these employees.

We may be held jointly liable if Fujian Haiyi International Ship Service Agency Co., Ltd. or the lessors fails to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations. In addition, in the event we decide to significantly change or downsize our workforce, the Labor Contract Law could restrict our ability to terminate employee contracts and adversely affect our ability to make such changes to our work force in a manner that is most favorable to our business or in a timely and cost effective manner, which in turn may materially and adversely affect our financial condition and results of operations. Our employment practices may be deemed to violate the Labor Contract Law. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Fujian Service has not paid the housing fund for and on behalf of its employees and may be subject to the imposition of fines or penalties.

As required by PRC regulations concerning the housing fund, an employer shall make the housing fund payment and deposit registration and pay the housing fund for and on behalf of its employees according to a certain percentage of the respective employees’ salary, usually between 5% and 12%. Fujian Service has not made the housing fund payment and deposit registration due to inconsistent implementation and interpretation by local authorities in the PRC and different levels of acceptance of the social security system by employees. Fujian Service may be required to make such past housing fund payments in the future. Any judgment or decision against Fujian Service in respect of outstanding housing fund could have an adverse effect on our results of operations.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese Renminbi into foreign currencies and, if Chinese Renminbi were to decline in value, reducing our revenue in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in the PRC use their local currency as their functional currencies. Substantially all of our revenue and expenses are in Chinese Renminbi. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the Renminbi depends to a large extent on PRC government policies and the PRC’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of Renminbi to the U.S. dollar had generally been stable and the Renminbi had appreciated slightly against the U.S. dollar. However, in July 2005, the PRC government changed its policy of pegging the value of Chinese Renminbi to the U.S. dollar. Under the new policy, Chinese Renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese Renminbi appreciated approximately 2.5% against the U.S. dollar in 2005 and 3.3% in 2006. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese Renminbi against the U.S. dollar. The Renminbi may not be stable against the U.S. dollar or any other foreign currency.

The income statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income for our operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge its exchange rate risks, although it may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge its exchange rate risks.

Although PRC governmental policies were introduced in 1996 to allow the convertibility of Chinese Renminbi into foreign currency for current account items, conversion of Chinese Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency conversion. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that PRC regulatory authorities will not impose greater restrictions on the convertibility of Chinese Renminbi in the future. Because a significant amount of our future revenue may be in the form of Chinese Renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese Renminbi to fund our business activities outside of the PRC, or to repay foreign currency obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our shares or ADSs. We plan to apply to list our ADSs on the Nasdaq under the symbol “CLFF.” The ADSs and shares will not initially be listed on any other exchange or quoted for trading on any other automated quotation system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs, which may bear no relationship to their market price after this offering. An active trading market for our ADSs may not develop and the market price of our ADSs may not remain at or above the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;
•	announcements of new services by us or our competitors;
•	changes in financial estimates or recommendations by securities analysts;
•	conditions in the dredging industry in China;
•	changes in the economic performance or market valuations of other companies that provide similar services;
•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other foreign currencies;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	additions or departures of key personnel;
•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
•	sales or perceived potential sales of additional ordinary shares or ADSs;
•	pending or potential litigation or administrative investigations; and
•	general economic or political conditions in China.

In addition, the securities market has experienced significant price and volume fluctuations unrelated to the operating performance of any particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

After this offering, our executive officers, directors and principal shareholders and their affiliated entities will beneficially own approximately      % of our outstanding shares. These shareholders, if they acted together, would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and they may not act in the best interests of our minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions maybe taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

You will experience immediate and substantial dilution because our initial public offering price is substantially higher than our net tangible book value per share.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $      per ADS, representing the difference between the assumed initial public offering price of $      per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value of       per ADS as of September 30, 2010, after giving effect to the assumed conversion of our preferred shares, immediately upon completion of this offering and $      net proceeds to us from this offering. See the section entitled “Dilution” for a complete detailed discussion of how the value of your investment in our ADSs will be diluted upon completion of this offering.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We intend to retain most, if not all, of our available funds and earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income. Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial position, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. Our ADSs may not appreciate in value after this offering or even maintain the price at which you purchased our ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have         ordinary shares outstanding, including         ordinary shares represented by ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus and ending no earlier than 180 days, and up to 360 days, thereafter, subject to volume and other restrictions as applicable under Rules 144 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives. To the extent shares are released before the expiration of the applicable lock-up periods and sold into the market, the market price of our ADSs could decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. See “Description of American Depositary Shares.”

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if it is impracticable to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited because we are incorporated under BVI law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the BVI and conduct substantially all of our operations in China through our PRC subsidiaries. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the BVI or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the BVI and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon; provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the BVI; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the BVI; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI; and (f) there is due compliance with the correct procedures under the laws of the BVI. The PRC does not have a treaty with United States providing for the reciprocal recognition and enforcement of judgments of courts. For more information regarding the relevant laws of the BVI and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, or our Articles of Association, and by the statutory and common law of the BVI. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, which provides persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the BVI has a less developed body of securities laws than the United States and provides significantly less protection. In addition, BVI companies may not have standing to initiate a shareholder derivative action in United States federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Our current plans to utilize proceeds of the offering are described under the section entitled “Use of Proceeds,” however, circumstances may change before we have allocated the proceeds to such uses and we are not bound to use the proceeds as currently expected. Rather, our management will have full discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we obtain listing of our ADSs on the Nasdaq, we plan to rely on exemptions from certain corporate governance requirements.

If we obtain listing of our ADSs on the Nasdaq, we would be exempt from certain corporate governance requirements of the Nasdaq by virtue of being a foreign private issuer. If we obtain such a listing, we would be are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the Nasdaq rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);
•	have a minimum of three members on our audit committee;
•	have a compensation committee, a nominating or corporate governance committee;
•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;
•	have regularly scheduled executive sessions with only non-management directors;
•	have at least two executive sessions of solely independent directors each year;
•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control; or
•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We currently intend to rely on all such exemptions provided by Nasdaq to a foreign private issuer. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States federal income tax consequences.

If we are treated as a passive foreign investment company, or a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation — Material United States Federal Income Tax Considerations — General”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares. Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

A foreign corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of quarterly averaging) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Passive income is any income that would be foreign personal holding company income under the Internal Revenue Code of 1986, as amended, or the Code, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. A foreign corporation which owns, directly or indirectly, at least 25% of the value of the stock of another corporation, or a 25%-owned subsidiary, is treated as if it held its proportionate share of the assets and income of such other corporation, for purposes of determining whether such foreign corporation is a PFIC. Based on our current income and assets (including our proportionate share of the income and assets of our 25%-owned subsidiaries) and our projections, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

We urge you to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are classified as a PFIC. For more information, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Rules.”

We identified what believe would constitute a material weakness in our internal control over financial reporting in 2009 and may identify future material weaknesses which, if uncorrected, may adversely effect our ability to accurately and timely report our financial results or prevent fraud, decrease investor confidence in us and negatively impact the market price of our securities.

Prior to this offering, we have been a company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our financial statements included in this prospectus, we identified what we believe would constitute a “material weakness” in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weakness we identified was that none of our employees had any formal training in US GAAP and SEC rules and regulations. Our newly recruited Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all. We also may face additional material weaknesses in the future. Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with the US GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Compliance with rules and requirements applicable to public companies will cause us to incur additional costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our securities to decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, many of which are not reflected in our historical financial statements. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and the Nasdaq, has required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and United States public company reporting requirements, and such personnel may command high salaries. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

MARKET DATA AND FORECASTS

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. We believe that all of these sources are reliable, but we have not independently verified any of this information. Industry publications generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. In addition, the statistical, market and other industry data include estimates and projections that are based on a number of assumptions. If any one or more of the underlying assumptions turn out to be incorrect, actual results may differ significantly from the projections. For example, the global and Chinese dredging markets may not grow at the rate projected by market data, or at all.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $     million, or approximately $      million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $      per ADS, the midpoint of the range shown on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $     per ADS would increase (decrease) the net proceeds to us from this offering by $     million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

We will not receive any proceeds from the ADSs sold by the selling shareholders, if any, upon the expiration of the applicable lock-up restrictions, all of which will be received by the selling shareholders.

We anticipate using the net proceeds we receive in this offering as follows:

•	approximately $40 million to add to our dredging fleet two non-self-propelled cutter suction dredgers with capacity above 3,000 m3/h; and
•	approximately $10 million to purchase the auxiliary ships, pipes, and other equipments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. If we are required to purchase rather than lease one or both dredgers, we expect that we would have to allocate additional funds from our current cash balances to do so because acquisition costs for a single dredger could range up to $30 million or more. The current lease and purchase markets for dredgers that meet our requirements are tight and the timing of dredger additions will depend on availability and is unpredictable. Accordingly, the schedule on which the proceeds from this offering can be utilized is uncertain. Our management will have total flexibility and discretion to use and allocate the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our ADSs and This Offering — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.”

Pending any use of the net proceeds, as described above, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits. These investments may materially and adversely affect the United States federal income tax consequences of your investment in our ADSs. In particular, it is possible that we may become a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences for you. “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

In using the proceeds from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and then only with the approval of MOFCOM and its local counterpart. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund their capital expenditures or working capital for purposes of using the proceeds of this offering as planned. We may not be able to obtain these government registrations or approvals on a timely basis, if at all, and in such case will allocate the offering proceeds differently.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ADS, ordinary shares or preferred shares. We do not anticipate paying any cash dividends on our ADS or ordinary shares in the foreseeable future and plan to retain earnings, if any, for use in the development of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, BVI and PRC laws, and other factors that our board of directors deems relevant. The terms of our preferred shares also limit our ability to pay dividends.

We are a BVI holding company and substantially all of our operations are conducted through our PRC subsidiaries. We rely principally on dividends paid to us by our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors in the case of a Chinese-foreign joint venture company, or the shareholders at a meeting, in the case of a WFOE, has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis; and
•	on a pro forma, as adjusted basis, to reflect (1) the Merger and the assumed conversion of all of our outstanding preferred shares issued in our 2010 Private Placement into 10,012,987 ordinary shares immediately upon the completion of this offering, and (2) the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $ per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

		Pro Forma
	Actual (unaudited)	As-Adjusted (unaudited)
Liabilities – current
Secured	$4,109,875	$4,109,875
Total current liabilities	4,109,875	4,109,875
Liabilities – non-current
Secured	8,668,101	8,668,101
Preferred shares issued in the 2010 Private Placement	—	—
Total non-current liabilities	8,668,101	8,668,101
Total Liabilities	$12,777,976	$12,777,976
Shareholders’ Equity
Preferred stock	$—	$—
Ordinary Shares	—	—
Additional paid-in capital	80,205,592	171,985,994
Retained earnings and accumulated other comprehensive income	18,238,512	17,613,499
Statutory reserves	6,516,570	6,516,570
Total equity	$104,960,674	$196,116,063
Total capitalization	$117,738,650	$208,894,039

DILUTION

If you invest in our ADSs, your investment will be diluted immediately to the extent of the difference between the public offering price per ADS that you will pay in this offering and our net tangible book value per ADS immediately after this offering. Dilution results from the assumed conversion of our preferred shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding ordinary shares.

We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of our ordinary shares outstanding after giving effect to the Merger with CAC that was consummated on October 27, 2010 and the assumed conversion of all of our outstanding preferred shares issued in our 2010 Private Placement. Our net tangible book value as of September 30, 2010 and after giving effect to the Merger and assumed conversion of all preferred shares issued in our 2010 Private Placement was $150.9 million, or $2.41 per ordinary share. Our pro forma net tangible book value after the offering is $    per ordinary share, based on     shares outstanding, which gives effect to the assumed conversion of 10,012,987 of our preferred shares issued in our 2010 Private Placement immediately upon completion of this offering.

Assuming the sale by us of ADSs at a public offering price of $   per ADS, which is the mid-point of the estimated public offering price range set forth on the front cover of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses, our as adjusted net tangible book value as of September 30, 2010 would have been approximately $     million, or $     per ADS, assuming no exercise of the underwriter’s option to purchase additional ADSs. This represents an immediate increase in net tangible book value of $     per ordinary share to our existing shareholders and an immediate dilution of $    per ordinary share, or     %, to the new investors purchasing ADSs in this offering.

The following table illustrates this per ordinary share dilution:

Assumed public offering price
Net tangible book value as of September 30, 2010		$2.01
Net contribution from issuance and assumed conversion of preferred shares issued in 2010 Private Placement		4.58
Net tangible book value prior to this offering		2.41
Net proceeds from this offering
As adjusted net tangible book value after this offering	$
Dilution to new investors	$

The as adjusted net tangible book value after the offering is calculated as follows:

Numerator:
Net tangible book value before this offering	$104,960,674
Increase due to issuance and assumed conversion of preferred shares from 2010 Private Placement	45,905,688
Subtotal	150,866,362
Net proceeds from this offering	$45,249,701
Offering costs paid in advance and excluded from net tangible book value	—
Numerator total	$196,116,063
Denominator:
Ordinary shares outstanding prior to this offering	52,677,323
Increase due to assumed conversion of preferred shares	10,012,987
Total ordinary shares outstanding prior to this offering	62,690,310
Ordinary shares underlying ADSs included in the offering
Total

The following table summarizes the differences between the shares held by existing shareholders, on an as adjusted basis, as of September 30, 2010, after giving effect to the assumed conversion of 10,012,987 of our preferred shares issued in our 2010 Private Placement immediately upon completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us in this offering. The table also shows the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased			Net Tangible Book Value		Average per Ordinary Share		Average Price per ADS
	Number		%	Amount	%
Existing shareholders	62,690,310	(1)		$150,866,362	77		$2.41	$
Net proceeds from this offering				45,249,701	23
Total			100	$195,491,050	100	$		$

(1)	Assumes the conversion of all of our preferred shares into ordinary shares upon completion of this offering.

A $1.00 increase (decrease) in the assumed public offering price of $     per ADS would increase (decrease) our adjusted net tangible book value per ordinary share and per ADS after giving effect to the assumed conversion of our preferred shares and this offering by $     per ordinary share and $     per ADS, and the dilution in our as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $     per ordinary share and $     per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

We conduct substantially all of our operations in China. A substantial portion of our sales and our costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 23, 2010, the noon buying rate was RMB6.6545 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of Renminbi into the U.S. dollar are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.83 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2010.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6912	6.7396	6.8102	6.6869
October	6.6707	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6330	6.6892
December (through December 23, 2010)	6.6450	6.6569	6.6450	6.6745

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the BVI in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the BVI. These disadvantages include a less developed body of BVI securities laws that provide significantly less protection to investors compared to the laws of the United States, and the potential lack of standing by BVI companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring disputes, including those arising under the securities laws of the United States, between us and our officers, directors and shareholders, be arbitrated.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. Some of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed C T Corporation System as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder has advised us that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial maters and that a final judgment for the payment of money rendered by any federal or state courts in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. In addition, Maples and Calder has advised us that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority, for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.

Dacheng Law Offices Fu Zhou Office has advised us that there is also uncertainty as to whether the courts of China would:

•	Recognize or enforce judgments of the United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•	Entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Dacheng Law Offices Fuzhou Office has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of December 31, 2009 and 2008 and for the year ended December 31, 2009 and for the period from January 8, 2008 (inception) to December 31, 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and reflect the financial results and position of Fujian Service. The selected pro forma consolidated financial data as of and for the nine-month period ended September 30, 2010 (as if we had existed on January 1, 2010) have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and reflect our financial results and position. You should read this selected consolidated financial data together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our unaudited interim financial data for the nine months ended September 30, 2010 may not be indicative of our results or position for the full year ending December 31, 2010. Our historical financial results and position do not necessarily indicate our expected financial results or position for any future periods.

	Fujian Service Year Ended December 31,		China Dredging Pro Forma Nine Months Ended September 30, 2010 (Unaudited)
Consolidated Statement of Operations Data	2008	2009
Contract Revenue	$54,480,271	$80,333,891	$91,391,237
Cost of contract revenue	(25,424,227)	(38,715,490)	(40,001,337)
Gross Profit	29,056,044	41,618,401	51,389,900
General and administrative expenses	(2,152,575)	(2,531,132)	(4,691,935)
Income from operations	26,903,469	39,087,269	46,697,965
Other (expense) income	(136,332)	(726,020)	(575,207)
Income before income taxes	26,767,137	38,361,249	46,112,758
Income tax expense	(6,696,745)	(9,596,651)	(11,771,535)
Net Income	$20,070,392	$28,764,598	$34,351,223

	Fujian Service December 31,		China Dredging September 30, 2010 (Unaudited)
Consolidated Balance Sheet Data	2008	2009
Assets
Total current assets	$9,790,137	$34,406,858	$88,809,442
Total other assets	48,497,870	45,708,395	43,383,862
Total assets	$58,288,007	$80,115,253	$132,193,354
Liabilities and owners’ equity
Liabilities
Total current liabilities	$22,068,848	$9,282,633	$18,564,579
Total non-current liabilities	6,962,257	3,295,738	8,668,101
Total liabilities	29,031,105	12,578,371	27,232,680
Owners’ equity
Total owners’ equity	29,256,902	67,536,882	104,960,674
Total liabilities and owners’ equity	$58,288,007	$80,115,253	$132,193,354

Backlog At	Amount ($ millions)
Backlog balance at December 31, 2009	$8,139,422
New contracts entered into and started during the nine months ended September 30, 2010	180,405,405
Add: Adjustment of contracts due to change orders during the period	569,728
Adjusted contract amount at September 30, 2010	189,114,555
Less: Contract revenue earned during the nine months ended September 30, 2010	(91,391,237)
Less: Deferral of certain contracts	(44,300,000)
Backlog balance at September 30, 2010	$53,423,318

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and the related notes included elsewhere in this report. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated, believed, estimated or otherwise indicated. See “Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” Unless otherwise indicated, all results are in US$, are derived from our consolidated financial statements included in this prospectus, and reflect rounding for clarity of presentation. Our financial results and position for the nine months ended September 30, 2010 are presented on a pro forma basis, as if we had existed on January 1, 2010, and our financial results and position for prior periods reflect the results and position of Fujian Service.

Company Overview

We believe we are one of the leading dredging companies in the PRC. Since inception, we have functioned exclusively as a specialist subcontractor, performing dredging services for other companies licensed to function as general contractors. Dredging involves the preservation or enhancement of navigability of waterways through the removal or replenishment of soil, sand or rock. Through our management skills, efficient operation and effective cost control, we have established a competitive edge and gained a credible reputation in our market. Moreover, by successfully executing numerous projects, we have strengthened our relationship with our general contractors, an important factor in establishing a secure pipeline of future business.

Factors and Trends Affecting our Results of Operations

We believe that primary factors affecting our revenues include:

•	Availability of sub-contract opportunities. Because we generate revenues primarily as a dredging subcontractor on major port infrastructure projects in the PRC, our revenues significantly depend upon the PRC government’s public spending on such projects. The nature, extent and timing of these projects, however, is affected by the interplay of a variety of factors, including the PRC government’s spending in the marine transportation infrastructure industry in the PRC and the general conditions and prospects of the PRC economy. We have established close, cooperative relationships with China Communications, the largest state-owned general contractor in the PRC that undertakes dredging projects, including non-binding agreements that contemplate significant dredging projects volume through 2014. Through our performance in a diverse range of dredging projects, we believe we have developed a favorable reputation among local governments, suppliers and contractors. We believe these relationships position us to obtain quality dredging projects.
•	Capacity of our dredging fleet to undertake contracts. Since inception, we have had more dredging work contracted than we could immediately perform. We own or lease three trailer suction hopper dredgers and six non-self-propelling cutter suction dredgers, and we have entered into an agreement to purchase a new non-self-propelling cutter suction dredger. Therefore, the addition of new vessels to the fleet will be required to grow our revenue and profitability, notwithstanding the contract backlog we have.
•	Managing our Costs under Fixed-Price Contracts. Substantially all of our revenue-generating contracts are fixed-price contracts under which we are paid a specified price for our performance of the entire contract. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs of materials, operational difficulties and other changes that may occur during the contract period. As a result, we will only realize profits on these contracts if we successfully estimate project costs and avoid cost overruns. In addition, factors beyond our control, such as inclement or hazardous weather conditions, can result in substantial delays in dredging and additional contract expenses.

•	Backlog and business development pipeline. Because contracts begin in one fiscal year or reporting period and are typically completed in a subsequent fiscal year or reporting period, we believe that the revenue recognized in a particular year or period is not, by itself, the best indicator that our business is expanding. We believe that the prospects for future project work should normally also be considered. We measure this important metric and related trends by calculating our project backlog, which comprises only unrealized revenue on executed contracts with specific schedules for commencement and firm pricing and includes as-yet-uncompleted work on in-progress dredging projects. We only recently began to track this important metric, so the availability of trend information is limited. Our backlog as of September 30, 2010 was $53.4 million, an amount consistent with our objective of maintaining firm contract levels that will keep our dredging fleet fully utilized for at least three to four months and our recent increases in our fleet size.

The following schedule summarizes changes in backlog on contracts during the nine months ended September 30, 2010.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered into during the nine months ended September 30, 2010	180,405,405
Add: Adjustment of contracts due to change orders during the period	569,728
Adjusted contract amount at September 30, 2010	189,114,555
Less: Contract revenue earned during the nine months ended September 30, 2010	(91,391,237)
Less: Deferral of certain contracts*	(44,300,000)
Backlog balance at September 30, 2010	$53,423,318

*	We have deducted from the backlog three one-year contracts with two of our largest customers totaling approximately $44.3 million which were previously reported in our backlog as of June 30, 2010. These three contracts were formally deferred in October 2010 by mutual written agreement between us and our customers, but discussions were underway prior to reaching agreement on the deferral. We believe these deferral agreements created enough uncertainty about when and whether the contracts would be performed that they should no longer be included in our backlog. Accordingly, we adjusted our backlog as of September 30, 2010. In light of the deferral agreements, we have committed our fleet to other projects and are actively negotiating revisions to the deferred contracts pursuant to which they could commence, although we may not reach agreement or perform them.

In addition to projects in our backlog, we have been awarded additional bids with customers for which we are currently in the process of finalizing start dates and other specific terms. We have also received positive indications of bid awards for other projects on which we expect to soon begin actively negotiating final contract details, and we have lodged various bids for new projects. The contract proposal or bidding process is ongoing for us and results in regular additions to our contract backlog, the balance of which is also continuously reduced by work performed and further adjusted for contract change orders. We believe our backlog and pipeline of contracts in bid or negotiation stage provides us with significant revenue visibility through 2011 and into 2012 and gives us confidence that our dredging fleet can remain substantially fully utilized through at least the end of 2011 and that our targeted objectives to add to our fleet and capacity are prudent.

Segment and Business Cycle Information

Since the inception of Fujian Service, the only line of business we have operated is sub-contract dredging and we have operated only in the PRC. Accordingly, no geographic or segment information is presented. Based on the contracts we have performed and in our backlog, we believe that our operations and business cycle are not seasonal or subject to major fluctuations over time.

Primary Components of Revenue and Expense

Contract Revenue

We generate revenue primarily from dredging services. Substantially all of our revenue-generating contracts are fixed-price contracts under which we are paid a specified price for our performance of the entire contract. We recognize contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Our customers are PRC state-owned enterprises. There are no credit terms and customers settle balances according to the percentage of completion of contracts, and the date of settlement is specified in our contracts. We believe we have developed a favorable reputation among local governments, suppliers and contractors that position us to continue to obtain quality dredging projects.

Cost of Revenue

	Fujian Service 2008		Fujian Service 2009
	Amount	Percentage of Cost	Amount	Percentage of Cost
Wages	$596,694	2.4%	$861,861	2.2%
Leasing fees	1,273,713	5.0%	1,720,275	4.4%
Crew hire charge	1,110,149	4.4%	1,457,329	3.8%
Consumable parts	18,757,168	73.8%	29,724,508	76.8%
Depreciation	3,686,503	14.4%	4,951,517	12.8%
Cost of contract revenue	$25,424,227	100.0%	$38,715,490	100.0%

Our cost of revenue includes consumable parts ($18.8 million for year ended December 31, 2008, $29.7 million for year ended December 31, 2009 and $29.7 million for nine months ended September 30, 2010), depreciation of dredgers ($3.7 million for year ended December 31, 2008, $5.0 million for year ended December 31, 2009 and $3.8 million for nine months ended September 30, 2010), dredgers’ hire charges ($1.3 million for year ended December 31, 2008, $1.7 million for year ended December 31, 2009 and $4.2 million for nine months ended September 30, 2010), crew hire charges ($1.1 million for year ended December 31, 2008, $1.5 million for year ended December 31, 2009 and $1.7 million for nine months ended September 30, 2010), and salaries and wages ($0.6 million for year ended December 31, 2008, $0.9 million for year ended December 31, 2009 and $0.6 million for nine months ended September 30, 2010). We expect our cost of revenue to increase in connection with our expansion plans, including our acquisition of additional dredgers.

Operating Expenses

Our operating expenses include professional fees and general and administrative expenses. We expect our operating expenses to increase in connection with our expansion plans. We also anticipate incurring higher expenses in connection with this offering and as a public company, primarily including additional legal and corporate governance expenses, including salary and payroll-related costs for additional accounting staff.

Critical Accounting Policies and Estimates

General

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of the financial statements in conformity with U.S. GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables; and realizable values for inventories. Actual results could differ from those estimates.

Revenue Recognition

We recognize contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of contracts, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in progress are made in the period in which they are identified. In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts

Cost and estimated earnings in excess of billings on uncompleted contracts represents amounts due or billable under the terms of contracts with our customers. The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. No amount constitutes a retainer. We anticipate collection of all outstanding balances within 10 to 15 days after completion reports of the contracts are issued. Allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing receivables. We provide an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable. Outstanding account balances are reviewed individually for collectability. Based on our assessment of collectability, there was no allowance for doubtful accounts recognized for the years ended December 31, 2009 and 2008 and for the nine months ended September 30, 2010.

Impairment of Long-Lived Assets

Long-lived assets are comprised of property, plant and equipment. Pursuant to the authoritative accounting guidance, long-lived assets to be held and used are reviewed for possible impairment whenever events indicate that the carrying amount of such assets may not be recoverable by comparing the undiscounted cash flows associated with the assets to their carrying amounts. If such a review indicates an impairment, the carrying amount would be reduced to fair value. If long-lived assets are to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet. Based on our assessment, there were no events or changes in circumstances that would indicate any impairment of long-lived assets as of September 30, 2010.

Income Taxes

We are incorporated in the BVI, the laws of which do not require us to pay any income taxes or other taxes based on revenue, business activity or assets. Our subsidiaries domiciled and operating in other countries file separate tax returns in the respective jurisdictions in which they are domiciled or operate. Pursuant to authoritative accounting guidance regarding income taxes, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date. Authoritative accounting guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This guidance also addresses de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. Changes in PRC tax laws or their interpretation or application may subject us to substantial PRC taxes in future. No deferred tax liability has been provided as the amount involved is immaterial. Fujian Service has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions. For the period ended September 30, 2010, we had no unrecognized tax benefit. We do not anticipate any potential future adjustments in the next twelve months that would result in a material change to our financial tax position.

Other Comprehensive Income

Pursuant to authoritative accounting guidance regarding comprehensive income, our comprehensive income consists of net income and foreign currency translation adjustments. We translate our assets and liabilities of foreign operation at the rate of exchange in effect on the balance sheet date. We translate income and expenses at the average rate of exchange prevailing during the period. The period-end rates for September 30, 2010 and December 31, 2009 of RMB into to one U.S. dollar were 6.6912 and 6.8270, respectively. Average rates for the nine months ended September 30, 2010 and 2009 were 6.7985 and 6.8314, respectively. The related translation adjustments are reflected in “Accumulated other comprehensive income” in the owners’ equity section of our consolidated balance sheets. Foreign currency gains and losses resulting from transactions are included in earnings. As of September 30, 2010 and December 31, 2009, the accumulated foreign currency translation gain was approximately $2.9 million and $0.7 million, respectively.

Business Combination and Recapitalization

The acquisition of Fujian Service in June 2010 has been accounted for as a business combination under the purchase method of accounting under authoritative accounting guidance, since Fujian Service, although it may be deemed a related party, was not under common control. Accordingly, the assets and liabilities of Fujian Service have been recorded at their estimated fair values on the acquisition date. We have not recorded any income or expenses since the acquisition date since we have determined them to be immaterial. Wonder Dredging’s balance sheet has also been consolidated since it is deemed to be a VIE under authoritative accounting guidance.

In October 2010, we merged with CAC, a public reporting, non-trading shell company domiciled in the BVI. The terms of the Merger were set forth in the Merger Agreement, which provided that China Dredging would continue as the surviving company following the Merger. We have accounted for the Merger as a recapitalization, with China Dredging being treated as the accounting acquirer. Immediately prior to, and in contemplation of, the consummation of the Merger, we redesignated our shares to retroactively adjust our legal capital. At the time of the Merger, all of the issued shares of CAC were exchanged for 500,000, or 0.95%, of our issued and then outstanding ordinary shares, while our shareholders immediately prior to the Merger retained 52,177,323, or 99.05%, of our issued and then outstanding ordinary shares. As a result of the Merger, we became a public reporting company. CAC, being the non-surviving company, ceased its corporate existence.

Internal Control over Financial Reporting

Prior to this offering, we have been a company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our financial statements included in this prospectus, we identified what we believe would constitute a “material weakness” in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weakness we identified was that none of our employees had any formal training in US GAAP and SEC rules and regulations. Our newly recruited Chief Financial Officer also does not have such training, and we may not be able to remediate this material weakness without significant expense, if at all. We also may face additional material weaknesses in the future. Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with the US GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations.

We have begun to undertake steps to improve our internal control over financial reporting, including, among others things, to enhance our corporate governance. We plan to have three independent directors on our board of directors, one of which would have experience in US GAAP financial statements and SEC rules and regulations. The independent directors would form the audit committee and compensation committee of our board of directors.

However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Results of Operations

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

The following table presents our pro forma operating results of China Dredging for the nine months ended September 30, 2010 (as if we had existed on January 1, 2010) compared to the nine months ended September 30, 2009 of Fujian Service.

	Nine Months Ended September 30,				Increase (Decrease)	Percent Change
	2009 (Fujian Service)		2010 (China Dredging Pro Forma)
Contract revenue	$60,883,638	100.0%	$91,391,237	100.0%	$30,507,599	50.1%
Cost of contract revenue	(28,506,225)	(46.8)%	(40,001,337)	(43.8)%	11,495,112	(40.3%)
Gross profit	32,377,413	53.2%	51,389,900	56.2%	19,012,487	58.7%
General and administrative expenses	(1,614,834)	(2.7)%	(4,691,935)	(5.1)%	(3,077,101)	(190.6%)
Income from operations	30,762,579	50.5%	46,697,965	51.1%	15,935,386	51.8%
Income before income taxes	30,201,663	49.6%	46,122,758	50.5%	15,921,095	52.7%
Income tax expense	(7,554,373)	(12.4%)	(11,771,535)	(12.9%)	4,217,162	(55.8%)
Net income	$22,647,290	37.2%	$34,351,223	37.6%	$11,703,933	51.7%

The following table summarizes changes in backlog on contracts during the nine months ended September 30, 2010. Backlog represents the amount of revenue we expect to realize from work to be performed on uncompleted contracts in progress at period end and from contractual agreements on which work has not yet begun.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered into and started during the nine months ended September 30, 2010	180,405,405
Add: Adjustment of contracts due to change orders during the period	569,728
Adjusted contract amount at September 30, 2010	189,114,555
Less: Contract revenue earned during the nine months ended September 30, 2010	(91,391,237)
Less: Deferral of certain contracts	(44,300,000)
Backlog balance at September 30, 2010	$53,423,318

While our business prospects are solid and growing, the 7-fold growth in backlog during the nine months ended September 30, 2010 is primarily attributable to the formalization of contracts that permit reporting of firm backlog statistics. To a lesser degree it reflects our increased availability to facilitate larger contract commitments as a result of adding four vessels to our dredging fleet in the second half of 2010.

Revenue

Contract revenue increased by $30.5 million, or 50.1%, to $91.4 million for the nine months ended September 30, 2010, compared to $60.9 million for the same period of 2009. The increase primarily reflects our increase in fleet capacity. With four newly leased dredgers joining the fleet from June 2010, we completed 55.5 million cubic meters of dredging volume as compared to 39.0 million cubic meters during the same period in 2009, a 42.5% increase in dredging volume. In addition, the unit construction price per cubic meter increased by $0.09, or 5.3%, to $1.65 for the nine months ended on September 30, 2010 from $1.56 for the same period in 2009.

Cost of Revenue

Cost of revenue increased by $11.5 million, or 40.3%, from $28.5 million for the nine months ended September 30, 2009 to $40.0 million in same period of 2010, primarily due to our increased revenue. Unit construction cost per cubic meter decrease from $0.73 to $0.72, primarily due to comprehensive changes in our cost structure. The following table sets forth the main components of our cost of revenue for the periods indicated.

	Fujian Service Nine months ended September 30, 2009		China Dredging Nine months ended September 30, 2010 (Pro Forma)
	Amount	Percentage of Cost	Amount	Percentage of Cost
Wages	$643,795	2.3%	$648,875	1.6%
Leasing fees	1,289,999	4.5%	4,157,310	10.4%
Crew hire charge	1,092,821	3.8%	1,739,525	4.4%
Consumable parts	21,766,570	76.4%	29,686,816	74.2%
Depreciation	3,713,040	13.0%	3,756,811	9.4%
Cost of contract revenue	$28,506,225	100.0%	$40,001,337	100.0%

Leasing fees increased by $2.9 million, primarily due to our bringing four newly leased vessels into operation in June 2010, accounting for 10.4% of our cost of revenue for the nine months ended September 30, 2010 as compared to 4.5% for the same period of 2009. The crew hire charge associated with leased vessels also increased by $0.6 million in the nine months ended September 30, 2010 compared to the same period of 2009. The cost of consumable parts increased from $21.8 million to $29.6 million, or 35.9%, which was lower than the increase of revenue for the same period, primarily due to better cost control and operation management. The wages and depreciation remained relatively flat in the nine months ended September 30, 2010 compared to the same period of 2009, primarily reflecting our ownership and operation of the same three dredgers in our fleet.

Gross Profit

Gross profit increased by $19.0 million, or 58.7%, to $51.4 million for the nine months ended September 30, 2010, compared to $32.4 million in the same period of 2009, primarily due to our increased revenue. Our gross profit margin increased from 53.2% to 56.2%, primarily reflecting the 5.3% increase of unit construction price.

General and Administrative Expenses

General and administrative expenses are comprised of revenue taxes and fees, salaries and benefits, business insurance and other daily expenses. Revenue taxes and fees include primarily business tax, city maintenance and educational fees. Salaries and benefits include salaries and allowances, staff welfare for education, staff social welfare insurance and health insurance. Daily operation expenses include depreciation of office equipment, rent, travel and others. The following table sets forth certain information regarding the main components of our general and administrative expenses for the periods indicated:

	Fujian Service September 30, 2009			China Dredging September 30, 2010 (Pro Forma)
	Amount	% of Total G&A	% of Total Revenue	Amount	% of Total G&A	% of Total Revenue
Revenue tax expenses*	$1,287,908	79.8%	2.1%	$3,866,996	82.4%	4.2%
Salary and benefits	119,766	7.4%	0.2%	120,925	2.6%	0.1%
Operating insurance	146,656	9.0%	0.2%	148,994	3.2%	0.2%
Daily operation expenses	60,504	3.8%	0.1%	118,322	2.5%	0.1%
Financing and restructuring expenses	—	—	0.0%	436,698	9.3%	0.5%
Total G&A	$1,614,834	100.0%	2.7%	$4,691,935	100.0%	5.1%

*	In the PRC, the government levies taxes on revenue and we record this tax expense as a general and administrative expense.

General and administrative expense increased from $1.6 million, or 2.7% of revenues, for the nine months ended September 30, 2009 to $4.7 million, or 5.13% of revenues, for the nine months ended September 30, 2010. The increase in general and administrative expense was primarily attributable to an increase in revenue taxes of $2.6 million. For the services we provide, business tax can range from 2% up to approximately 5%, depending on local project concessions. In addition, we had an aggregate of $0.4 million of non-recurring financing and restructuring expenses for nine months ended September 30, 2010.

Operating Income

As a result of the foregoing, our operating income increased $15.9 million, or 51.8%, to $46.7 million for the nine months ended September 30, 2010, from $30.8 million for the same period of 2009.

Income Tax

Income tax expense increased by $4.2 million, or 55.8%, from $7.6 million for the nine months ended September 30, 2009 to $11.8 million for the same period of 2010, primarily due to the increase in our taxable income. The applicable income tax rate was 25%, which was effective on January 1, 2008 in the PRC.

Net Income

As a result of the foregoing, our net income increased by $11.7 million, or 51.7%, to $34.4 million, compared to $22.6 million for the same period of 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The following table presents our operating results for 2009 compared to 2008.

	Fujian Service Years Ended December 31,				Increase (Decrease)	Percent Change
	2008		2009
Contract revenue	$54,480,271	100.0%	$80,333,891	100.0%	$25,853,620	47.46%
Cost of contract revenue	(25,424,227)	(46.7)%	(38,715,490)	(48.2)%	13,291,263	52.28%
Gross profit	29,056,044	53.3%	41,618,401	51.8%	12,562,357	43.23%
General and administrative expenses	(2,152,575)	(4.0)%	(2,531,132)	(3.2)%	378,557	17.59%
Income from operations	26,903,469	49.4%	39,087,269	48.7%	12,183,800	45.29%
Income before income taxes	26,767,137	49.1%	38,361,249	47.8%	11,594,112	43.31%
Income tax expense	(6,696,745)	(12.3)%	(9,596,651)	(12.0)%	2,899,906	43.30%
Net income	$20,070,392	36.8%	$28,764,598	35.8%	$8,694,206	43.32%

Revenue

Our contract revenue increased 47.5% to $80.3 million in 2009 as compared to 2008. This was primarily due to an increase in average fleet size in 2009 as compared to 2008. We started 2008 operations with one dredger and added our fifth dredger in June 2008. We completed 39.8 million and 52.0 million cubic meters of dredging volume, respectively, in 2008 and 2009, a 30.7% growth rate. In addition, the unit construction price per cubic meter increased by $0.18, or 12.85%, from $1.37 to $1.55 in 2009 compared to 2008.

Cost of Revenue

Our cost of revenue increased by $13.3 million, or 52.3%, from $25.4 million in 2008 to $38.7 million in 2009, primarily reflecting increased revenues. Unit construction cost per cubic meter increased from $0.64 to $0.74, primarily due to comprehensive changes in our cost structure. The following table sets forth the main components of our cost of revenue for the periods indicated.

	Fujian Service 2008		Fujian Service 2009
	Amount	Percentage of Cost	Amount	Percentage of Cost
Wages	$596,694	2.4%	$861,861	2.2%
Leasing fees	1,273,713	5.0%	1,720,275	4.4%
Crew hire charge	1,110,149	4.4%	1,457,329	3.8%
Consumable parts	18,757,168	73.8%	29,724,508	76.8%
Depreciation	3,686,503	14.4%	4,951,517	12.8%
Cost of contract revenue	$25,424,227	100.0%	$38,715,490	100.0%

Due to the increase in average fleet size in 2009 as compared to 2008, all operating cost items increased as well. Wages, leasing fees, crew hire charge and depreciation increased by 31.3%, 35.0%, 44.4% and 34.3%, respectively, all higher than the increased rate of construction volume. The cost of consumable components increased the most significantly by 58.5%, which was the primary driver to the increase in operating costs, accounting for 82.5% of the total increase in operating cost.

Gross Profit

Our gross profit increased from $29.0 million in 2008 to $41.6 million in 2009, primarily due to our increased revenue. Gross profit margin decreased from 53.3% to 51.8%, primarily reflecting increased construction cost, particularly consumable and maintenance parts.

General and Administrative Expenses

The following table set forth certain information regarding the main components of our general and administrative expenses for the periods indicated:

	Fujian Service 2008			Fujian Service 2009
	Amount	% of Total G&A	% of Total Revenue	Amount	% of Total G&A	% of Total Revenue
Revenue tax expenses*	$1,833,873	85.2%	3.8%	$2,112,416	83.5%	2.6%
Salary and benefits	140,014	6.5%	0.3%	159,808	6.3%	0.2%
Operating insurance	103,056	4.8%	0.2%	187,575	7.4%	0.2%
Daily operation expenses	75,632	3.5%	0.1%	71,333	2.8%	0.1%
Total G&A	$2,152,575	100.0%	4.0%	$2,531,132	100.0%	3.2%

*	In the PRC, the government levies taxes on revenue and we record this tax expense as a general and administrative expense.

Operating Income

As a result of the foregoing, our operating income increased $12.2 million, or 45.3%, from $26.9 million in 2008 to $39.1 million in 2009.

Income Tax

Our income tax expense increased $2.9 million, or 43.3%, to $9.6 million in 2009, compared to $6.7 million for 2008, primarily due to the increase in our taxable income. The applicable tax rate was 25%, which was effective on January 1, 2008 in the PRC.

Net Income

As a result of the foregoing, our net income increased $8.7 million, or 43.3%, to $28.8 million in 2009, compared to $20.1 million in 2008.

Liquidity and Capital Resources

As of September 30, 2010 we had cash of $51.5 million, an increase of $28.2 million from December 31, 2009. Our current assets totaled $88.8 million as of September 30, 2010 while our current liabilities totaled $18.6 million. As of September 30, 2010, we had short-term loans of approximately $4.1 million. We have financed our activities to date primarily through cash generated from operating activities, bank borrowings, and private placements of our securities. Between October 2010 to December 2010, we completed multiple closings of a private placement of our preferred shares and received net proceeds of approximately $46.5 million, or our 2010 Private Placement, which substantially increasing our cash balance and strengthening our liquidity position. We believe that our currently available working capital will be sufficient to maintain our operations at the current level for at least the next 12 months.

We intend to use proceeds from our 2010 Private Placement and this offering to finance our plan to further expand our fleet, including approximately $40.0 million to add two self-propelled cutter suction dredgers with capacity above 3,000 m 3/h and approximately $10.0 million to purchase the auxiliary ships, pipes, and other equipments. In the event that we are unable to fund our planned fleet expansion in a timely manner, we intend to use cash generated from operating activities and to pursue alternative sources of financing, such as loan facilities from financial institutions, to meet our cash needs in relation to the expansion plan. As of the date of this prospectus, we have no current arrangements in place for such alternative sources of financing, which may not be available to us on reasonable terms, if at all.

The following table presents a comparison of our cash flows and beginning and ending cash balances during the years ended December 31, 2009 and 2008, and for the nine months ended September 30, 2010 and 2009:

	Year Ended December 31,		Nine Months Ended September 30,
	Fujian Service 2008	Fujian Service 2009	Fujian Service 2009	China Dredging 2010 (Pro Forma)
Cash flows provided by operating activities	$26,096,112	$30,952,939	$10,490,220	$40,617,558
Cash flows used in investing activities	(42,059,354)	(2,196,096)	(20,031,574)	(18,210,912)
Cash flows provided by (used in) financing activities	17,303,282	(6,785,017)	19,250,881	4,522,370
Net increase in cash	1,340,040	21,971,826	9,709,527	26,929,016
Cash at beginning of year/period	—	1,362,142	1,362,142	23,343,469
Cash at end of year/period	$1,362,142	$23,343,469	$11,073,023	$51,541,827

Cash Flow Provided by Operating Activities

The following table sets forth information regarding our cash provided by operating activities for the periods indicated

	Year Ended December 31,		Nine Months Ended September 30,
	Fujian Service 2008	Fujian Service 2009	Fujian Service 2009	China Dredging 2010 (Pro Forma)
Net income	$20,070,392	$28,764,598	$22,647,290	$34,351,223
Adjustments to reconcile net income to net cash
Add: depreciation expense	3,686,744	4,952,236	3,713,579	3,757,352
Changes in operating assets and liabilities:
Cost and estimated earnings in excess of billings on contracts in progress	—	(2,210,343)	(11,275,774)	(7,800,515)
Other receivable	—	(311)	(334)	(905)
Prepaid and other deposits	—	—	(103,579)	—
Inventories	—	(429,018)	(4,769,042)	118,010
Accounts payable	—	—	—	3,548,895
Income taxes payable	2,186,909	(179,402)	233,437	3,919,229
Accrued liabilities and other payables	152,067	55,179	44,643	2,724,269
Net cash provided by operating activities	$26,096,112	$30,952,939	$10,490,220	$40,617,558

Our net cash provided by operating activities increased $30.1 million to $40.6 million for the nine months ended September 30, 2010, from $10.5 million for the same period of 2009. The increase was primarily attributable to an increase of $11.7 million in net income and increases in operating assets and liabilities, including increases of $3.5 million in accounts payable, $3.7 million in income taxes payable, and $2.7 million in accrued liabilities; and decreases of $3.5 million in cost and estimated earnings in excess of billings on uncompleted contracts and $4.9 million in inventories.

Our net cash provided by operating activities increased by $4.9 million to $31.0 million in 2009, from $26.1 million in 2008. The increase was primarily attributable to increases of $8.7 million in net income and $1.3 million in depreciation, offset in part by decreases in operating assets and liabilities, including increases of $2.2 million in costs and estimated earnings in excess of billings for projects in progress and $429,000 in inventories.

Cash Flow Used in Investing Activities

	Year Ended December 31,		Nine Months Ended September 30,
	Fujian Service 2008	Fujian Service 2009	Fujian Service 2009	China Dredging Pro Forma 2010
Deposit paid for dredgers	$—	$(2,196,096)	$(20,031,574)	$—
Changes in restricted cash	(8,291,156)	—	—	(17,445,024)
Payment of purchases of property, plant and equipment	(33,768,198)	—	—	(324,615)
Net cash used in investing activities	$(42,059,354)	$(2,196,096)	$(20,031,574)	$(17,769,639)

Net cash used in investing activities decreased by $2.2 million to $17.8 million for the nine months ended September 30, 2010, from $20.0 million for the same period in 2009. The decrease was primarily attributable to decreases in deposits paid for dredgers of $20.0 million, offset in part by increases in changes in restricted cash of $17.4 million, payment of purchases of property, plant and equipment of $0.3 million and increases in notes receivable of $0.4 million.

Net cash used in investing activities decreased by $39.9 million to $2.2 million in 2009, from $42.1 million in 2008. The decrease was primarily attributable to decrease in changes in restricted cash of $8.3 million and payment of purchases of property, plant and equipment of $33.8 million and offset by the increase in deposits paid for dredgers of $2.2 million.

Cash Flow Provided by (Used in) Financing Activities

	Year Ended December 31,		Nine Months Ended September 30,
	Fujian Service 2008	Fujian Service 2009	Fujian Service 2009	China Dredging 2010 (Pro Forma)
Proceeds from short-term loan	$—	$3,367,348	$3,366,806	$4,045,009
Repayment of short-term loan	—	—	—	(3,383,099)
Proceeds from long-term loan	8,651,641	—	—	7,281,017
Repayment of long-term loan	—	(1,830,080)	(1,829,785)	(5,736,559)
Repayment of dredger payable	—	(17,838,704)	—
Advance to related companies	—	—	—	513,140
Amount due to related parties	—	—	—	1,802,862
Advance from a shareholder	—	—	8,197,441	—
Capital contributions from owners	8,651,641	9,516,419	9,516,419	—
Net cash provided by (used in) financing activities	$17,303,282	$(6,785,017)	$19,250,881	$4,522,370

Net cash generated from financing activities decreased by $14.8 million to $4.5 million for the nine months ended September 30, 2010, from $19.3 million for the nine months ended September 30, 2009. The decrease was primarily attributable to a decrease in proceeds from an owner of $8.2 million, capital contributions from owners of $9.5 million, an increase in repayment of a short-term loan of $3.4 million and repayment of a long-term loan of $3.9 million; offset in part by the increase in proceeds from a short-term loan of $0.7 million, proceeds from a long-term loan of $7.3 million, an advance to related companies of $0.5 million and amounts due to related parties of $1.8 million.

Net cash generated from financing activities decreased by $24.1 million to negative $6.8 million in 2009, from $17.3 million in 2008. The decrease was primarily attributable to increases in repayment of dredger payable of $17.8 million and proceeds from a long-term loan of $8.7 million and a decrease in repayment of a long-term loan of $1.8 million; offset in part by the increases in proceeds from a short-term loan of $3.4 million and capital contributions from owners of $0.9 million.

Net cash generated from financing in 2008 consisted of proceeds from a long-term loan of $8.7 million and capital contributions from owners of $8.7 million.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us. We have pledged two dredgers we own as collateral for our bank loans.

Contractual Obligations

The following table sets forth information regarding our contractual payment obligations as of September 30, 2010:

	Payments due by period
Contractual Obligations	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Long-term debt obligations	$12,777,976	$4,109,875	$8,668,101	$—	$—
Operating lease obligations
- related parties transactions	9,035,833	396,043	4,787,832	3,851,958	—
- non-related parties transactions	40,829,650	3,549,963	34,783,871	2,495,816
Purchase obligations
- non-related parties transactions	74,042,940	6,814,921	67,228,019	—	—
Total	$136,686,399	$14,870,802	$115,467,823	$6,347,774	$—

Long-Term Debt Obligations

The table below sets forth the current portion of our term loans as of September 30, 2010.

Fujian Haixia Bank Co., Ltd	$4,109,875
Range of monthly interest rate	5.400% – 5.580%
Weighted average monthly interest rate	5.085%

The loan agreements provide for principal payments of approximately $1.8 million, $0.7 million and $1.5 million in January 2011, February 2011 and September 2011, respectively.

The term loan amounts recorded as non-current as of September 30, 2010 consist of the following:

Term loan, net of current portion
Fujian Haixia Bank Co., Ltd	$5,230,750
Fuzhou City Rural Credit Cooperative	3,437,351
$8,668,101

Interest expense amounted to $204,673 on the term loans for both the period from April 14, 2010 (date of inception) to September 30, 2010 and for the three months ended September 30, 2010.

A summary of the principal payments for the outstanding term loans during the following three fiscal years is as follows:

			Principal payment due during			Total outstanding loan amount
Name of Bank	Collateral	Term of loans	2011	2012	2013
Fujian Haixia Bank Co., Ltd	Secured by one of dredgers, Xinggangjun 66 and guaranteed by Xinrong Zhuo	January 21, 2010 to September 28, 2011	$3,362,625	$—	$—	$3,362,625
Fujian Haixia Bank Co., Ltd	Secured by one of dredgers, Xinggangjun 66 and guaranteed by Qing Lin and Xinrong Zhuo	February 8, 2010 to February 8 2013	747,250	2,241,750	2,989,000	5,978,000
Fuzhou City Rural Credit Cooperative	Secured by dredger, Xinggangjun 3	August 10, 2010 to February 24 2012	—	3,437,351	—	3,437,351
			$4,109,875	$5,679,101	$2,989,000	$12,777,976

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Our reporting currency is the Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

The State Administration on Foreign Exchange, or SAFE, of the PRC, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended, or the Rules. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. As of September 30, 2010, the exchange rate of RMB to $1 was RMB6.6912.

We conduct substantially all of our operations through our PRC operating companies, and their financial performance and position are measured in terms of Renminbi. The majority of our net revenue is denominated in Renminbi. Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. On the other hand, any appreciation of the Renminbi against the U.S. dollar would have a favorable effect on our financial performance and asset values when measured in U.S. dollars. In addition, as of September 30, 2010 and December 31, 2009, we had cash and restricted cash denominated in U.S. dollars amounting to approximately $77.9 million and approximately $31.8 million, respectively. Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a gain on foreign currency translation adjustment of approximately $2.9 million and $0.7 million, respectively, for the nine months ended September 30, 2010 and the year ended December 31,

2009. We do not currently engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We are exposed to interest rate risk arising from variable rate borrowings under the terms of which our future interest expense will fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material. Our bank borrowings amounted to approximately $12.8 million as of September 30, 2010. Based on the variable nature of the underlying interest rate, the bank borrowings approximated fair value at that date. Interest-bearing instruments carry a degree of interest rate risk. Our future interest income may also be lower than expected and is subject to variability due to changes in market interest rates.

If there was a hypothetical 1% change in interest rates, the net impact to earnings and cash flows would be approximately $128,000 over a one year period. The potential change in cash flows and earning is calculated based on the change in the net interest expense over a one year period due to an immediate 1% change in price.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China rose 4.8% and 5.9% in 2007 and 2008, respectively, and decreased by 0.7% in 2009. In September 2010, the consumer price index increased by 2.9% as compared to September 2009. Although we have not in the past been materially affected by inflation, we may be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, vessel leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

In May 2009, the FASB issued guidance relating to subsequent events. This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements. Public entities are required to evaluate subsequent events through the date that financial statements are issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements. This guidance requires disclosure of the date through which subsequent events have been evaluated. This guidance is effective for interim and annual periods ending after June 15, 2009. We adopted this guidance as of September 30, 2010. We do not expect the adoption of this guidance to have a material impact on our financial statements.

In June 2009, the FASB issued the Accounting Standards Codification, or the ASC, which is now the source of authoritative GAAP for nongovernmental entities. The ASC does not change U.S. GAAP. Instead, it takes individual pronouncements that currently comprise U.S. GAAP and reorganizes them into topics. Contents in each topic are further organized by subtopic, section and paragraph. The paragraph level is the only level that contains substantive content. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. The ASC was effective for interim and annual periods ending after September 15, 2009. The adoption of the ASC did not have an impact on our financial statements.

In June 2009, the FASB issued guidance to change financial reporting by enterprises involved with variable interest entities, or VIEs, which modified how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This pronouncement clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This guidance also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for fiscal years beginning after November 15, 2009. We do not expect the adoption of this guidance to have a material impact on our financial statements.

In August 2009, the FASB issued guidance regarding measuring liabilities at fair value. Specifically, the guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the income approach or market approach principles described in related accounting literature. This guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. We do not expect the adoption of this guidance to have a material impact on our financial statements.

In December 2009, the FASB issued guidance regarding consolidation and financial reporting by enterprises involved with VIEs. The amendments replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive financial interest in a variable interest entity. The guidance also requires additional disclosures about a reporting entity’s involvement in VIEs, which is intended to enhance the information provided to users of financial statements. We do not expect the adoption of this guidance to have a material impact on our financial statements.

OUR CORPORATE HISTORY AND STRUCTURE

Our Corporate Structure

We are a BVI holding company incorporated on April 14, 2010. We conduct our dredging operations through our PRC subsidiary, Fujian Service. We were incorporated by three corporate affiliates of the founders of Fujian Service: Venus Seed Co. Ltd., or Venus, whose beneficial owner is Kit Chan, one of our directors; Saturn Glory Co. Ltd., or Saturn, whose beneficial owner is Bin Lin, our Senior Vice President; and Mars Harvest Co. Ltd., or Mars, whose beneficial owner is Xinrong Zhuo, our Chairman and Chief Executive Officer.

Our wholly owned subsidiary, China Dredging HK, was organized under the laws of Hong Kong on April 26, 2010 to serve as a holding company for Fujian WangGang, a PRC company organized on June 12, 2010 and a WFOE under PRC law. On June 29, 2010, Fujian WangGang acquired a 50% direct equity interest in Fujian Service. The remaining 50% equity interest in Fujian Service is held by Wonder Dredging, a PRC company owned by Qing Lin and Panxing Zhuo. Pursuant to its certificate of incorporation, Fujian Service’s corporate existence terminates on January 7, 2028.

In October 2010, we merged with CAC, a public reporting, non-trading shell company domiciled in the BVI. The terms of the Merger were set forth in the Merger Agreement, which provided that China Dredging would continue as the surviving company following the Merger. We have accounted for the Merger as a recapitalization, with China Dredging being treated as the accounting acquirer. Immediately prior to, and in contemplation of, the consummation of the Merger, we redesignated our shares to retroactively adjust our legal capital. At the time of the Merger, all of the issued shares of CAC were exchanged for 500,000 of our ordinary shares, or 0.95% of our outstanding ordinary shares, while our shareholders immediately prior to the Merger retained 52,177,323 of our ordinary shares, or 99.05% of our outstanding ordinary share. As a result of the Merger, we became a public reporting company. CAC, being the non-surviving company, ceased its corporate existence, and was removed from the Register of Companies in the BVI.

The following diagram illustrates our corporate structure as of the date of this prospectus:

2010 Private Placement

Concurrently with the closing of the Merger, we entered into a securities purchase agreement, or the Purchase Agreement, with certain investors. Pursuant to the Purchase Agreement, through multiple closings between October and December 2010, such investors purchased 10,012,987 of our preferred shares, at a purchase price of $5.00 per share, for aggregate proceeds of approximately $50.1 million. Each preferred share is convertible into one of our ordinary shares. Chardan Capital Markets, LLC, or Chardan, acted as the lead placement agent in connection with the private placement. Net proceeds to us, after deducting offering expenses of approximately $3.6 million, were approximately $46.5 million. We paid Chardan a cash fee of approximately $3.1 million in addition to a $50,000 retainer fee.

Securities Escrow and Make-Good Provision

In connection with our 2010 Private Placement, our controlling shareholder, a company controlled by Mr. Xinrong Zhuo, placed 15,000,000 of our ordinary shares into an escrow account pursuant to a securities escrow agreement, which we refer to as the “Make-Good Escrow.” If we fail to meet certain net income targets, as adjusted to exclude non-cash items associated with the Merger and our 2010 Private Placement, holders of the preferred shares will receive additional shares from the escrow account, up to a maximum amount of the shares held in therein, in proportion to the amount by which we fail to meet the target.

Registration Rights Agreement

In connection with our 2010 Private Placement, we entered into a registration rights agreement pursuant to which we agreed to use our best efforts to file within 60 days of the final closing of the private placement a registration statement with the Securities Exchange Commission to register for resale (i) the ordinary shares underlying the preferred shares issued in our 2010 Private Placement, (ii) the 15,000,000 shares held in the Make-Good Escrow, (iii) 37,177,323 ordinary shares held by certain of our founding shareholders which are not part of the Make-Good Escrow and (iv) the 500,000 shares issued to Chardan pursuant to the Merger Agreement. If the registration statement covering these securities is not declared effective by the SEC within 180 days of the initial filing date of such registration statement, subject to certain exceptions, liquidated damages of 0.3% of the purchase price per month will accrue and will be payable in cash on a monthly basis, provided that in no event shall the amount of liquidated damages payable at any time to any holder of preferred shares exceed 10% of the amount of such holder’s initial investment in our 2010 Private Placement.

Variable Interest Entity Agreements

Under applicable PRC law, foreign ownership in certain industries is restricted and may not exceed a government specified level. WFOEs may only undertake certain types of construction projects, and foreign ownership in a Chinese-foreign joint venture construction enterprise shall be no more than 75% according to the RAFCE. Additionally, as a marine contractor working on restricted projects within the PRC, Fujian Service is required to register its vessels under the flag of the PRC, and foreign ownership of PRC-registered vessels (or their corporate parents) is limited to no more than 50%. While Wonder Dredging qualifies as a PRC entity under PRC law and owns 50% equity of Fujian Service, Fujian WangGang’s direct ownership of 50% of Fujian Service allows Fujian Service to meet both the requirements for foreign ownership under its qualifications as a marine construction company and as an operator of dredging vessels within PRC waters.

In June 2010, Fujian WangGang entered into an equity investment agreement with Wonder Dredging pursuant to which Fujian WangGang invested approximately $23.6 million in Fujian Service in exchange for a 50% equity interest in Fujian Service. Accordingly, Wonder Dredging holds 50% of the equity interest of Fujian Service and Fujian WangGang holds the other 50%. Fujian Service, Wonder Dredging, Fujian WangGang, Mr. Qing Lin and Mr. Panxing Zhuo have entered into the VIE Agreements that allow Fujian WangGang to, among other things, fully control Fujian Service’s business operations, policies and management, approve all matters requiring shareholder approval, and receive 100% of the annual net income earned by Fujian Service. Below is a summary of the VIE Agreements.

Exclusive Purchase Right of Equity Interest

In June 2010, Wonder Dredging, Fujian WangGang and Fujian Service entered into an exclusive option agreement, or the Exclusive Option Agreement, pursuant to which Wonder Dredging irrevocably granted to Fujian WangGang an exclusive right to purchase up to all of the equity interest in Fujian Service that is held by Wonder Dredging, to the extent allowed under the current PRC law. Accordingly, if and when the current limitations on direct ownership of Fujian Service by Fujian WangGang are eased or cease, Fujian WangGang may exercise its option to purchase and directly own the equity interests of Fujian Service. The purchase price for the equity interest in Fujian Service held by Wonder Dredging shall be equivalent to the net asset value reflected in Fujian Service’s then current quarterly report prepared according to U.S. GAAP. The term of the Exclusive Option Agreement is 20 years, which term continuously renews unless the option is exercised in full or the agreement is otherwise terminated by the parties. The agreement also provides that upon consummation of the exercise of the option, Wonder Dredging will contribute, without additional consideration, any funds actually received by it from Fujian WangGang for the transfer of its equity interest in

Fujian Service to Fujian WangGang. The agreement further provides that, as of the date of the agreement, Fujian WangGang is entitled to all the future payments by Fujian Service to Wonder Dredging, together with all the profits of Fujian Service.

Contracted Management Agreement

In June 2010, Wonder Dredging, Fujian WangGang and Fujian Service entered into a management agreement, or the Management Agreement, pursuant to which Fujian WangGang has the exclusive right to manage, operate and control the business operations of Fujian Service, including, but not limited to, establishing and implementing policies for management, using all of the assets of Fujian Service, appointing Fujian Service’s directors and senior management, directing Fujian Service to enter into loan agreement, making administrative decisions regarding employee wages or hiring and firing employees and other actions customarily associated with Fujian Service’s senior management. As consideration for its business management services, Fujian WangGang has agreed to pay to Fujian Service an annual fee of approximately $149,000, and Fujian Service will pay to Fujian WangGang 100% of the net profits of Fujian Service. The Management Agreement terminates upon the earlier of (i) Fujian WangGang’s exercise in full of the option to purchase the equity interests of Fujian Service, pursuant to the Exclusive Option Agreement, (ii) Fujian WangGang or its designees otherwise own all of the equity interests in Fujian Service or (iii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Management Agreement for additional consecutive 20-year periods.

Equity Interest Pledge Agreement

In June 2010, Qing Lin, Panxing Zhuo, Fujian WangGang and Wonder Dredging entered into an equity interest pledge agreement, or the Equity Interest Pledge Agreement. To ensure that Fujian Service and its shareholders perform their obligations under the Exclusive Option Agreement, the Management Agreement, and a letter of undertaking whereby Wonder Dredging waived its right to receive a dividend of approximately $51.1 million declared by Fujian Service in May 2010, Qing Lin and Panxing Zhuo, who collectively hold 100% of the equity interests in Fujian Service, pledged their entire interest in Wonder Dredging to Fujian WangGang. The Equity Interest Pledge Agreement terminates upon the earlier of (i) the purchase of the entire equity interest in Wonder Dredging by Fujian WangGang or (ii) June 30, 2030, subject to the right of Fujian WangGang to renew the term of the Equity Interest Pledge Agreement for additional consecutive 20 year periods.

Powers of Attorney

In June 2010, Wonder Dredging executed irrevocable power of attorney granting to Fujian WangGang or its designees the power to vote, pledge or dispose of all equity interests in Fujian Service that Wonder Dredging holds. Additionally, the powers of attorney allow Fujian WangGang or its designees to sign and carry out the intentions of the Management Agreement, the Equity Pledge Agreement and the Exclusive Option Agreement. At the same time, Qing Lin and Panxing Zhuo executed irrevocable power of attorney granting to Fujiang WangGang or its designees the power to vote, pledge, or dispose of all equity interests in Wonder Dredging, and to appoint directors and senior management of Wonder Dredging.

Our Corporate Information

Our principal executive offices are located at Floor 18, Tower A, Zhongshan Building No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province 350001, PRC. Our telephone number at this address is +86-591-8727-1266. Our registered office in the BVI is located at Kingston Chambers, PO Box 173, Road Town, Tortola, BVI.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.chinadredgingco.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is CT Corporation System.

INDUSTRY OVERVIEW

Dredging is the removal of sediments from harbors, lakes and rivers and water treatment settling ponds to permit the passage of ships and barges, to increase the capacity of water storage reservoirs, to improve waterways and to build and maintain beaches. Depending on its purposes, dredging can be largely classified into dredging for navigation, for reclamation and for environmental protection. Dredging for navigation can be further classified into capital dredging, which refers to the initial dredging works necessary for the construction or deepening of ports and navigation channels, and maintenance dredging, which refers to the dredging works later required to ensure that ports and navigation channels continue to provide adequate dimensions to permit the passage of ships. Reclamation dredging involves pumping or otherwise transferring sand and gravel onto the sea shore or river bed nearby in order to raise the level of sea shore or river bed above the water level to increase the availability of land.

Activity in the dredging industry parallels that for port construction and marine transportation industries and is driven by general growth in population, trade and the economy as a whole. In particular, the capital dredging market fluctuates with general economy and is also influenced by government policy related to investment in construction of water transportation infrastructure in particular. We believe that the maintenance dredging market, on the other hand, is more stable as all ports and navigation channels require periodic maintenance dredging. Reclamation dredging is driven by the demand for land and the application of dredged materials in construction, while environmental dredging is driven by the demand for environmental protection to improve water quality and restore the health of aquatic ecosystems.

History of PRC’s Dredging Industry

PRC government has attached great importance to the dredging industry since it established an annual country-wide dredging capability of 20 million cubic meters in the 1950’s, and many major ports like Tianjin Port, Zhanjiang Port, Yantai Port, Lianyungang Port were rebuilt or enlarged. The dredging industry entered into a period of rapid development after the PRC’s historical Reforms & Openings, when massive port construction commenced and more advanced dredgers were built or bought from abroad.

By the 1980’s, PRC dredging companies had developed expertise and employed qualified personnel to independently handle large-scale complex dredging projects. The construction of the artificial island for Macao International Airport is an example.

Leading PRC dredging companies have kept up with the world’s most cutting-edge technologies and have been able to compete internationally.

Current Market Conditions

In 2008, total PRC dredging volume was estimated to be 900 million cubic meters. We believe that there are over 800 dredgers serving the PRC market. China Communications has the largest fleet with a reported 258 dredgers and auxiliary ships with 365 million cubic meters dredging capacity. Changjiang Waterway is reported to have dredging capacity of 90 million cubic meters with a focus on the dredging of Yangtze River and other inland rivers.

Major Dredging Companies	# of Trailing Suction Hopper Dredgers	# of Non-Self Propelled Cutter Suction Dredgers	# of Other Vessels	Total Capacity (million m3)
China Communications (Total)	51	36	14	365
– Shanghai Dredging Co., Ltd.	26	13	5	186
– Tianjin Dredging Co., Ltd.	16	16	5	99
– Guangzhou Dredging Co., Ltd.	9	7	4	80
Changjiang Waterway	21	16	13	90
Sinohydro Harbour Co.	1	13	2	83
Total	73	65	29	538

Source: Development Strategy of China’s dredging industry report (2008), China Dredging Association

Competitive Landscape

The dredging industry has a high barrier to entry because it requires intensive capital investment and highly specialized equipment. In addition, the PRC’s Ministry of Construction and Ministry of Foreign Trade and Economic Cooperation jointly issued Decree No.113: The Regulations on Administration of Foreign Investment Construction Enterprises, which regulates the establishment and qualification of foreign-invested construction enterprises. The decree substantially precludes international dredging companies from entering the PRC market, but we do not expect it to affect our ability to continue operations.

The dredging companies serving the PRC market can be categorized into two types based on their ownership, scale and capabilities. The first type is comprised of state-owned dredging companies, including China Communications and Changjiang Waterway and their subsidiaries, which dominate the market with almost 80% market share. The second type consists of privately-owned dredging companies. We believe that nearly 100 privately-owned dredging companies operate in the PRC.

The competitive factors in the dredging industry include timely completion of projects, production capacity, technology, experience and operating cost. Due to the current demand for dredging services exceeding supply, many dredging companies are seeking to expand capacity and upgrade technologies. However, the current rate of capacity expansion does not appear to be keeping pace with the rapidly growing demand for dredging services. By organizing our business to respond to customer demands for additional capacity, we expect to continue to solidify our competitive position relative to other privately-owned dredging companies who are seeking to obtain subcontracts from general contractors.

We face significant competition in the PRC markets in which we operate. Our competition comes from various sources, including the internal operations of our general contractor customers and numerous private companies providing dredging services. Some of our competitors may have advantages over us in terms of capacity, access to capital pricing and management expertise. We believe that Hunan Best All Dredging Corporation, Ltd., founded in 2001, currently operates a fleet of thirteen large and medium-sized dredgers and numerous support vessels. We believe that Longwon Port Group, Ltd., founded in 1996, is the only privately owned dredging company in China to have obtained Class 1 General Port Construction Contractor Qualification and operates a fleet of 32 vessels, including 10 large-scale cutter suction dredgers, and over 200 pieces of mud dredging equipment. We believe that Shanghai Darun Port Construction Group, Ltd., operates a fleet of 20 vessels. We believe that Shanghai Jingtong Dredging Engineering Co. operates a fleet of twelve vessels, including four trailing suction hopper dredgers and eight support vessels. We believe that Xiamen Angang Port Dredging Engineering Co., Ltd., founded in 2005, owns over 200 pieces of dredging equipment, including a fleet of five suction dredgers and various support vessels.

Our market position and growth prospects depend on our ability to anticipate and respond to various competitive factors, including pricing strategies adopted by competitors, changes in customer preferences or work priorities, availability of capital and financing resources and the introduction of new or improved equipment, technology and services.

Market Growth Drivers

Government Investment in Transport Infrastructure

A fast growing economy and continuation of trade growth require the PRC to have advanced transportation systems to move goods around the country. Having realized the importance of transportation infrastructure to the continued growth of its economy, the PRC government is in the midst of a comprehensive upgrade of the PRC’s existing transportation infrastructure.

According to Medium and Long Term Development Plan for Highway and Waterway Transportation (2006-2020) published by the PRC Ministry of Transportation, or MOTRAN, in 2005, which established goals for port and navigation channels construction to be achieved by 2020, total port passage capacity is to be increased to 6.5 billion tons, and total container handling capacity is to be enlarged to 240 million TEU; third-grade or above navigation channels are to reach 15,000 kilometers through new channel construction or deepening existing channels.

According to China’s Eleventh Five Year Plan (for 2006-2010), the PRC government has earmarked a total of approximately $556.4 billion for investment in transportation infrastructure, which is targeted to increase throughput of coastal ports by 80% above levels at the start of the period of the five-year plan. Continued massive infrastructure investment by the PRC government and high economic growth rates is expected, and we believe that future government initiatives will foster continued growth in transportation infrastructure construction for years to come.

Faced with the impact of the global financial crisis, the PRC government proactively implemented an economic stimulus plan during the past two years that we believe will have long-term implications for the market. We believe that increased investments in marine infrastructure typically leads to more demand for capital dredging, and basic infrastructure projects in large cities and the development of coastal industrial zones typically lead to significant demand for new land, and thus land reclamation dredging.

Port Construction

The continued growth of the PRC economy has necessitated the growth in port construction. In particular, the acceleration of heavy industrialization and the growth in international trade, which requires speedier and higher volumes of transport of goods, have led to a rapid increase in the PRC’s port throughput.

Between 2001 and 2009, the PRC’s overall port throughput increased from approximately 2.4 billion tons to approximately 7.7 billion tons, a compound annual growth rate of 15.6%. During the same period, the PRC’s coastal port handling capacity increased from approximately 1.4 billion tons to approximately 4.9 billion tons, a compound annual growth rate of 16.4%. The following chart shows the growth of PRC’s coastal port throughput during 2001 and 2009.

Source: MOTRAN Statistical Report on the Roadway and Waterway Transportation Industry, 2001-2009

According to the MOTRAN, from 2001 to 2009, container throughput in the PRC has grown at a compound annual growth rate of about 20.5%. Between 2001 and 2009, container throughput of these ports increased from approximately 27.5 million twenty foot equivalent units, or TEUs, which is a unit of cargo capacity often used to describe the capacity of container terminals, to approximately 122.0 million TEUs per year, making the PRC the country with the largest container throughput in the world.

Source: MOTRAN Statistical Report on the Roadway and Waterway Transportation Industry, 2001-2009

The PRC government has identified the need for increased port infrastructure, particularly for large deepwater container and specialized cargo ports. According to “Construction Plan for Coastline Ports in the Yangtze River Delta Region, Pearl River Delta Region and Bohai Bay” published by the State Council in 2004, by 2010, ports in the Yangtze River Delta region, the Bohai Bay area, and the Pearl River Delta region are expected to increase throughput by 700 million tons, 740 million tons and 400 million tons, respectively. By 2010, the overall port throughput handled by Chinese ports is predicted to exceed 8 billion tons, an increase of 65% from 2005, while the overall container throughput handled by PRC ports is predicted to reach 150 million TEUs, an increase of 98.3% from 2005. Growth in port construction is expected to boost the growth of dredging businesses.

Land reclamation

Rapid economic growth in coastal areas increases demand for land. Some heavy and chemical industries have also begun to migrate to coastal areas due to transport costs, urban planning and environmental control reasons. All of these factors have made land reclamation a growth driver for the dredging market. Overall, reclamation land accounts for approximately 3-4% of the country’s newly-added land available for construction purposes each year and approximately 13-15% of the total new land available for construction in coastal provinces.

Industry Outlook

The dredging industry is important for the PRC, a country with a long coastline and abundant marine resources. The growth in international trade has lead to increased shipping of goods and the use of larger vessels to transport such goods. Larger vessels require deeper and wider waterways, giving rise to the need for more capital and maintenance dredging. The ongoing investment in port construction in the PRC is expected to generate an increasing demand for capital and maintenance dredging along the coastline. In addition, with the development of industrial areas surrounding the ports and coastal cities, the increasing requirement for water conservancy, flood control and environmental protection, the demand for reclamation dredging and environmental protection dredging is expected to grow as well.

The international dredging market has been developing rapidly in recent years, especially in the Middle East, and is expected to be prosperous in the near future as a result of the global economic recovery, infrastructure development and accelerated globalization of trade. Only about half of the global dredging market is currently open to foreign dredging companies, and these open markets are currently dominated by a few leading dredging companies from the Netherlands and Belgium, namely Boskalis and Van Oord of the

Netherlands and Deme and Jan De Nul of Belgium. The North American dredging market remains closed to foreign competition. The Middle East, South America, Asia and Africa, with increasing port construction and dredging projects being undertaken, is expected to represent growing market opportunities for international dredging companies. While we have no present plans to enter the international dredging market, we may consider entering into such markets in the future.

BUSINESS

Overview

We believe we are one of the leading dredging companies in the PRC. Since inception, we have functioned exclusively as a specialist subcontractor, performing dredging services for other companies licensed to function as general contractors. We engage in capital dredging, maintenance dredging and reclamation dredging projects. Currently, we primarily source our projects by subcontracting projects from general contractors. Through our management skills, efficient operation and effective cost control, we believe that we have established a competitive edge and gained a credible reputation in our market. Moreover, by successfully executing numerous projects, we have strengthened our relationship with our general contractors, an important factor in establishing a secure pipeline of future business.

Two of our largest customers have indicated to us through non-binding long-term cooperation agreements their intent to increase the level of project activity subcontracted to us over the five year period from 2010 through 2014. Collectively, these non-binding agreements represent approximately $3.4 billion of estimated aggregate revenue over the remaining four years that we believe is potentially available to us and that could sustain the anticipated growth of our fleet and ongoing high utilization levels. However, as these agreements are non-binding, they may not actually result in any potential contract value and we may realize considerably less value under each of these agreements.

Our Strengths

We believe that the following strengths have contributed to our success and differentiate us from our competitors:

•	Strong customer relationships. We have established close, cooperative relationships, including a non-binding long-term cooperation agreement, with China Communications, the largest state-owned general contractor in the PRC for dredging projects. As a result of our successful execution of a diverse range of dredging projects, our large modern dredging fleet and our demonstrated engineering and project management skills, we believe we have developed a favorable reputation among local governments, suppliers and contractors. We believe these relationships position us to obtain quality dredging projects.
•	Robust backlog and project pipeline. As of September 30, 2010, we had contracted backlog of $53.4 million. The backlog comprises only executed contracts with specific schedules for commencement and firm pricing and includes in-progress dredging projects. In addition to our backlog, we have additional contracts with customers for which we are currently trying to finalize start dates and other terms. We have also received bid awards for other projects on which we are actively negotiating final contract details, and have lodged various bids for new projects. The contract proposal or bidding process is continuous within our organization and results in regular additions to our contract backlog. We believe our backlog and pipeline of contracts in bid or negotiation stage provides us with significant revenue visibility through 2011 and into 2012 and gives us confidence that our dredging fleet can remain substantially fully utilized through at least the next year.
•	Modern, productive dredging fleet. We operate three trailer suction hopper dredges and six non-self-propelling cutter suction dredges, and we have a contract in place to purchase an additional new non-self-propelling cutter suction dredge. Our modern fleet, which is fully committed through the first four months of 2011 to our contracted backlog, enables us to complete multiple projects simultaneously and effectively address projects requiring a variety of dredging methods.
•	Rigorous project management. Most of our dredging contracts are awarded and carried out on a fixed-price basis, subject to adjustment factors for unforeseen conditions, with a predetermined timetable for project completion. Correctly estimating costs and effectively managing dredging projects is crucial to achieving profitability under such contracts. We carefully estimate the cost of each project prior to signing a subcontract and monitor our costs throughout the life of a project using experienced project managers, detailed project plans, and distinct divisions of responsibility.

As a result of our focused effort on disciplined project management and stringent cost control, we have a demonstrated track record of successful, on-time and profitable execution for all 36 dredging projects we have completed through September 30, 2010.
•	Well-capitalized balance sheet. The dredging industry is capital intensive, requiring investment in dredgers and long-term capacity planning in order to drive growth. We believe that the proceeds from this offering, our cash on hand and our cash generated from operations provide us with significant flexibility to pursue growth opportunities, acquire additional dredgers and pursue new dredging projects. In addition, we believe our low leverage and strong cash position provide us with a credit profile that positions us favorably with our customers.
•	Experienced and proven management team. Our dredging projects require sophisticated construction engineering know-how, project management execution capability, and leadership skills. We have a seasoned management team of industry veterans with extensive industry knowledge and proven execution capabilities.

Our Strategies

We intend to leverage our existing strengths and pursue the following strategies:

•	Build upon our leading position in our markets. We plan to expand upon our relationships with large dredging contractors in the PRC by continuing to complete an expanding volume of dredging projects. As our scale and dredging fleet grows, we believe we can obtain additional dredging projects from current and new customers.
•	Continue to focus on new technologies and operational efficiencies. We plan to continue to pursue and implement technological advancements and improvements to our fleet and processes. We believe these improvements will strengthen our ability to adapt to changing market conditions and to perform projects with unique site, environmental, or weather conditions, which are some of the most important factors that impact our margins.
•	Maintain and expand our fleet. Our dredging capacity and expertise have allowed us to execute complex capital, maintenance and reclamation dredging projects, and we anticipate continued demand for port expansions and channel depth increases in order to accommodate larger, deeper draft vessels. We have entered into an agreement to acquire a new non-self-propelling cutter suction dredger, delivery of which is expected in or before May 2012, and we plan to expand our dredging capacity to scale with our project engagements.

Operating Process

Our operations principally involve identifying potential projects, signing subcontracts and carrying out the contract dredging work. We have developed a comprehensive project management system spanning the project execution process, including project planning, contract management, contract performance, project control and project completion.

Our Role and Participation Level

We participate in dredging activities solely as a subcontractor to qualified large general contractors such as China Communications and Changjiang Waterway, since our dredging projects are typically one portion of a much larger-scale construction project that could cover elements such as port construction, cofferdam, and other fields of work in which we do not engage. The terms of the main contracts with the underlying customers are generally reflected in the contracts we sign with the general contractors.

These general contractors with which we generally work have strict evaluation procedures based on a number of parameters including their evaluation of subcontractor performance on previous jobs. We have observed that our general contractor customers prefer to maintain long and close relationships with reliable subcontractors like us and to establish with them training programs and technical cooperation arrangements that bolster consistency and quality of work. We also perceive that the subcontracting levels of the PRC’s largest general contractors have increased in the past few years as the gap continues to widen between their capacity and the national backlog of dredging projects. In some cases, we believe that subcontracting is appealing to our customers because it allows the subcontractors to improve overall efficiency and make the total project more manageable by outsourcing some fraction of the work. Accordingly, we believe, based on the non-binding cooperation agreements that we have executed with our largest general-contractor customers that those customers intend to increase the amount of work that is subcontracted to specialist subcontractors such as us.

Identifying Projects

We identify potential projects from a variety of sources, including advertisements by governmental agencies, through the efforts of our business development personnel and through meetings with general contractors and other industry participants. After determining which projects are available, we make a decision on which projects to pursue based on factors including project size, duration, availability of personnel, current backlog, competitive advantages and disadvantages, prior experience, geographic location and type of contract.

Pre-Qualification

We are generally required to complete a prequalification process with the applicable general contractor for the project. General contractors generally require that we meet certain qualification requirements before negotiating or accepting our application for a project. The prequalification process may require the submission of information concerning financial condition, past experience and the availability of personnel and equipment. If a general contractor determines that a prospective subcontractor does not meet its criteria it will not award the proposed project to the subcontractor.

Project Pricing and Negotiation

Prior to agreeing on a subcontract, we perform a study of the proposed project, including an evaluation of the technical and commercial conditions and requirements of the project followed by a site visit. The information we collect is then analyzed to arrive at the cost of items included in a detailed project budget used in the negotiation of price terms with the general contractors. Most of our dredging contracts are awarded and carried out on a fixed-price basis, subject to adjustment factors for unforeseen conditions, with a predetermined timetable for project completion. These types of contracts generally commit the contractor to provide specified resources and to complete the project for a fixed sum or at fixed unit prices on a specified schedule. As is typical for dredging subcontracts, our contracts to date were the result of negotiations with the general contractor customers and are not competitively bid.

Our contracts to date have not contained escalation clauses since they are of short duration and raw materials with volatile prices, such as fuel, are typically supplied by the prime contractor for use on the job at no cost to us. Correctly estimating the costs involved in a fixed-price contract is crucial to achieving profitability. We carefully estimate the costs of each project prior to signing a subcontract. Our estimates are based upon both the general contractors’ estimates of material quantities to be dredged and our own experience in estimating project costs. There are a number of factors that can influence the final project costs as compared to the original contract price. The most important factors include site and environmental conditions that differ from those assumed in the original bid, the geographic location of the project, the availability and pricing of raw materials, and inclement weather conditions.

Payment Terms

The specific payment terms on our subcontracts vary from project to project. However, they have generally provided for us to receive payments following completion of each stage of completed work, which is customary in the industry. Our typical short-duration subcontract provides for payment to us of 20% to 30% at the end of the second month of work, 20% to 30% at the end of the third month of work and the balance within ten to fifteen days after completion. Prior to payment, each stage of the project is certified as completed by a site engineer and accepted by the general contractor. All of our projects completed to date have been performed within the range of two to nine months. We carefully monitor our costs throughout the life of a project to protect us against or to minimize significant cost overruns.

Project Implementation

We appoint a project manager to be responsible for all project activities. The project manager divides work on a project into distinct components and assigns each component to a responsible crew based upon the nature of such work and the crew’s qualifications and experience. Project managers typically prepare a detailed plan for the project that includes the following elements:

•	project schedule (consistent with the project conditions and payment schedule);
•	labor deployment (consistent with the skill level and the estimated number of workers for each type of work);
•	provision of temporary office and public utilities, for example, water, electricity and telephone; and
•	work plans/instructions detailed for each phase of the project.

The implementation process includes devising detailed dredging plans, procuring materials, assigning work to captains, coordinating with general contractors or their consultants, coordinating with suppliers, and taking charge in the overall management of the project.

Project History

As of September 30, 2010, we had successfully completed 36 projects since our formation in January 2008. We have continued or commenced work on an additional nine projects since September 30, 2010.

Vessels

As of the date of this prospectus, we operate trailer suction hopper dredgers and non-self-propelling cutter suction dredgers. Trailer suction hopper dredgers are typically self-propelled and have the general appearance of an ocean-going vessel. The dredger has hollow hulls, or “hoppers,” into which material is suctioned hydraulically and deposited. Once the hoppers are filled, the dredger sails to the designated disposal site and either bottom-dumps the material or pumps the material from the hoppers through a pipeline to a designated location. Hopper dredgers can operate in rough waters, and are less likely to interfere with ship traffic than other types of dredgers. They can also move quickly from one project to another.

Cutter suction dredgers remove material using a revolving cutter head which cuts and churns the sediment on the ocean floor and hydraulically pumps the material by pipe to the disposal location. These dredgers are very powerful and can dredge some types of rock. Certain materials can be directly pumped as far as seven miles with the aid of booster pumps. Cutter suction dredgers work with an assortment of support equipment that assists with the positioning and movement of the dredger, handling of the pipelines, and the placement of the dredged material.

The following table sets forth information regarding the vessels we operate as of the date of this prospectus:

Trailer Suction Hopper Dredgers	Capacity	Leased/Owned	Purchase/Lease Date	Year Built
Hengshengjun #88	3500 m3/h	Leased	January 2008	1983
Liya #10	6500 m3/h	Leased	June 2010	1990
Honglinjun #9	7000 m3/h	Leased	June 2010	2010

Non-Self-Propelling Cutter Suction Dredgers	Capacity	Leased/Owned	Purchase/Lease Date	Year Built
Xinggangjun #3	2000 m3/h	Owned	May 2008	2008
Xinggangjun #66	3500 m3/h	Owned	March 2008	2008
Xinggangjun #6	2500 m3/h	Owned	May 2008	2008
Xinggangjun #9	2500 m3/h	Leased	June 2008	2008
Xiechang #18	2500 m3/h	Leased	June 2010	2009
Honglinjun #18	3800 m3/h	Leased	June 2010	2009

In May 2009 we entered into a purchase agreement with Yiyang Zhonghai Vellel LLC for a new non-self-propelling cutter suction dredger, at a purchase price of approximately $29.9 million, on which we made a down payment of approximately $2.2 million. The contract stipulates that payments toward the purchase price of the new dredger, after giving effect to the down payment, shall be made according to the following schedule: 30% within three months of delivery, 25% within six months of delivery, 25% within nine months of delivery and 20% within twelve months of delivery. Delivery of the vessel is expected in or before May 2012.

Component Suppliers

We purchase supplies and component parts from recognized suppliers with pricing terms negotiated on a yearly basis. These contracts are generally fixed price supply contracts, under which we are obligated to procure a fixed amount of supplies and consumable parts annually. The following table sets forth information regarding the three suppliers that, as of December 31, 2009, accounted for 100% of our component procurement:

Supplier	Vessel Component List	Purchase Amount in 2008 ($ in millions)	Purchase Amount in 2009 ($ in millions)
Dalian Locomotive and Rolling Stock Co., Ltd. CNR Group	mud tube, steel tube, floating body, anchors floating, rubber hose, etc.	11.6	19.5
Tianjin Puyou Mech. & Elec. Equipment MFG. Co., Ltd.	anchor, pump, solenoid valve, governor rotating components, pressure sensors, etc.	6.1	9.2
Taizhou Haiguang Mechanical Manufacturing Industrial Co., Ltd	steel plate, angle iron, one-piece compound plate, etc.	1.1	1.5

Purchasing of major components such as mud pipes are budgeted and ordered after thorough on-site investigation and a calculation of the demands of each project, and usually are exclusively used in one project. We usually buy an extra percentage of each component to use as replacement parts. All materials bought from these three suppliers are delivered to the construction site of each project after the suppliers received all the payment. After completion of each project, used and abandoned components are sent back to the suppliers.

Dredging Service Procedure

Dredging Methods

Three dredging methods are commonly used: the stow-and-hold method, the side discharge method and the reclamation method. Our trailing suction hopper dredgers use the stow-and-hold method, which is illustrated in the following chart:

Our cutter suction dredgers use the reclamation method, which is illustrated in the following chart:

Quality, Safety and Environmental Protection Control

We have established and implemented a unified quality, safety and environmental protection control and management system that govern all projects. The management system specifies the standards to be met in terms of quality, safety and environmental protection control, clarifies the responsibility of various departments and personnel, identifies procedures, materials and other factors that are subject to the control of management, and provides for measures to be undertaken to ensure that various standards are met. We are committed to achieving a high standard of quality in the management and performance of our contract work. We believe we have established a favorable reputation for quality and technical ability.

We have a Safety and Dispatching Department which is responsible for regulating labor, hygiene and safety conditions, and monitoring compliance with statutory environmental regulations relating to air, water, noise and solid waste pollution. Department managers focus on applying safety and anti-pollution measures, as well as regular internal safety and environmental inspections, at all stages of the operational process to minimize the possibility of work-related accidents and injuries, occupational illness and environmental contamination. Our general contractor customers also monitor the safety of workers and environmental impact of our work. It is our policy and practice to provide safety education to employees and safety standards have been established in connection with matters such as purchasing, installing and operating new equipment, constructing new facilities and improving existing facilities.

We continuously seek to develop new technology and operational know-how to improve safety conditions and to protect the environment. Management believes that our safety control systems, environmental protection systems and facilities are adequate to comply with applicable PRC national and local regulations.

Customers

We have established close, cooperative relationships with China Communications, the largest state-owned general contractor in the PRC that undertakes dredging projects, and with and Changjiang Waterway. The following table sets forth our top five customers, the revenues derived from such customers, and the percent of total revenue for the periods indicated:

	Year ended December 31,				Nine months ended September 30,
	2008		2009		2010
Customer	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
China Communications Guangzhou Dredging Co., Ltd (State-Owned)	$26,300,469	48.3%	$25,832,823	32.2%	$22,175,973	24.2%
Shenzhen Guoyuan Engineering Co., Ltd	11,537,796	21.2%	8,804,504	11.0%	5,943,387	6.5%
Shenzhen Guangjun Engineering Co., Ltd	13,028,044	23.9%	—	—	—	—
Shenzhen Shekou Merchants Harbor Engineering Co., Ltd	3,613,962	6.6%	—	—	—	—
China Communications Shanghai Dredging Co., Ltd (State-Owned)	—	—	13,354,633	16.6%	33,862,949	37.0%
Changjiang Wuhan Waterway Engineering Company (State-Owned)	—	—	32,341,931	40.3%	5,058,121	5.5%
Guangdong Jindonghai Holding Co., LTD	—	—	—	—	1,359,483	1.5%
Tianjin Hongdeshengyu Port Engineering Co., LTD	—	—	—	—	6,403,139	7.0%
CCCC Tianjin Dredging Co., LTD	—	—	—	—	11,116,728	12.3%
COECG Dalian Bureau	—	—	—	—	5,471,457	6.0%
Total	$54,480,271	100.0%	$80,333,891	100.0%	$91,391,237	100.0%

Through our performance in a diverse range of dredging projects, we believe we have developed a favorable reputation among local governments, suppliers and contractors, as well as a loyal customer base.

Competition

We face significant competition in the PRC markets in which we operate. Our competition comes from various sources, including the internal operations of our general contractor customers and numerous private companies providing dredging services as general contractors or subcontractors. Some of our competitors may have advantages over us in terms of capacity, access to capital pricing and management expertise. Our market position and growth prospects depend on our ability to anticipate and respond to various competitive factors, including pricing strategies adopted by competitors, changes in customer preferences or work priorities, availability of capital and financing resources and the introduction of new or improved equipment, technology and services.

Our current or potential competitors may offer services or products comparable or superior to those that we offer at the same or lower prices or adapt more quickly than we do to evolving industry trends or changing market conditions. We may lose our customers to our competitors if, among other things, we fail to keep our prices at competitive levels or to sustain and upgrade our capacity and technology. Increased competition may result in price reductions, reduced profit margins and loss of market share.

Employees

We had 155, 167 and 296 employees as of December 31, 2008, December 31, 2009 and September 30, 2010, respectively. As of September 30, 2010, we utilized 296 people in our day-to-day operations, of which 78 persons are directly employed by us, 175 persons are hired by owners of our six leased vessels and 43 persons were supplied by a labor service company.

Approximately 28 crew members are staffed on each dredger, with one captain, three vice captains, four engineers, nine machinists, ten sailors and one cook. Our policy is to appoint employees (as opposed to outsourced staff) to important positions in our three company-owned dredgers, such as captain and chief engineer. We believe this enables us to build an effective personnel training system and establish a professional team.

We generally sign engagement contracts of five years with our employees working on our vessels. These agreements are at competitive salaries and generally provide for social and medical insurance. We believe that the use of long-term employment contracts helps to maintain a stable work force. In accordance with applicable PRC regulations, the insurance encompasses pension contributions and medical, unemployment, maternity and personal injury insurance. The amount of contributions is based on the specified percentages of a particular employee’s aggregate salary as provided for by relevant PRC law.

The crew for our six leased dredgers are hired by the dredger owners and the labor costs are included in the vessel lease contracts. As of September 30, 2010, a total of 175 crew members worked on the leased dredgers. Welfare and benefit payments for the crew are paid by the lessors. The labor supply contracts for the leased dredgers coincide with the termination of the respective boat leases. We pay a fixed quarterly payment to each lessor, as shown in the table below.

Dredger	Quarterly Payment ($)	Expiration Time
Hengshengjun #88	132,382	January 9, 2016
Xinggangjun #9	132,382	May 31, 2016
Honglinjun #9	150,033	June 19, 2013
Honglinjun #18	136,795	June 18, 2013
Xiechang #18	141,208	June 24, 2013
Liya #10	136,795	June 14, 2013
TOTAL	829,595

We also outsource labor from one labor supply company to meet our changing requirements for personnel. As of September 30, 2010, 43 crew members were outsourced under three agreements for our dredgers, for which the total monthly payments were approximately $34,000 per month during 2010. Welfare and benefit payments for such personnel are covered by the company supplying the laborers.

We have not experienced any significant labor disputes and we believe that we maintain satisfactory relationships with our employees. We invest in continuing education and training programs for staff with a view to constantly upgrading their skills and knowledge. Individual employment contracts with employees to cover matters such as wages, employee benefits, training programs, safety and sanitary conditions in the workplace, confidentiality of our proprietary information and grounds for termination.

Intellectual Property

We have no intellectual property.

Research & Development

We continuously explore new and more efficient methods of performing dredging services. However, from inception through September 30, 2010, we have not recorded any costs that are classified as research and development expenses.

Legal Proceedings

As of the date of this prospectus, Fujian Service is a co-defendant in four related lawsuits brought by several individuals in Wenzhou, China, in May 2010. The lawsuits relate to a traffic accident that allegedly caused the deaths of two people and injuries to two other people by a truck. The plaintiffs alleged that the truck was hired for the Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom are co-defendants in these lawsuits, were responsible for the damages. The plaintiffs have claimed total damages of approximately $0.6 million. We expect to go to trial in January 2011. We intend to vigorously defend ourselves in the matter. From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Facilities

Under current PRC law, land is owned by the state, and parcels of land in rural areas, which is known as collective land, is owned by the rural collective economic organization. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period. On January 1, 2008, we entered into an office lease for approximately 1,086 square feet of space located at Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC. This agreement was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments were approximately $9,000 in each of 2008 and 2009.

We do not own or occupy any other property in the PRC or elsewhere in the world, other than temporary arrangements for project office or storage/staging space that may be contracted from time to time. We believe that our existing facilities and equipment are well maintained and in good condition, and are sufficient to meet our needs for the foreseeable future.

PRC GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us. As the dredging and marine industries in China continue to develop, new laws and regulations may be adopted from time to time that will require us to obtain licenses and permits in addition to those that we currently have and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to us. See “Risk Factors — Risks Related to Doing Business in China.”

Principal Regulatory Authorities

We are regulated by several governmental authorities in China. The Ministry of Transport of the PRC, or MOTRAN, is responsible for the administration and construction of ports and highways at the national level. The Ministry of Construction implements centralized supervision and administration on construction works throughout China. The Development and Reform Commission, either at the provincial or local level, is responsible for the investment plan of transportation construction works. The construction administration authorities and communication administration authorities, either at the provincial or local level, are responsible for the construction plan of transportation construction works. The communication administration authorities, either at the provincial or local level, are responsible for the examination and approval of transportation construction works.

Administration of Qualifications

Responsible Regulatory Authorities

Under the provisions of the Port Law of the PRC, or the Port Law, which took effect in January 2004, and the Construction Law of the PRC, or the Construction Law, which took effect in March 1998, and other relevant laws and regulations, an enterprise engaged in construction, reconnaissance, design and supervision activities for water transport and other construction engineering works may only enter into those contracts for which it is qualified. The Ministry of Construction and the provincial level administrative authorities responsible for construction works oversee issues relating to the issuance and application of contractor qualifications. MOTRAN and its provincial-level administrative authorities are responsible for communications to coordinate with the Ministry of Construction and provincial-level administrative authorities are responsible for administration and enforcement of qualification requirements for construction performed in their respective jurisdictions.

Qualification Categories for Construction Enterprises

Qualification of construction enterprises can be divided into three categories: general contractors, professional services contractors and labor services sub-contractors.

•	A general contractor is permitted to contract for the overall work entailed in a project. A general contractor can perform all works that are contracted for itself, or subcontract non-core construction works or labor services to qualified professional services contractors or qualified labor services sub-contractors.
•	A qualified professional service contractor may enter into a contract to provide professional services subcontracted out by a general contractor. Under such contracts, a professional services contractor may undertake all of the contracted work by itself, or subcontract out the labor services to qualified labor services sub-contractors.
•	A qualified labor services sub-contractor may enter into a contract to provide labor services contracted out by a general contractor or a professional services contractor.

As of the date of this prospectus, we function as a qualified professional service contractor.

Supervision of Quality

Under the Regulations on the Quality Management of Construction Projects issued by the State Council which took effect in January 2000, sponsoring enterprises, reconnaissance firms, design firms, construction enterprises and project supervisory enterprises will all be responsible for the quality of construction projects. For complex construction projects that are governed by a main contract, the general contractor is responsible for the quality of the whole construction project and, where it subcontracts part of the project work, the subcontractors will be jointly and severally responsible for the quality of the construction work. Construction enterprises should present quality guarantees and maintenance certificates to the sponsoring enterprises when tendering the project completion report to the sponsoring enterprises.

Administration of Acceptance and Inspection for Completion

Pursuant to the Measures for Acceptance and Inspection for the Completion of Port Projects which took effect in June 2005, and the Measures for Acceptance and Inspection for the Completion (Delivery) of Highway Projects which took effect in October 2004, upon completion of a port or highway project, the project will be put into operation only after acceptance and inspection by the relevant communications authorities.

In accordance with the Measures for Administration of Acceptance, Inspection and Filing of Completion of Building Construction and Municipal Infrastructure Projects promulgated by the Ministry of Construction in April 2000 and amended in October 2009, the records of inspection and acceptance for building construction projects and municipal infrastructure projects at completion must be filed with the administrative construction authorities by the sponsoring enterprises.

Environmental Protection Rules and Regulations

The Environmental Protection Law of the PRC, which took effect in December 1989, and the Marine Environmental Protection Law of the PRC, which took effect in March 1983 and amended in December 1999, provide that the State Environmental Protection Administration and the State Oceanic Administration oversee land and ocean environmental protection.

Pursuant to the Environmental Protection Law, the State Environmental Protection Administration sets the national discharge standards for pollutants. The government of provinces, autonomous regions and directly administered municipalities may issue local standards that are stricter than the national standards on the pollutants which are covered by the State standards. As to the pollutants which are not covered by the State standards, the government of provinces, autonomous regions and directly administered municipalities may issue local standards. An entity discharging pollutants in a region that has local standards must comply with the local standard for the discharge of pollutants. Entities discharging pollutants must report to and register with the environmental protection authorities. Entities discharging pollutants in excess of the standards must pay a charge for the excessive discharge and assume responsibility for the remediation of the pollution.

The Marine Environmental Protection Law prohibits the discharge of certain pollutants into the sea under the jurisdiction of the PRC. All entities and individuals practicing direct discharge of pollutants into the sea shall, in accordance with the State regulations, pay pollutant discharging fees. Those who dump waste shall, in accordance with the State regulations, pay dumping fees.

Work Safety Rules and Regulations

According to the Work Safety Law of the PRC that took effect in November 2002, the State Administration of Work Safety of the PRC is in charge of the overall administration of work safety nationwide. The Ministry of Construction and the MOTRAN are also responsible for the administration of work safety of the relevant industries.

The Work Safety Law provides that a production entity must meet the state’s legal standard or industrial standard on work safety and provide work conditions set out in relevant laws, administrative rules and State or industry standards. An entity that cannot provide required work conditions may not engage in production activities. The designers and the design firms for the safety facilities of a construction project are liable for their designs. A production entity must install prominent warning signs at relevant dangerous operation sites, facilities and equipment.

Pursuant to the Regulations on Licenses for Work Safety promulgated by the State Council, which took effect in January 2004, a construction entity should not engage in construction activities unless it has a license for work safety.

Pursuant to the Regulations on Administration of Work Safety of Construction Projects promulgated by the State Council, which took effect in February 2004, the sponsoring enterprise, reconnaissance enterprise, design enterprise, construction enterprise, supervisory enterprise and other related entities shall bear their respective responsibility for work safety. In the case of a project covered by a main contract, the general contractor will be liable for the general work safety of the construction site, and assume joint and several obligations for the sub-contracted portions of the project together with the sub-contractors. An entity in the construction industry must purchase accidental injury insurance for the workers engaged in dangerous works on the construction site for injuries suffered in work-related accidents, and the insurance premium will be paid by such entity. In the case of a construction work covered by a general contract, the insurance premium will be paid by the general contractor. The period covered by the insurance policies should commence on the commencement date of the construction project and terminate on the date of the acceptance and inspection upon the completion of the project.

Pursuant to the Safety Administration Regulation on Above-water and Under-water Construction Works and Navigation promulgated by the MOTRAN, which took effect in January 2000, an entity engaged in above-water or under-water construction work must apply to the local maritime affairs authorities for inspection of safe navigation and construction, and may not commence any construction works until it has obtained the permit for above-water or under-water construction work upon inspection.

Our operations are subject to numerous laws, regulations,rules and specifications of the PRC relating to various aspects of the specialized work we perform. According to the requirements of applicable PRC laws and regulations, companies engaged in navigation construction projects must meet certain criteria to obtain designated levels of professional qualification. Fujian Service obtained the Level-III qualification for navigation projects professional contractor in August 2010. This allows us to apply for a construction work safety certificate and we intend to do so as soon as practicable.

Business License

Fujian Service’s most recent business license was issued in November 2010 by the Fujian Provincial Industry and Commerce Administration with term of operation from January 2008 to January 2028. The scope of Fujian Service’s business license covers Fujian Service’s present business to undertake port dredging and navigation channel dredging and to sell construction material, machinery and electrical equipment and parts.

Fujian WangGang was established as a WFOE and issued a business license in June 2010 by the Fujian Provincial Industry and Commerce Administration, with term of operation from June 2010 to June 2060. According to the articles of association and business license of Fujian WangGang, the scope of Fujian WangGang’s business covers port dredging, navigation channel dredging and investment in other enterprises within the same industry.

Regulations Related to the Ship Nationality Registration

According to the Regulation of Ship Registration of the PRC and other related regulations, a ship with more than 50% foreign ownership may not be registered with China nationality. In addition, a ship without a China nationality is not allowed to operate within the waters in the PRC. According to the requirements of the Rules of PRC Governing Vessels of Foreign Nationality, effective as of September 18, 1979, and other applicable rules and regulations, foreign vessels are required to obtain applicable permissions from the PRC administrative authorities for port entries into, navigations in, and exits from the PRC inland waterways and territorial seas. Consequently, the business operations of our operating company, Fujian Service, will be adversely affected if its foreign-owned equity is increased to more than 50%.

Regulations Related to Foreign-Invested Construction Enterprises

The RAFCE provides that wholly foreign-owned construction enterprises may only undertake certain types of construction projects prescribed by the RAFCE within the scope of their qualifications. In the case of a Chinese-foreign construction joint venture enterprise, the foreign ownership should be no more than 75%.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Under SAFE Circular No. 75, PRC citizens and residents without PRC citizenship must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under SAFE Circular No. 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

A notice issued by SAFE in May 2007, or Circular 106, provides more detailed provisions and requirements regarding the foreign exchange registration under SAFE Circular No. 75. Under Circular 106, the PRC subsidiary of an offshore special purpose vehicle is required to coordinate and supervise the filing of foreign exchange registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. Furthermore, individuals who do not have domestic legal status in the PRC but reside in the PRC habitually for the purpose of economic interests are also subject to the foreign exchange registration procedure regardless whether he or she has a PRC statutory identification certificate such procedure includes (i) individuals who have domestic permanent residence and leave their domestic permanent residence temporarily for reasons including overseas travel, study, medical treatment, work, or the requirements of overseas residence, etc.; (ii) individuals who hold domestic-funded rights and interests in domestic enterprises; or (iii) individuals who hold domestic-funded rights and interests in domestic enterprises which were converted into foreign-funded rights and interests with the same individual holding the aforementioned rights and interests.

We conduct business in China primarily through contractual arrangements with Wonder Dredging and its respective shareholders. The shareholders of Wonder Dredging are Qing Lin and Panxing Zhuo. Because our founder and controlling shareholder, Mr. Xinrong Zhuo, obtained his Hong Kong identity card in 2005 but resides in mainland China, he may be determined as the PRC resident defined in SAFE Circular No. 75. Due to the uncertainty over how SAFE Circular No. 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. In addition, if SAFE determines that SAFE Circular No. 75 does apply to us, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as any remittance of dividends or foreign currency-denominated borrowings, may be subject to compliance with SAFE Circular No. 75 requirements of our PRC resident shareholders. Our PRC resident shareholders may not be able to complete the necessary registration and filing procedures required by SAFE Circular No. 75. If SAFE Circular No. 75 were determined to apply to us or any of our PRC resident shareholders, a failure by any of our shareholders or beneficial owners to comply with SAFE Circular No. 75 may subject the relevant shareholders or beneficiaries to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which would have a material adverse effect on our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders.

SPV Regulation and Overseas Listings

In 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation, which took effect in September 2006. The SPV Regulation purports to require an offshore “special purpose vehicle” to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, and under the SPV Regulation, “special purpose vehicle” is defined as an offshore company directly or indirectly controlled by PRC domestic companies or individuals for the purposes of listing the equity interests in PRC companies on overseas stock exchanges. In September 2006, the CSRC published on its official website the procedures regarding its approval of overseas listings by special purpose vehicles. The approval procedures require the filing of a number of documents and would take several months. However, it remains unclear whether the SPV Regulation and the requirement of the CSRC approval apply to our offering. Up to the date of this prospectus, the CSRC has not issued any rules or written interpretation clarifying whether offerings like ours under this prospectus are subject to this new procedure.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. Fujian Service has been issued, and Fujian WangGang is currently in the process of application for, the statistic registration certificate and social insurance registration certificate.

China’s Labor Law, which became effective in January 1995, and China’s Labor Contract Law, which became effective in January 2008, provide for strong protection for the employees. According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event shall be no longer than six months; (iii) that in certain circumstances, a labor contract shall be deemed to be without a fixed term and thus an employee can only be terminated with cause; and (iv) that there shall be certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from SAFE, unless otherwise provided.

In addition, another notice issued by SAFE, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

Regulations on Dividend Distribution

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends except upon liquidation. The board of directors, in the case of a foreign-invested enterprise, or the shareholders at a meeting, in the case of WFOEs, has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position in China Dredging
Mr. Xinrong Zhuo	46	Chairman of the Board of Directors and Chief Executive Officer
Mr. Fangjie Gu	32	Chief Operating Officer and Director
Mr. Alfred Ho	53	Chief Financial Officer
Mr. Bin Lin	52	Senior Vice President
Mr. Kit Chan	63	Director

Mr. Xinrong Zhuo has served as chairman of our board and chief executive officer since August 2010, has served as director of Fujian Road & Bridge Construction Co., Ltd., an infrastructure construction company, since December 2008, has served as the sole director of Tian Yuan Co., Ltd., a real estate investment company, since September 2007, has served as the chairman and legal representative of Fuzhou Dongxing Longju Real Estate Development Co., Ltd., a real estate development company, since March 2007, has served as the vice general manager of Fujian Huashang Real Estate Development Co., Ltd., a real estate development company, since December 2006, and has served as the supervisor of Fuzhou Haiyiyongyu Import & Export Co., Ltd., a trading company, since June 1995. From November 2005 to December 2008, Mr. Zhuo served as the legal representative and the chairman of Fujian Road & Bridge Construction Co., Ltd. From June 2005 to September 2007, Mr. Zhuo served as vice general manager of Tian Yuan Co. Ltd. From February 2002 to September 2009, Mr. Zhuo served as the legal representative and executive director of Fuzhou Baojie Haiyi Ocean Fishing Co., Ltd., an aquatic products company. From June 1995 to September 2006, Mr. Zhuo served as the supervisor at Fuzhou Hong Long Ocean Fishery Co., Ltd., a marine fishery.

Mr. Fangjie Gu has served as our chief operating officer and one of our directors since August 2010 and as the general manager of Fujian Service since June 2010. Mr. Gu has served as the legal representative and chairman of Shenzhen West Coast Fisherman’s Wharf Business Co., Ltd., an aquatic products company, since August 2010, has served as the supervisor of Fujian Lutong Highway Engineering Construction Co. Ltd., or Fujian Lutong a construction materials company, since October 2006, and has served as the vice general manager of Fujian Yihai Investment Co., Ltd., an infrastructure projects investment company, since March 2005. From January 2004 to June 2007, Mr. Gu served as vice general manager in Fuzhou Honglong Ocean Fishery Co., Ltd., a marine fishery. From September 2001 to August 2004, he served as the project manager of China Overseas Engineering Group Co., Ltd., an architecture firm. Mr. Gu earned his BA degree in English from Beijing Language and Culture University in 2001.

Mr. Alfred Ho has served as our Chief Financial Officer since November 2010. Mr. Ho has been the sole proprietor of Alfred Ho & Co., a certified public accounting firm in Hong Kong, since January 2001 and has served as an independent non-executive director of New Universe International Group Limited, an environmental company listed in Hong Kong, since October 2004. From October 2007 to April 2009, he served as the finance director of Sinosoft Technology plc, a software company listed in the United Kingdom, from 1997 to 1999 he served as Tax Manager at PricewaterhouseCoopers in Hong Kong, and from 1993 to 1995 he served as a Senior Appeals Officer with Revenue Canada, Taxation. Mr. Ho received his bachelor’s degree in Science from the University of Toronto in 1980. Currently, he is a member of the Canadian Institute of Chartered Accountants, the Hong Kong Institute of Certified Public Accountants, and the Taxation Institute of Hong Kong, and he serves on the Examination & Accreditation Committee of Hong Kong Institute of Accredited Accounting Technicians and as an External Examiner of Hong Kong Institute of Vocational Education.

Mr. Bin Lin has served as our senior vice president since August 2010. From January 2007 to August 2010, Mr. Lin served as vice general manager of Tianyuan Co., Ltd., an investment company. From May 2003 to March 2007, he served as vice chairman of Fujian Tianxiang Group Co., Ltd, an agricultural company listed on the China Shanghai Stock Exchange. From November 2003 to October 2006, he served as a member of the board of directors of Industrial Securities Co., Ltd., a financial services company. Mr. Lin received his BSc degree in Pharmacy from Shanghai Medical College of Fudan University (formerly Shanghai Number One School of Medicine) in 1982.

Mr. Kit Chan has served as a director since August 2010. Mr. Chan has served as a director of Haifeng Dafu Enterprise Company Limited, a Hong Kong shipping company, since April 2010, as a director of Hai Yi Shipping Ltd., a shipping company in Hong Kong, since May 2009, as a manager at Hua Shang Resources Group Ltd., a Hong Kong real estate investment firm, since October 2007, and as a director of Ee Hing Resources Company Ltd., a Hong Kong chemical trading company, since February 1991. Mr. Chan received his BA degree in Chinese Language and Literature from Huaqiao University in 1967.

Board of Directors

Upon the completion of this offering, our board of directors will consist of three directors. Our directors are elected for a one-year term to hold office until the next annual meeting of our shareholders, and until their successors have been duly elected and qualified, or until their earlier resignation or removal. Our officers are appointed by our board of directors and hold office until removed by the board. We are not aware of any agreements with respect to the election of directors.

Corporate Governance

We currently do not have separate audit or nominating committees. Our full board of directors currently serves as our audit committee. However, we do intend to appoint independent directors to the board of directors and create an audit committee, a compensation committee and a nominating and corporate governance committee as required by NASDAQ and the applicable SEC rules.

Our board of directors intends to adopt an audit committee charter, providing for the following responsibilities of the audit committee:

•	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	discussing the annual audited financial statements with management and the independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors after the business combination from time to time;
•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and
•	reporting regularly to the board of directors.

Our board of directors intends to adopt a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;
•	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;
•	administering our share option plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors after the business combination from time to time.

Our board of directors intends to adopt a nominating and corporate governance committee charter, providing for the following responsibilities of the nominations committee:

•	overseeing the process by which individuals may be nominated to our board of directors after the business combination;
•	overseeing the process by which individuals may be nominated to our board of directors after the business combination;
•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors after the business combination and its committees;
•	considering nominees proposed by our shareholders;
•	establishing and periodically assessing the criteria for the selection of potential directors; and
•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the nominating and corporate governance committee will be required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee will be required to take into consideration the following attributes, which are desirable for a member of the board: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.

Duties of Directors

Under BVI law, our directors have a statutory duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise care, skill, and diligence that a reasonable person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Employment Agreements

In August 2010, we entered into three-year employment agreements with three of our executive officers, Mr. Zhuo, Mr. Lin and Mr. Gu, pursuant to which they each receive aggregate annual compensation of approximately $116,000. In November 2010, we entered into a three-year employment agreement with Alfred Ho, pursuant to which he receives aggregate annual compensation of approximately $77,000. Pursuant to the agreements, each executive is eligible to receive our standard employee benefits and has agreed to devote all of his working time to his respective duties to us, not to become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and not to solicit the services of any of our employees for two years following the termination of his employment with us. We may terminate the executive for cause at any time without notice, or without cause upon one month prior written notice to the executive. In the event of termination without cause, we have agreed to pay to the executive a cash severance payment equal to three months of the executive’s then current base salary. In the event of a material and substantial reduction in the executive’s existing authority and responsibilities, the executive may resign upon one-month prior written notice to us.

Compensation of Directors and Executive Officers

Prior to the Merger, CAC did not pay any compensation to Kerry Propper, the former President, Chief Executive Officer, Chief Financial Officer and sole director, who served from incorporation through July 29, 2010. CAC did not pay any compensation to Congyan Xue or William Morro, CAC’s former sole director and Chief Executive Officer, respectively. Mr. Xue served from July 29, 2010 through the date of the Merger, and Mr. Morro served from July 30, 2010 through the date of the Merger. Following the Merger, Mr. Morro and Mr. Xue ceased to have a management role with us. We did not pay any compensation to any of our executive officers in 2008 and 2009.

PRINCIPAL SHAREHOLDERS

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares and our preferred shares as of the date of this prospectus by:

•	each of our directors and named executive officers;
•	our directors and executive officers as a group; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the ordinary shares indicated. Unless otherwise noted, the principal address of each of the shareholders, directors and officers listed below is c/o China Dredging Group Co., Ltd., 18th Floor, Tower A, Zhongshan Building, No. 154, Hudong Road, Fuzhou, Fujian Province, PRC.

All share ownership figures include securities convertible or exchangeable into our ordinary shares within sixty (60) days of December 28, 2010 which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Ordinary Shares		Preferred Shares(1)
	Number	Percent of Class	Number	Percent of Class
Directors and Executive Officers:
Mr. Xinrong Zhuo(2)	33,852,703	64.3%
Mr. Kit Chan(3)	2,608,866	4.9%
Mr. Fangjie Gu	0	*
Mr. Bin Lin(4)	2,608,866	4.9%
Mr. Alfred Ho	0	*
All directors and executive officers as a group (5 persons)	39,070,435	74.2%
Principal Shareholders:
SCGC Capital Holding Company Limited(5)	3,440,000	6.1%	3,440,000	34.4%

*	Less than 1% of total outstanding ordinary shares or preferred shares, as applicable.
(1)	Each preferred share is automatically convertible into one share of our ordinary shares, which we call the Conversion Ratio, upon occurrence of both of the following: (a) the registration of the underlying ordinary shares is declared effective by the SEC or other applicable regulatory authority designed by the holders of a majority of the preferred shares pursuant to the terms of the registration rights agreement with such holders, or the underlying ordinary shares become freely tradable in the United States or pursuant to any available exemption; and (b) the commencement of the trading of our ordinary shares on a national U.S. stock exchange or such other recognized international exchange as the holders of a majority of preferred shares may approve. The Conversion Ratio is subject to proportional adjustment for share splits, divisions, share dividends, recapitalization and similar transactions. Holders of the preferred shares have no right to vote on any matters that requires shareholder approval; provided, however, we may not issue any shares that have a liquidation preference that is senior to that of the preferred shares without the consent of the holders of at least two-thirds of the preferred shares then issued and outstanding.
(2)	Shares are held of record by Mars Harvest Co. Ltd, Building 26, Mingyang Tianxia, No. 1 Yuquan Road, Fuzhou, Fujian Province, PRC. Mr. Zhuo is the sole director of Mars Harvest and has the power to vote and dispose of all of our ordinary shares that it holds.
(3)	Shares are held of record by Venus Seed Co., Ltd, Flat B, 27/F, Ko On Mansion, Taikoo Shing, Quarry Bay, Hong Kong. Mr. Chan is the sole director of Venus Seed and has the sole power to vote and dispose of all of our ordinary shares that it holds.

(4)	Shares are held of record by Saturn Glory Co., Ltd., Room 1402, Building 8, D District, Rongqiao Jinjiang, No. 66, Jiangbin West Road, Fuzhou, Fujian Province, PRC. Mr. Lin is the sole director of Saturn Glory and has the sole power to vote and dispose of all of our ordinary shares that it holds.
(5)	SCGC Capital Holding Company Limited acquired 3,440,000 preferred shares through the 2010 Private Placement. Pursuant to our Memorandum and Articles of Association, holders of preferred shares do not have the right to vote on any resolutions of shareholders.

SELLING SHAREHOLDERS

The following table sets forth the name of each selling shareholder, the number of shares and percentage of our ordinary shares and preferred shares held by each selling shareholder as of the date of this prospectus, the number of ordinary shares (in the form of ADSs) being offered for resale for the account of the selling shareholder, and the number of shares and the percentage of our ordinary shares to be beneficially owned by each selling shareholder after the completion of this offering (assuming all of the offered shares are sold by the selling shareholders), as adjusted to reflect the sale of ADSs offered in this offering.

We will not receive any proceeds from the ADSs sold by the selling shareholders, if any, upon the expiration of the applicable lock-up restrictions, all of which will be received by the selling shareholders.

	Shares Beneficially Owned Prior to This Offering						Ordinary Shares Being Offered			Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares			Preferred Shares(1)
	Number		Percent of Class	Number		Percent of Class	Number(2)		Percent of Class	Number	Percent of Class(56)
Mr. Xinrong Zhuo(3)	33,852,703		64.3%				33,852,703		64.3%	0	0%
Mr. Kit Chan(4)	2,608,866		4.9%				2,608,866		4.9%	0	0%
Mr. Fangjie Gu	0		*				0		*	0	0%
Mr. Bin Lin(5)	2,608,866		4.9%				2,608,866		4.9%	0	0%
Mr. Alfred Ho	0		*				0		*	0	0%
Regent Fill Investment Group Limited(6)	325,000		*				325,000		*	0	0%
Poying Holdings Limited(7)	325,000		*				325,000		*	0	0%
Yu Jianliang(8)	162,500		*				162,500		*	0	0%
Ding Nan(9)	270,833		*				270,833		*	0	0%
Chardan Capital Markets, LLC(10)	463,240	(2)	*				463,240	(2)	*	0	0%
Kerry Propper(10)(11)	36,760	(2)	*				36,760	(2)	*	0	0%
AQR Affiliated Fund(12):	1,750,000		3.3%	1,750,000		17.5%	1,750,000		3.3%	0	0%
AQR Funds – AQR Diversified Arbitrage Fund	1,000,000		1.9%	1,000,000	(2)	10.0%	1,000,000		1.9%	0	0%
AQR Absolute Return Master Account, L.P.	500,000		*	500,000	(2)	5%	500,000		*	0	0%
AQR Opportunistic Premium Offshore Fund, L.P.	250,000		*	250,000	(2)	2.5%	250,000		*	0	0%
Cadman Investments Ltd.(13)	2,593,555		4.8%	1,000,000		10.0%	2,593,555		4.8%	0	0%
Garrett Family(14):	213,000		*	213,000		2.1%	213,000		*	0	0%
Garrett R. D’Alessandro	200,000		*	200,000	(2)	2.0%	200,000		*	0	0%
Garrett R. D’Alessandro & Amy Rappaport	13,000		*	13,000	(2)	*	13,000		*	0	0%
CNH Diversified Opportunities Master Account, L.P.(15)	150,000		*	150,000		1.5%	150,000		*	0	0%
Advanced Series Trust, solely on behalf of AST Academic Strategies Asset Allocation Portfolio(15)	100,000		*	100,000		1.0%	100,000		*	0	0%
Soundpost Capital, LP(16)	100,000		*	100,000		1.0%	100,000		*	0	0%
Sidney N. Morse Turst B UAD 12/06/00 Birgit F Morse & E. Richard Baum & Mary Susan Leah Esq. TTEES(17)	100,000		*	100,000		1.0%	100,000		*	0	0%
U/W/O Sidney N. Morse FBO Sidney N. Morse Jr.(17)	100,000		*	100,000		1.0%	100,000		*	0	0%

	Shares Beneficially Owned Prior to This Offering					Ordinary Shares Being Offered		Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares		Preferred Shares(1)
	Number	Percent of Class	Number		Percent of Class	Number(2)	Percent of Class	Number	Percent of Class(56)
Strauss Affiliated Funds(18):	100,000	*	100,000		1.0%	100,000	*	0	0%
Straus Partners, L.P.	75,000	*	75,000	(2)	*	75,000	*	0	0%
Straus China Partners, L.P.	25,000	*	25,000	(2)	*	25,000	*	0	0%
Elizabeth S. Morse Irrevocable Trust DTD 11/8/90(17)	60,000	*	60,000		*	60,000	*	0	0%
Rochdale Affiliated Funds(19):	290,000	*	290,000		2.9%	290,000	*	0	0%
Rochdale Large Growth Portfolio	60,000	*	60,000	(2)	*	60,000	*	0	0%
Rochdale Large Value Portfolio	60,000	*	60,000	(2)	*	60,000	*	0	0%
Rochdale Mid-Small Growth Portfolio	60,000	*	60,000	(2)	*	60,000	*	0	0%
Rochdale Offshore Global Opportunities Fund LP	60,000	*	60,000	(2)	*	60,000	*	0	0%
Rochdale Mid-Small Value Portfolio	50,000	*	50,000	(2)	*	50,000	*	0	0%
Shira Capital LLC(20)	60,000	*	60,000		*	60,000	*	0	0%
Hammerman Capital Partners, LP(21)	40,000	*	40,000		*	40,000	*	0	0%
Thomas F. Morse Trust UAD 3/16/01 Thomas Morse Trustee(22)	40,000	*	40,000		*	40,000	*	0	0%
Peggy Casper(23)	30,000	*	30,000		*	30,000	*	0	0%
Robert J. Guttag(24)	30,000	*	30,000		*	30,000	*	0	0%
Guerrino De Luca Revocable Trust(25)	30,000	*	30,000		*	30,000	*	0	0%
Birgit Faber Morse Trust UAD 12/6/99(17)	20,000	*	20,000		*	20,000	*	0	0%
Jeffrey I. Blake(26)	20,000	*	20,000		*	20,000	*	0	0%
Jerry Roland(27)	20,000	*	20,000		*	20,000	*	0	0%
Pappas Partners Limited Partnership(28)	20,000	*	20,000		*	20,000	*	0	0%
The USX China Fund(29)	20,000	*	20,000		*	20,000	*	0	0%
Trust DTD 7/21/70 FBO Christina S. Morse(17)	20,000	*	20,000		*	20,000	*	0	0%
Daniel S. Van Riper Revocable Trust DTD 10/5/04(30)	12,000	*	12,000		*	12,000	*	0	0%
Elizabeth Grover Living Trust(31)	10,000	*	10,000		*	10,000	*	0	0%
Wei Li(32)	9,000	*	9,000		*	9,000	*	0	0%
The Tucker/Enander Living Trust(33)	7,000	*	7,000		*	7,000	*	0	0%
Bruce Groom Separate Property(34)	5,000	*	5,000		*	5,000	*	0	0%
Kassirer Opportunities, L.P.(35)	5,000	*	5,000		*	5,000	*	0	0%
Thomas Lee(36)	5,000	*	5,000		*	5,000	*	0	0%
Paul Guerney(37)	3,000	*	3,000		*	3,000	*	0	0%
Kurt A. Hawkesworth & Esmat Bahar Hawkesworth JTTEN(38)	2,000	*	2,000		*	2,000	*	0	0%

	Shares Beneficially Owned Prior to This Offering				Ordinary Shares Being Offered		Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares		Preferred Shares(1)
	Number	Percent of Class	Number	Percent of Class	Number(2)	Percent of Class	Number	Percent of Class(56)
SEI Private Trust Co FAO Jim Smucker Co Master Trust(39)	100,000	*	100,000	1.0%	100,000	*	0	0%
Utilico Emerging Markets Limited(40)	300,000	*	300,000	3.0%	300,000	*	0	0%
Coronado Capital Parnters LP(41)	40,000	*	40,000	*	40,000	*	0	0%
Antoine De Sejournet(42)	24,994	*	24,994	*	24,994	*	0	0%
Stourbridge Investments LLC(43)	5,000	*	5,000	*	5,000	*	0	0%
SCGC Capital Holding Company Limited(44)	3,440,000	6.1%	3,440,000	34.4%	3,440,000	6.1%	0	0%
Septwolves Group (Asia) Investments Limited(45)	799,997	1.5%	799,997	8.0%	799,997	1.5%	0	0%
Splendid Max Limited(46)	400,000	*	400,000	4.0%	400,000	*	0	0%
CIVC Investment LTD(47)	360,000	*	360,000	3.6%	360,000	*	0	0%
China Select Capital Partners Corp.(48)	29,996	*	29,996	*	29,996	*	0	0%
Genesis Opportunity Fund L.P.(49)	80,000	*	80,000	*	80,000	*	0	0%
WEC Partners LLC(49)	60,000	*	60,000	*	60,000	*	0	0%
George B. Kaufman(50)	2,000	*	2,000	*	2,000	*	0	0%
GALA FORTUNE LIMITED(51)	2,600,000	4.9%			2,600,000	4.9%	0	0%
Country Vitality Enterprises Limited(52)	2,600,000	4.9%			2,600,000	4.9%	0	0%
Partner One Holdings Limited(53)	2,550,000	4.8%			2,550,000	4.8%	0	0%
Windham Investments Limited(54)	2,580,000	4.9%			2,580,000	4.9%	0	0%
Fresh Reward Development Limited(55)	100,000	*			100,000	*	0	0%

*	Less than 1% of total outstanding ordinary shares or preferred shares, as applicable.
(1)	Each preferred share is automatically convertible into one share of our ordinary shares, which we call the Conversion Ratio, upon occurrence of both of the following: (a) the registration of the underlying ordinary shares is declared effective by the SEC or other applicable regulatory authority designed by the holders of a majority of the preferred shares pursuant to the terms of the registration rights agreement with such holders, or the underlying ordinary shares become freely tradable in the United States or pursuant to any available exemption; and (b) the commencement of the trading of our ordinary shares on a national U.S. stock exchange or such other recognized international exchange as the holders of a majority of preferred shares may approve. The Conversion Ratio is subject to proportional adjustment for share splits, divisions, share dividends, recapitalization and similar transactions. Holders of the preferred shares have no right to vote on any matters that requires shareholder approval; provided, however, we may not issue any shares that have a liquidation preference that is senior to that of the preferred shares without the consent of the holders of at least two-thirds of the preferred shares then issued and outstanding.
(2)	These figures represent record ownership and not beneficial ownership.
(3)	Shares are held of record by Mars Harvest Co. Ltd, Building 26, Mingyang Tianxia, No. 1 Yuquan Road, Fuzhou, Fujian Province, PRC. Mr. Zhuo is the sole director of Mars Harvest and has the power to vote and dispose of all of our ordinary shares that it holds.

(4)	Shares are held of record by Venus Seed Co., Ltd, Flat B, 27/F, Ko On Mansion, Taikoo Shing, Quarry Bay, Hong Kong. Mr. Chan is the sole director of Venus Seed and has the sole power to vote and dispose of all of our ordinary shares that it holds.
(5)	Shares are held of record by Saturn Glory Co., Ltd., Room 1402, Building 8, D District, Rongqiao Jinjiang, No. 66, Jiangbin West Road, Fuzhou, Fujian Province, PRC. Mr. Lin is the sole director of Saturn Glory and has the sole power to vote and dispose of all of our ordinary shares that it holds.
(6)	The business address is Room 2508 A, 25/F Bank of America Tower, Central, Hong Kong.
(7)	The business address is Unit 1001, Fourseas Building, 208-212 Nathan Road, Kowloon, Hong Kong.
(8)	The address is No. 18-2 Yonghe Road, Wuxi City, Jiangsu Province, China.
(9)	The address is 18M, Tower A, Marriott International Apartment, No. 5 Lingtongguan, Jianguomenwai, Chaoyang District, Beijing, China.
(10)	The business address is 17 State Street, 16th Floor, New York, NY 10004, Untied States of America.
(11)	Kerry Propper is the President of Chardan and has voting and investment control over the shares. Mr. Propper disclaims the beneficial ownership of the shares held by Chardan listed in the table except to the extent of his pecuniary interest therein, if any.
(12)	The business address is c/o CNH Partners, LLC, Two Greenwich Plaza, Greenwich, CT 06830, United States of America. Includes 1,000,000 preferred shares held by AQR Funds – AQR Diversified Arbitrage Fund, 500,000 preferred shares held by AQR Absolute Return Master Account, L.P.; and 250,000 preferred shares held by AQR Opportunistic Premium Offshore Fund, L.P.
(13)	The business address is Unit C, CNT Tower, 338 Hennessy Road, Wanchai, Hong Kong. Includes 1,593,55 ordinary shares and 1,000,000 preferred shares.
(14)	The business address is c/o Rochdale Investment Management, 570 Lexington Ave., 9th Floor, New York, NY 10022, United States of America. Includes 200,000 preferred shares held by Garrett R. D’Alessandro and 13,000 preferred shares held jointly by Garrett R. D’Alessandro & Amy Rappaport.
(15)	The business address is c/o CNH Partners, LLC, Two Greenwich Plaza, Greenwich, CT 06830, United States of America.
(16)	The business address is c/o Howard Bloom, 405 Park Ave., 6th Floor, New York, NY 10022, United States of America.
(17)	The business address is c/o E. Richard Baum, Anchin, Block & Anchin LLP, 1375 Broadway, New York.
(18)	The business address is c/o Straus Asset Management, 767 Third Avenue, 21st Floor, New York, NY 10017, United States of America. Includes 75,000 preferred shares held by Straus Partners L.P. and 25,000 preferred shares held by Straus China Partners, L.P.
(19)	The business address is c/o Physical Processing, MK-WI S302, U.S. Bank Trust Services, 1555 N. River Center Drive, Suite 302, Milwaukee, WI 53212, United States of America. Includes 60,000 preferred shares held by Rochdale Large Growth Portfolio, 60,000 preferred shares held by Rochdale Large Value Portfolio, 60,000 preferred shares held by Rochdale Mid-Small Growth Portfolio, 60,000 share of preferred shares held by Rochdale Offshore Global Opportunities Fund LP, and 50,000 preferred shares held by Rochdale Mid-Small Value Portfolio.
(20)	The business address is 71 S. Walker, Suite 1900, Chicago, IL 60606, United States of America.
(21)	The business address is 1232 Rose Lane, Lafayette, CA 94549, United States of America.
(22)	The business address is 3200 Plumfield, Milford, MI 48380, United States of America.
(23)	The business address is 45 East 89th St., #35E, New York NY 10128-1232, Untied States of America.
(24)	The business address is c/o Peggy Casper, 45 East 89th St., #35E, New York NY 10128-1232, Untied States of America.
(25)	The business address is 2866 Pine Street, San Francisco, CA 94115, United States of America.
(26)	The business address is 2216 South Shore Dr., Erie, PA 16505, United States of America.
(27)	The business address is 33 Julia Court, Twp. of Washington, NJ 07676, United States of America.
(28)	The business address is c/o Mr. Harry G. Pappas Jr., 12500 Jarretsville Pike, Phoenix, MD 21131, United States of America.
(29)	The business address is c/o Kim Williams, 5700 Poplar Ave., Suite 3117, Memphis, TN 38137, United States of America.
(30)	The business address is 1920 Virginia Ave., Apt 1303, Fort Myers, FL 33901, United States of America.

(31)	The business address is 3867 La Donna Ave., Palo Alto, CA 94306-3153, United States of America.
(32)	The business address is 3540 W. Sahara Ave., #325, Las Vegas, NV 89102-5816, United States of America.
(33)	The business address is c/o Mr. Michael G. Tucker, 517 Panchita Way, Los Altos, CA 94022, United States of America.
(34)	The business address is 1628 California Ave., SW, Apt. A, Seattle, WA 98161-1692, United States of America.
(35)	The business address is c/o Mark Kassirer, 55 University Ave., Suite 1604, Toronto, Ontario, Canada, M5J2H7.
(36)	The business address is 14A East Coast Terrace, Singapore 458926.
(37)	The business address is 34 Morton Pl, Chappaqua, NY 10514, United States of America.
(38)	The business address is 7400 River Road, Apt. 320, North Bergen, NJ 07047, United States of America.
(39)	The business address is c/o SPTC Specialized Trust Admin, 1 Freedom Valley Dr., Oaks, PA 19456, United States of America.
(40)	The business address is P.O. Box 208, Epsom Surrey, KT 18 7YF, United Kingdom.
(41)	The business address is 111 Town Square Place #1500, Jersey City, NJ 07310, United States of America.
(42)	The business address is 56 Dreve D’Argenteuil, B-1410 Waterloo, Belgium.
(43)	The business address is 700 Summit Road, Union, NJ 07083, United States of America.
(44)	The business address is Floor 11, Investment Building, No. 4009, Shen Nan Road, Futian District, Shenzhen, Guangdong Province, China.
(45)	The business address is c/o Septwolves Group Holding Co., Ltd., No. 6 Building, Wuyi Industry & Trading District, No. 189, Lianyue Rd., Xiamen, Fujian, China.
(46)	The business address is c/o Sinocap Investment Holdings Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(47)	The business address is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(48)	The business address is 300-1055 West Hastings St., Vancouver, BC, Canada, V6E 2E9.
(49)	The business address is 61 Paine Avenue, New Rochelle, NY 10804, United States of America.
(50)	The business address is 310 Greenwich St., Apt. 9.G., New York, NY 10013, United States of America.
(51)	The business address is No. 2206 Tower A Chaowai SOHO No. 6B Chaowai Street, Chaoyang District, Beijing, China.
(52)	The business address is 28/F, Guangdong Finance Building, 88 Connaught Road West, Sheung Wan, Hong Kong.
(53)	The business address is 22/F, Sunshine Golf Building, No. 7009 Shennan Street, Futian District, Shenzhen, China.
(54)	The business address is Flat B 19/F, Macdonald Mansion, No. 8 MacDonald Road, Hong Kong.
(55)	The business address is No. 2206 Tower A Chaowai SOHO, No. 6B Chaowai Street, Chaoyang District, Beijing, China.
(56)	Assumes the underwriters do not exercise their over-allotment option.

RELATED PARTY TRANSACTIONS

In January 2008, we entered into an office lease with Ping Lin, a relative of Qing Lin, one of the shareholders of Wonder Dredging, which holds a 50% interest in Fujian Service. This agreement expired in December 2009 and was renewed and extended from January 1, 2010 to December 31, 2015. Annual lease payments to Ping Lin were approximately $9,000 in each of 2008 and 2009.

In May 2008, we entered into two three-year agreements with Fujian Lutong, a related party, to lease a dredger and crew. In April 2010, the dredger leasing agreement was extended through May 31, 2016. In May 2010, the crew leasing agreement was extended to May 31, 2016. Fujian Lutong, which owned 70% of Fujian Service from September 2009 to March 2010, is owned by Fangjie Gu, our Chief Operating Officer, and Xiuzhen Lin, the wife of Qing Lin. Lease payments on the dredger for the years ended December 31, 2009 and 2008 were approximately $1.0 million and $589,000, respectively. Lease payments for the crew for the years ended December 31, 2009 and 2008 were $527,000 and $303,000, respectively.

In September 2008 and February 2010, we entered into loan agreements which aggregate approximately $9.0 million. These loans are secured by two of our dredgers, Xinggangjun #66 and Xinggangjun #3. One of these loans is guaranteed by Xinrong Zhuo, our Chairman and Chief Executive Officer, and the son of Zhuo Panxing, one of the shareholders of Wonder Dredging. The other loan is guaranteed by Xinrong Zhuo and Qing Lin, one of the shareholders of Wonder Dredging. There are no restrictive financial covenants associated with the loans, which are all non-recourse to us.

In March 2009, we pledged one of our dredgers, Xinggangjun #6, to secure an approximately $7.9 million credit facility granted to a related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited. Principal and interest on the loan was due in full by September 1, 2010. The related company was indirectly under control of Fuzhou Honglong Ocean Fishery Co., Ltd., which is controlled by Ping Lin, a relative of Panxing Zhuo and Qing Lin, the collective owners of Wonder Dredging, a PRC company that holds a 50% interest in Fujian Service. The loan underlying the pledge was repaid in full and the pledge terminated in August 2010.

In June 2010, Fujian WangGang entered into an equity investment agreement with Wonder Dredging pursuant to which it invested approximately $23.6 million in Fujian Service in exchange for a 50% equity interest in Fujian Service. In connection therewith, Fujian Service, Wonder Dredging, Fujian WangGang, Mr. Qing Lin and Mr. Panxing Zhuo have entered into a series of contractual arrangements that allow Fujian WangGang to, among other things, fully control Fujian Service’s business operations, policies and management, approve all matters requiring shareholder approval, and receive 100% of the annual net income earned by Fujian Service. These contractual arrangements include the Exclusive Option Agreement, Management Agreement, Equity Interest Pledge Agreement and irrevocable power of attorney described in detail under “Our Corporate History and Structure — Variable Interest Entity Agreements.”

DESCRIPTION OF SHARES

The following is a summary description of our shares and certain provisions of our Memorandum and Articles of Association, copies of which have been filed as exhibits to our registration statements of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

General

We are a BVI company incorporated with limited liability and our affairs are governed by the provisions of our Memorandum and Articles of Association, each as amended and restated from time to time, and by the provisions of applicable BVI law.

As of the date of this prospectus, we are authorized to issue a maximum of 225,000,000 ordinary shares, no par value per share, and 25,000,000 preferred shares, no par value per share. As of the date of this prospectus, 52,677,323 ordinary shares were issued and outstanding and 10,012,987 preferred shares were issued and outstanding.

We plan to apply to list our ADSs on the Nasdaq under the symbol “CLFF” on or promptly after the date of this prospectus. However, we may never have our ADSs listed on the Nasdaq and, if listed, we may be unable to maintain such listing.

The following is a summary of the material provisions of our ordinary shares, Memorandum and Articles of Association and the BVI Business Companies Act, 2004, or the Companies Act.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Ordinary shares are issued in registered form. Our shareholders who are nonresidents of the BVI may freely hold and vote their ordinary shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors in accordance with the Companies Act and other applicable BVI law.

Voting Rights.  All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. With respect to matters requiring a shareholder vote, each ordinary share is entitled to one vote. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other electronic means by which all the shareholders participating in the meeting can communicate with each other. A poll may be demanded by our Chairman or any shareholder holding at least 10% of the voting power of ordinary shares with the right to vote at the meeting, present in person or by proxy.

A quorum for a shareholders’ meeting consists of holders of at least half of the voting rights of the total ordinary shares entitled to vote thereat present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or by the holders of at least 30% of the voting power attaching to the ordinary shares. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

A resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares entitled to vote and voting on the resolution.

Transfer of Ordinary Shares.  Subject to the restrictions of our Articles of Association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer signed by the transferor and containing the name and address of the transferee.

There is currently no legal requirement under BVI law for instruments of transfer for our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of ordinary shares.

Liquidation.   Under our Memorandum and Articles of Association, the liquidator may, in accordance with a resolution of the shareholders, divide amongst the shareholders in specie or in kind the whole or any part of our assets and may for such purposes set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Redemption of Shares.  Subject to the provisions of the Companies Act, the stock market rules, our Articles of Association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by a resolution of shareholders or resolution of directors amending and restating our Articles of Association to create the rights and obligations attaching to such new redeemable shares. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act be varied with the sanction of a board resolution with the consent in writing of the holders of not less than a majority of the issued shares of that class and the holders of not less than a majority of the issued shares of any other class of shares which may be adversely affected by such variation. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such previously existing class of shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under BVI law to inspect or obtain copies of our list of shareholders or our corporate records.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the BVI. The corporate statutes of the State of Delaware and the BVI are similar, and the flexibility available under BVI law has enabled us to adopt Articles of Association that will provide shareholders with rights that are similar in many respects with those they would enjoy under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in Delaware and their stockholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

BVI law provides that every director of the company in exercising his power or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the same care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, and the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or memorandum or articles of association of the company.

Under the Companies Act and common law in the BVI, directors’ duties are owed to the company, not to individual shareholders.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under BVI law, our board of directors can have broad authority to amend our Memorandum and Articles of Association. Our board of directors may amend our Memorandum and Articles of Association by a resolution of directors so long as the amendment does not:

•	restrict the rights or powers of the shareholders to amend our Memorandum and Articles of Association;
•	change the percentage of shareholders required to pass a resolution of shareholders to amend our Memorandum and Articles of Association;
•	amend our Memorandum and Articles of Association in circumstances where our Memorandum and Articles of Association can only be amended by the shareholders; or

Holders of the preferred shares do not have the right to vote on any resolutions of the shareholders; provided, however, that we may not issue any shares that have a liquidation preference that is senior to that of the preferred shares without the consent of the holders of at least two-thirds of the preferred shares the issued and outstanding. In addition, pursuant to the terms of the Purchase Agreement, approval of holders of the preferred shares shall be obtained before we take certain actions, including, among other things:

•	change the maximum number of authorized shares or change the rights attached to any class of ordinary or preferred shares, or capitalize any debenture; or
•	issue any new shares or options (including warrants, options or other rights to acquire shares) which issuance would exceed 5% of our issued shares on a fully diluted basis.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under BVI law, directors’ consents need only a majority of directors signing to take effect unless otherwise provided in our Articles of Association.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. Under BVI law, provided a company’s memorandum and articles of association so allow, shareholders’ consents need only a majority of shareholders signing to take effect.

Shareholder Proposals

Under Delaware corporate law, a stockholder has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings. BVI law and our Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. Under BVI corporate law, shareholder approval is required when more than 50% of the company’s assets by value are being sold or otherwise disposed of, unless such requirement is excluded by the company’s memorandum and articles.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. As permitted by BVI law and our Articles of Association, we may be voluntarily liquidated under Part XII of the Companies Act if we have no liabilities and we are able to pay our debts as they fall due. A liquidator may subject to the Companies Act, be appointed by a resolution of directors or by a resolution of shareholders.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by BVI law, subject to the requirements set out in the Companies Act and our Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. Generally, our directors must be able to determine that immediately following any such redemption or repurchase that we will be able to satisfy our debts as they fall due and the value of our assets will exceed our liabilities.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by BVI law, directors may, subject to the memorandum and articles of association of a BVI company, be removed by resolution of shareholders. Where permitted by the memorandum and articles of incorporation of a BVI company, a director may be removed by a resolution of directors.

Mergers

Under the Companies Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which, unless the merger is between a parent company and one or more subsidiaries, must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Under the Delaware corporate law, any two or more corporations existing under Delaware law may merge into a single corporation, which may be any one of the constituent corporations or may consolidate into a new corporation formed by the consolidation, pursuant to an agreement of merger or consolidation, as the case may be, complying and approved in accordance with the Delaware corporate law.

Inspection of Books and Records

Under Delaware corporate law, any stockholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of stockholders and other books and records. Under the Companies Act, a shareholder is generally entitled, on giving written notice to the company, to inspect the memorandum and articles of association, the shareholders register, the directors register and minutes of meetings and resolutions of shareholders and those classes of members of which he is a member. However, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any such document (other than the memorandum and articles of association), refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or taking of extracts from the records. We will provide holders of our shares with annual audited financial statements. See “Where You Can Find Additional Information.”

Conflict of Interest

The Companies Act provides that a director shall, after becoming aware that he is interested in a transaction entered into by the company, disclose that interest to the board of directors of the company. Failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board of directors prior to the company’s entry into the transaction or is not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by the BVI law and our Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all stockholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested stockholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, the directors in deciding whether the company should enter into any such transaction are subject to the fiduciary duties referred to under “Director’s Fiduciary Duties” above. Additionally, there are certain statutory minority shareholder actions under BVI law which may be available to protect the interests of minority shareholders depending on the circumstances and the particular transaction with the interested shareholder.

Independent Directors

There are no provisions under Delaware corporate law or under the Companies Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority stockholders on a board of directors since it permits the minority stockholder to cast all the votes to which the stockholder is entitled on a single director, which increases the stockholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the BVI, but our Articles of Association do not provide for cumulative voting.

Registration Rights

In connection with our 2010 Private Placement, we entered into a registration rights agreement pursuant to which we agreed to use our best efforts to file within 60 days of the final closing of the private placement a registration statement with the SEC to register the sale by us of our ordinary shares by means of a firm commitment underwritten offering and to register for resale (i) the ordinary shares underlying the preferred shares issued in our 2010 Private Placement, (ii) the 15,000,000 shares held in the Make-Good Escrow, (iii) 37,177,323 ordinary shares held by certain of our founding shareholders which are not part of the Make-Good Escrow and (iv) the 500,000 shares issued to Chardan pursuant to the Merger Agreement. If the registration statement covering these securities is not declared effective by the SEC within 180 days of the initial filing date of such registration statement, subject to certain exceptions, liquidated damages of 0.3% of the purchase price per month will accrue and will be payable in cash on a monthly basis, provided that in no event shall the amount of liquidated damages payable at any time to any holder of preferred shares exceed 10% of the amount of such holder’s initial investment in our 2010 Private Placement.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

           has agreed to act as the depositary for the American Depositary Shares.           ’s depositary offices are located at           . American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is           , located at           .

We appoint            as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive one ordinary share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the BVI, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the BVI laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or
•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or
•	We do not deliver satisfactory documents to the depositary; or
•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the BVI legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.
•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.
•	You are duly authorized to deposit the ordinary shares.
•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).
•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;
•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;
•	provide any transfer stamps required by the State of New York or the United States; and
•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and BVI legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.
•	Obligations to pay fees, taxes and similar charges.
•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Shares — Ordinary Shares”.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary bank will instruct the custodian to vote, directly or by proxy, all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary bank will instruct the custodian to vote, directly or by proxy, the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

In the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy to be given; provided, further, that no such discretionary proxy shall be given (x) with respect to any matter as to which we inform the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of the Company will be adversely affected and (y) in the event that the vote is on a show of hands.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. You may not receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, pursuant to the deposit agreement, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date, although Articles of Association only otherwise require an advance notice of at least 10 days.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to $ per ADS issued
Cancellation of ADSs	Up to $ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to $ per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $ per ADS held
Depositary Services	Up to $ per ADS held on the applicable record date(s) established by the Depositary
Transfer of ADRs	$ per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the BVI (i.e., upon deposit and withdrawal of ordinary shares).
•	Expenses incurred for converting foreign currency into U.S. dollars.
•	Expenses for cable, telex and fax transmissions and for delivery of securities.
•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).
•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., share dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by

DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.
•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.
•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.
•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.
•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.
•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.
•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.
•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.
•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have        ADSs outstanding, representing approximately    % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we plan to apply to list our ADSs on Nasdaq, a regular trading market may never develop for the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representative of the underwriters for a period ending 180 days after the date of this prospectus, subject to certain exceptions. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or announce any material news or a material event or (2) prior to the expiration of the “lock-up” period, we announce, or if the representative determines, that we will release earnings results during the 16-day period following the last day of the “lock-up” period, then in each case the “lock-up” period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable, unless the representative waives, in writing, such an extension.

We, our officers, directors and holders of all our outstanding capital shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any of our ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or securities exchangeable or exercisable for or convertible into ADSs or ordinary shares or any substantially similar securities currently or hereafter owned either of record or beneficially, or publicly announce an intention to do any of the foregoing, for the following periods without the prior written consent of Chardan, in the case of:

•	our directors and executive officers, including their respective affiliates, 360 days after the date of this prospectus,
•	Regent Fill Investment Group, Poying Holdings Limited, Yu Jianliang and Ding Nan, 180 days after the date of this prospectus, and
•	our other shareholders, 270 days after the date of this prospectus.

This restriction terminates after the close of trading of the ADSs on and including the 360, 180 and 270 days, as applicable, after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs, or
•	prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

then, in either case, the expiration of the applicable restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Chardan waives, in writing, such an extension. After the expiration of the applicable lock-up period, the ordinary shares or ADSs held by our existing shareholders, executive officers and directors may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 promulgated under the Securities Act. The availability of Rule 144 will vary depending on whether restricted ordinary shares are held by an affiliate or a non-affiliate. In general, under Rule 144 as in effect on the date of this prospectus, a person who has beneficially owned restricted securities or for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the preceding three months, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted securities for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal ordinary shares immediately after this offering (assuming no exercise of the underwriter’s warrants or the underwriter’s over-allotment option); and
•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

TAXATION

The following summaries set forth the material BVI, PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares covered by this prospectus, based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. The summaries do not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

BVI Taxation

Under the law of the BVI as currently in effect, a holder of our ADSs or ordinary shares who is not a resident of the BVI is not liable for BVI income tax on dividends paid with respect to the ADSs or ordinary shares, and all holders of the ADSs or ordinary shares are not liable to the BVI for income tax on gains realized on the sale or disposal of such ADSs or ordinary shares. The BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated or re-registered under the BVI Act. In addition, ordinary shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI, although a Tax Information Exchange Agreement is in force.

PRC Taxation

The following is a summary of the material PRC tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares covered by this prospectus. You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares in your particular circumstances.

Resident Enterprise Treatment

In March 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

In April 2009, the State Administration of Taxation, or SAT, issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 2008. This notice provides that an overseas incorporated enterprise that is controlled by a PRC company or a PRC company group will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign, or non-PRC, jurisdiction. If the PRC tax authorities determine that we are a “resident enterprise” under the EIT Law, a number of tax consequences should follow. First, we should be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from enterprise income tax. As a result, if we are treated as a “qualified resident enterprise,” all dividends paid from Fujian WangGang to us (through China Dredging (HK)) should be exempt from the PRC enterprise income tax.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us. However, because it is not anticipated that we would receive dividends or generate other income in the near future, we are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. We will make any necessary tax payment if we (based on future clarifying guidance issued by the PRC) or the PRC tax authorities determine that we are a resident enterprise under the EIT Law, and if we were to have income in the future.

Dividends From Fujian WangGang

If China Dredging (HK) is not treated as a resident enterprise under the EIT Law, then dividends that China Dredging (HK) receives from Fujian WangGang may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% normally will be applicable to “non-resident enterprises” that (i) have an establishment or place of business inside the PRC, and (ii) have income in connection with their establishment or place of business that is sourced from the PRC or is earned outside the PRC but has an actual connection with their establishment or place of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to non-resident enterprises that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. China Dredging (HK) is a holding company and substantially all of its income may be derived from dividends. Thus, if China Dredging (HK) is considered a “non-resident enterprise” under the EIT Law and the dividends paid to China Dredging (HK) are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC or a tax treaty between China and the jurisdiction in which the non-resident enterprise resides may reduce such income or withholding tax, with respect to such non-resident enterprise. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, or the PRC-Hong Kong Tax Treaty, and relevant circulars issued by the SAT, if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interests in a PRC resident enterprise, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from the PRC resident enterprise is reduced to 5%.

China Dredging is a BVI holding company, has a subsidiary in Hong Kong, China Dredging (HK), which in turns owns a 100% equity interest in Fujian WangGang, a 50% indirect ownership of Fujian Service, and variable interest entity arrangements with Wonder Dredging, which are PRC companies. As a result, if China Dredging (HK) were treated as a “non-resident enterprise” under the EIT Law, then dividends that it receives from Fujian WangGang and Fujian Service (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem China Dredging (HK) to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we were treated as a “non-resident enterprise” under the EIT Law, and China Dredging (HK) were treated as a “resident enterprise” under the EIT Law, then dividends that we receive from China Dredging (HK) (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or China Dredging (HK). As indicated above, however, none of Fujian WangGang, Fujian Service and China Dredging (HK) are expected to pay any dividends in the near future. Fujian WangGang, Fujian Service and China Dredging (HK) will make any necessary tax withholding if, in the future, they were to pay any dividends and, based on future clarifying guidance issued by the PRC determine that China Dredging (HK) is or we are a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our ADSs or Ordinary Shares

If we are determined to be a resident enterprise under the EIT Law and dividends payable to (or gains realized by) our investors that are not tax residents of the PRC, or non-resident investors, are treated as income derived from sources within the PRC, then the dividends that the non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of our ADSs or ordinary shares may be subject to income tax under the PRC tax laws. As indicated below, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of gains that non-resident investors may realize from the sale or transfer of our ADSs or ordinary shares (regardless of whether such gains would be regarded as income from sources within the PRC), but we would have an obligation to withhold PRC income tax at the applicable rate described below (subject to reduction by applicable tax treaties) on dividends that non-resident investors receive from us if such dividends are regarded as income derived from sources within the PRC.

Under the EIT Law and its implementing rules, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that are enterprises (but not individuals) and that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our ADSs or ordinary sharesby such investors also is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

Under the PRC Individual Income Tax Law and its implementing rules, a potential 20% PRC withholding tax may be applicable to dividends payable to non-resident investors who are individuals and who (i) are not domiciled in the PRC and do not reside in the PRC or (ii) are not domiciled in the PRC and have resided in the PRC for less than one year, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our ADSs or ordinary shares by such investors may be subject to a 20% PRC withholding tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to non-resident investors in respect to our ADSs or ordinary shares, or the gain non-resident investors may realize from the sale or transfer of our ADSs or ordinary shares, may be treated as PRC-sourced income and, as a result, may be subject to PRC income tax. In such event, we may be required to withhold the applicable PRC income tax on any dividends paid to non-resident investors. In addition, non-resident investors in our ADSs or ordinary shares may be responsible for paying the applicable PRC income tax on any gain realized from the sale or transfer of our ADSs or ordinary shares if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our ADSs or ordinary shares.

If we were to pay any dividends in the future, and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the PRC tax laws, we will make any necessary tax withholding on dividends payable to our non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. investors) realize any gain from the sale or transfer of our ADSs or ordinary shares, and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying the applicable PRC income tax on the gain from the sale or transfer of our ADSs or ordinary shares. As indicated above, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our ADSs or ordinary shares.

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC income tax on any gain realized from the sale or transfer of our ADSs or ordinary shares, if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law, or Tax Administration Law, and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-Resident Enterprises, Administration Measures, and other applicable PRC laws or regulations, collectively, the Tax Related Laws, where any gain derived by a non-resident investor from the sale or transfer of our ADSs or ordinary shares, is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers, or Other Payers, who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares covered by this prospectus. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ADSs or ordinary shares:

(a) who is, for U.S. federal income tax purposes, one of the following:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; or
•	an estate or trust whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

(b) who holds the shares or ADSs as capital assets for U.S. federal income tax purposes; and

(c) who owns, directly, indirectly or by attribution, less than 10% of the total combined voting power of our voting share.

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

This summary is based on the Code, its legislative history, regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

The U.S. Treasury Department has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions also would be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released, or by future actions of the U.S. Treasury Department.

If a beneficial owner of our ADSs or ordinary shares is not described as a U.S. Holder, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

We have not sought, and do not intend to seek, a ruling from the Internal Revenue Service, or the IRS, or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, future legislation, regulations, administrative rulings or court decisions may adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR ADSs OR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Dividends

Subject to the PFIC rules discussed below, distributions received by a U.S. Holder on our ordinary shares or ADSs, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles it is expected that distributions generally will be reported to U.S. Holders as dividends. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by on our ordinary shares or ADSs. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S.

Treasury Department, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, will be taxable at a maximum rate of 15%, provided that (a) as currently anticipated, our ADSs or ordinary shares become listed and readily tradable on Nasdaq or other established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, and (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq. Although we plan to apply to list our ADSs on the Nasdaq, our application may not be approved.

Certain pro rata distributions of shares to all shareholders (including ADS holders) are not generally subject to tax.

If PRC income taxes are withheld from dividends on ADSs or ordinary shares, such taxes will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury Department. Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including the PRC taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions o the United States. The limitations on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation on the Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize U.S. source capital gain or loss on the sale or other disposition of shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder has held such shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013. The deductibility of capital losses is subject to various limitations. Any such gain or loss generally will be U.S. source income or loss for U.S. foreign tax credit limitation purposes.

If a PRC income tax applies to any gain from the disposition of our ADSs or ordinary shares by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder should be entitled to treat such gain as PRC source under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition of our assets and income and (and the assets and income of our subsidiaries) and our current plans of operation, we do not expect to be treated as a PFIC for the current taxable year or in the near future. However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are treated as a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ADSs or ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition of a share or ADS would be allocated ratably over the U.S. Holder’s holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments of the shares or ADSs. In addition, if we were treated as a PFIC in a taxable year in which we pays a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ADSs or ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ADSs or ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ADSs or ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ADSs or ordinary shares.

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect to our ADSs or ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if an income tax treaty is applicable, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ADSs or ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (or, if an income tax treaty is applicable, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or if an income tax treaty is applicable, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable

U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ADSs or ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2011 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2011), generally will apply to dividends paid on our ADSs or ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on shares, or the proceeds from the sale, exchange or other disposition of shares or warrants, unless the payments are made by or through a a U.S. person or a U.S. office of a non-U.S. person (as defined in Regulation S under the Securities Act). If the payments are made by or through a U.S. person or a U.S. office of a non-U.S. person (as defined in Regulation S under the Securities Act), information reporting and backup withholding will apply, unless each such Non-U.S. Holder certifies as to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about _________ __, 2011, between us and Chardan and ___________, as underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us, the number of ADSs indicated in the table below:

Underwriter	Number of ADSs
Chardan Capital Markets, LLC

Total

Chardan is acting as sole book-running manager of this offering and as representative of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the ADSs. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the ADSs.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $       per ADS to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $     .

Determination of Offering Price

Prior to the offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.

Listing

We plan to apply to list our ADSs on the Nasdaq under the trading symbol “CLFF.”

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of      additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ADSs than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all our outstanding capital shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any of our ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or securities exchangeable or exercisable for or convertible into ADSs or ordinary shares or any substantially similar securities currently or hereafter owned either of record or beneficially, or publicly announce an intention to do any of the foregoing, for the following periods without the prior written consent of Chardan, in the case of:

•	our directors and executive officers, including their respective affiliates, 360 days after the date of this prospectus,
•	Regent Fill Investment Group, Poying Holdings Limited, Yu Jianliang and Ding Nan, 180 days after the date of this prospectus, and
•	our other shareholders, 270 days after the date of this prospectus.

This restriction terminates after the close of trading of the ADSs on and including the 360, 180 and 270 days, as applicable, after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs, or
•	prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

then, in either case, the expiration of the applicable restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Chardan waives, in writing, such an extension. After the expiration of the applicable lock-up period, the ordinary shares or ADSs held by our existing shareholders, executive officers and directors may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Chardan may, in its sole discretion and at any time or from time to time before the termination of the applicable restriction period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of any securities prior to the expiration of the lock-up period.

Stabilization

Chardan has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.

“Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations and Conflicts of Interest

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other than this offering, the only material relationships the underwriters have with us are (1) Chardan acted as placement agent for the placement of our ordinary shares in 2010 and received placement agent fees totaling approximately $3.1 million, and (2) pursuant to an engagement letter, Chardan provides certain financial, merger and acquisition advisory services to us for a monthly fee of $_____ and the reimbursement of certain expenses.

Chardan and Kerry Propper, the President and an affiliate of Chardan, collectively owned 100% of CAC that we merged with in October 2010. In connection with the Merger, all of the issued and outstanding shares of CAC were exchanged for 500,000 of our ordinary shares (or 0.95% of our outstanding ordinary shares at the time of the Merger). Accordingly, Chardan currently owns 463,240 of our ordinary shares and Mr. Propper currently owns 36,760 of our ordinary shares.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any securities which are the subject of this prospectus may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has either been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities to the public in that Relevant Member State may be made at any time:

(a)	to any legal entity which is authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in is last annual or consolidated accounts;
(c)	to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
(d)	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities which are the subject of this prospectus located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that is it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The ADSs will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

State of Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriter to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or the underwriter to obtain copies of this prospectus are required by us and the underwriter to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell ADSs or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

then ADSs, debentures and units of ADSs and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer ADSs under Section 275 of the SFA except:

(i) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such ADSs, debentures and units of ADSs and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii) where no consideration is given for the transfer; or

(iii) where the transfer is by operation of law.

The British Virgin Islands

This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the British Virgin Islands. We will not offer to sell any ADSs to any member of the public in the British Virgin Islands.

PLAN OF DISTRIBUTION BY SELLING SHAREHOLDERS

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions, subject to applicable lock-up restrictions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares at the time such sales are permitted applicable lock-up restrictions:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

We, our officers, directors and holders of all our outstanding capital shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any of our ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or securities exchangeable or exercisable for or convertible into ADSs or ordinary shares or any substantially similar securities currently or hereafter owned either of record or beneficially, or publicly announce an intention to do any of the foregoing, for the following periods without the prior written consent of Chardan, in the case of:

•	our directors and executive officers, including their respective affiliates, 360 days after the date of this prospectus,
•	Regent Fill Investment Group, Poying Holdings Limited, Yu Jianliang and Ding Nan, 180 days after the date of this prospectus, and
•	our other shareholders, 270 days after the date of this prospectus.

This restriction terminates after the close of trading of the ADSs on and including the 360, 180 and 270 days, as applicable, after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs, or
•	prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

then, in either case, the expiration of the applicable restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Chardan waives, in writing, such an extension. After the expiration of the applicable lock-up period, the ordinary shares or ADSs held by our existing shareholders, executive officers and directors may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with the Financial Industry Regulatory Authority’s, or FINRA, NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA’s NASD IM-2440.

In connection with the sale of our ordinary shares or interests therein, the selling shareholders may, upon the expiration of contractual lock-up restrictions, enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also, upon the expiration of contractual lock-up restrictions, sell shares of our ordinary shares short and deliver these securities to close out their short positions, loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities, or enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In the event such persons may be deemed to be “underwriters,” any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are paying the cost of registering the ordinary shares covered by this prospectus as well as various related expenses, which are estimated to be approximately $          . We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares registered hereunder by the selling shareholders. We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to keep this prospectus effective pursuant to Rule 415 under the Securities Act until the earlier of (i) the date on which all the shares registered for the selling shareholders have been sold, (ii) the date on which the shares registered for the selling shareholders hereunder are eligible to be sold pursuant to Rule 144 without any restriction pursuant to Rule 144.

LEGAL MATTERS

We are being represented by DLA Piper LLP (US), New York, with respect to certain legal matters as to United States federal securities and New York state law. The underwriters are being represented by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, with respect to certain legal matters as to United States federal securities and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Dacheng Law Offices Fuzhou Office and for the underwriters by Jingtian & Gongcheng. DLA Piper LLP (US) may rely upon Maples and Calder with respect to matters governed by BVI law and Dacheng Law Offices Fuzhou Office with respect to matters governed by PRC law. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The financial statements of Fujian Xing Gang Port Service Co., Ltd. as of December 31, 2009 and 2008, and for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008 appearing in this prospectus and registration statement have been audited by UHY Vocation HK CPA Limited, or UHY, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of UHY are located at 3/F., Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Following the Merger, we have been subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual report on Form 20-F, within six months of our fiscal year end, with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements, and all notices of shareholders’ meetings and other reports and communications generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents	Page(s)
Report of Independent Registered Accounting Firm	F-1
Consolidated Balance Sheets of Fujian Xing Port Services Co., LTD. at December 31, 2009 and 2008	F-2
Consolidated Statements of Income of Fujian Xing Port Services Co., LTD. for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008	F-3
Consolidated Statements of Changes in Owners’ Equity of Fujian Xing Port Services Co., LTD. for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008	F-4
Consolidated Statements of Cash Flows of Fujian Xing Port Services Co., LTD. for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008	F-5
Notes to the Consolidated Financial Statements of Fujian Xing Port Services Co., LTD. for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008	F-6 to F-20
Consolidated Balance Sheet at September 30, 2010 (Unaudited)	F-21
Consolidated Statements of Operations for the three months ended September 30, 2010 and for the period from April 14, 2010 (Date of Inception) to September 30, 2010 (Unaudited)	F-22
Consolidated Statement of Changes in Shareholders’ Equity for the period from April 14, 2010 (Date of Inception) to September 30, 2010 (Unaudited)	F-23
Consolidated Statement of Cash Flows for the period from April 14, 2010 (Date of Inception) to September 30, 2010 (Unaudited)	F-24
Notes to the Consolidated Financial Statements (Unaudited)	F-25 to F-43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE OWNERS AND THE BOARD OF DIRECTORS OF
FUJIAN XING GANG PORT SERVICE CO., LTD.

We have audited the accompanying balance sheets of Fujian Xing Gang Port Service Co., Ltd. (the “Company”) as of December 31, 2009 and 2008, and the related statements of income, statement of changes in owners’ equity, and cash flows for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fujian Xing Gang Port Service Co., Ltd. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the year ended December 31, 2009 and from January 8, 2008 (Inception) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,
October 6, 2010

FUJIAN XING GANG PORT SERVICE CO., LTD.
BALANCE SHEETS
(IN U.S. DOLLARS)

	December 31,
	2009	2008
Assets
Current assets
Cash	$23,343,469	$1,362,142
Restricted cash	8,422,440	8,427,995
Cost and estimated earnings in excess of billings on uncompleted contracts	2,211,411	—
Other receivables	312	—
Inventories	429,226	—
Total current assets	34,406,858	9,790,137
Other assets
Prepaid dredger deposit	2,197,158	—
Property, plant and equipment, net	43,511,237	48,497,870
Total other assets	45,708,395	48,497,870
Total assets	$80,115,253	$58,288,007
Liabilities and owners’ equity
Current liabilities
Term loans	$7,030,906	$1,832,173
Dredgers payable	—	17,859,098
Income tax payable	2,042,047	2,223,002
Accrued liabilities and other payables	209,680	154,575
Total current liabilities	9,282,633	22,068,848
Non-current liabilities
Term loans, net of current portion	3,295,738	6,962,257
Total non-current liabilities	3,295,738	6,962,257
Total liabilities	12,578,371	29,031,105
Owners’ equity
Registered capital	29,002,371	8,501,266
Statutory reserves	4,888,018	2,009,023
Retained earnings	43,946,972	18,061,369
Accumulated other comprehensive income	682,256	685,244
Subscription receivable	(10,982,735)	—
Total owners’ equity	67,536,882	29,256,902
Total liabilities and owners’ equity	$80,115,253	$58,288,007

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
STATEMENTS OF INCOME
(IN U.S. DOLLARS)

	For the year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Contract revenue	$80,333,891	$54,480,271
Cost of contract revenue, includes depreciation expense of $4,951,518 and $3,686,503 for the year ended December 31, 2009 and 2008, respectively	(38,715,490)	(25,424,227)
Gross profit	41,618,401	29,056,044
General and administrative expenses	(2,531,132)	(2,152,575)
Income from operations	39,087,269	26,903,469
Other income (expense):
Interest income	29,833	43,172
Interest expenses	(755,853)	(179,504)
Total other income (expense)	(726,020)	(136,332)
Income before income taxes	38,361,249	26,767,137
Income tax expense	(9,596,651)	(6,696,745)
Net income	$28,764,598	$20,070,392

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.
STATEMENT OF CHANGES IN OWNERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008
(IN U.S. DOLLARS)

	Registered Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Subsccription Receivable	Total
Balance as of January 8, 2008	$—	$—	$—	$—	$—	$—
Capital contributed by owners	8,501,266	—	—	—	—	8,501,266
Net income	—	—	20,070,392	—	—	20,070,392
Appropriation to statutory reserves	—	2,009,023	(2,009,023)	—	—	—
Foreign currency translation gain	—	—	—	685,244	—	685,244
Balance as of December 31, 2008	8,501,266	2,009,023	18,061,369	685,244	—	29,256,902
Capital contributed by owners	20,501,105	—	—	—	—	20,501,105
Subscription receivable	—	—	—	—	(10,982,735)	(10,982,735)
Net income	—	—	28,764,598	—	—	28,764,598
Appropriation to statutory reserves	—	2,878,995	(2,878,995)	—	—	—
Foreign currency translation loss	—	—	—	(2,988)	—	(2,988)
Balance as of December 31, 2009	$29,002,371	$4,888,018	$43,946,972	$682,256	$(10,982,735)	$67,536,882

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD
STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Cash flows from operating activities:
Net income	$28,764,598	$20,070,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	4,952,236	3,686,744
Changes in operating assets and liabilities:
Cost and estimated earnings in excess of billings on uncompleted contracts	(2,210,343)	—
Other receivables	(311)	—
Inventories	(429,018)	—
Income tax payable	(179,402)	2,186,909
Accrued liabilities and other payables	55,179	152,067
Net cash provided by operating activities	30,952,939	26,096,112
Cash flows from investing activities:
Deposit paid for dredgers	(2,196,096)	—
Changes in restricted cash	—	(8,291,156)
Payment of purchases of property, plant and equipment	—	(33,768,198)
Net cash used in investing activities	(2,196,096)	(42,059,354)
Cash flows from financing activities:
Proceeds from short-term loans	3,367,348	—
Proceeds from long-term loan	—	8,651,641
Payment of dredger payable	(17,838,704)	—
Repayment of long-term loans	(1,830,080)	—
Capital contributions from owners	9,516,419	8,651,641
Net cash (used in)/provided by financing activities	(6,785,017)	17,303,282
Net increase in cash	21,971,826	1,340,040
Effect of exchange rate changes on cash	9,501	22,102
Cash at beginning of year	1,362,142	—
Cash at end of year	$23,343,469	$1,362,142
Non-cash investing and financing transactions:
Purchases of property, plant and equipment with issuance of debt	$—	$17,569,133
Supplemental information:
Cash paid for income tax	$9,596,651	$6,696,745
Cash paid for interest	$755,853	$179,504

See notes to the financial statements.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

1.  DESCRIPTION OF BUSINESS AND ORGANIZATION

Fujian Xing Gang Port Service Co., Ltd. (the “Company”) formerly known as Fujian Xing Gang Shipping Co., Ltd., is a China-based company that provides subcontracting dredging services to government owned dredging general contractors throughout the People’s Republic of China (“PRC”). The Company has focused its services on reclamation and maintenance dredging projects.

The Company was incorporated on January 8, 2008 with total registered capital $8,501,266 (Renminbi 60,000,000). The Company was owned by two individuals, Lin Qing and Li Ping. Lin Qing contributed cash of $5,950,886 (Renminbi 42,000,000) holding 70% of the total ownership, while Lin Ping contributed cash of $2,550,380 (Renminbi 18,000,000) holding 30% of the total ownership.

On April 14, 2008, Lin Ping sold all of her ownership to her father-in-law, Zhuo Panxing.

On September 21, 2009, the Company’s registered capital was increased to $29,002,371 (Renminbi 200,000,000). $20,501,105 (Renminbi 140,000,000) was contributed by Fujian Lutong Highway Engineering Construction Co. Ltd (“Lutong Highway”). As a result, Lin Qing’s ownership was reduced to 21%, and Zhuo Panxing’s ownership was reduced to 9% and Lutong Highway held the remaining 70% as of December 31, 2009. Lutong Highway has only funded $9,518,370 (Renminbi 65,000,000) of the $20,501,105 (Renminbi 140,000,000) commitment thereby creating a subscription receivable of $10,982,735 (Renminbi 75,000,000) which is classified as a reduction of equity. The subscription receivable of $10,982,735 (Renminbi 75,000,000) was originally payable by Lutong Highway, however, on March 3, 2010, Lutong Highway sold all its ownership to Lin Qing, who assumed the obligation to fulfill the unfunded subscription amount. Following the transfer of ownership interests to Lin Qing, his ownership percentage increased to 91% and Zhuo Panxing continued to hold 9% of the ownership.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”).

(b)	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Accordingly, actual results could differ from those estimates.

(c)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The year-end rates for December 31, 2009 and 2008 of Renminbi to one US dollar were 6.8270 and 6.8225 respectively; average rates for the year-end December 31, 2009 and 2008 were 6.8303 and 6.9351, respectively. The related translation adjustments are reflected in “Accumulated other comprehensive income” in the owners’ equity section of the balance sheet. As of December 31, 2009 and 2008, the accumulated foreign currency translation gain was $682,256 and $685,244 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(d)	Cash

Cash consists of cash on hand and at banks. Substantially all of the Company’s cash deposits are held with financial institutions located in the PRC where there is currently no rule or regulation mandated on obligatory insurance of bank accounts. Management believes these financial institutions are of high credit quality.

(e)	Cost and estimated earnings in excess of billings on uncompleted contracts

Cost and estimated earnings in excess of billings on uncompleted contracts represent amounts due or billable under the terms of contracts with customers. The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. There is no amount related to retainage. The Company anticipates collection of all the outstanding balances within 10 days after completion reports of the contracts are issued. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivable. The Company provides an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable.

Outstanding account balances are reviewed individually for collectability. Based on the Company’s assessment of collectibility, there has been no allowance for doubtful accounts recognized for any of the two years ended December 31, 2009 and 2008.

(f)	Inventories

Inventories mainly consist of consumable parts including pipe, spare parts, and supplies used in the Company’s dredging operations. Inventories are stated at the lower of cost or market, using a weighted average cost method.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

The estimated useful lives of the assets are as follows:

Estimated lives
Dredgers	10
Office equipment	5
(h)	Impairment of long-lived assets

Long-lived assets are comprised of property, plant and equipment. Pursuant to the provisions of ASC360-10, “Property, plant and equipment”, long-lived assets to be held and used are reviewed for possible impairment whenever events indicate that the carrying amount of such assets may not be recoverable by comparing the undiscounted cash flows associated with the assets to their carrying amounts. If such a review indicates an impairment, the carrying amount would be reduced to fair value.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

If long-lived assets are to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Based on the Company’s assessment, there were no events or changes in circumstances that would indicate any impairment of long-lived assets as of December 31, 2009 and 2008.

(i)	Fair value measurements

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on the financial statements.

In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value.” This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market. The management does not expect the adoption of this ASU to have a material effect on the financial statements.

(j)	Revenue recognition

The Company recognizes contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of contracts, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in progress will be made in the period in which they are identified. In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. The cost of contract revenue includes consumable stores, dredgers' hire charges, salaries and wages and depreciation of dredgers.

(k)	Income taxes

The Company accounts for income taxes under ASC 740 “Income Taxes.” Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Company adopted ASC 740, “Income Taxes,” which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(l)	Other comprehensive income

The Company has adopted ASC 220 “Comprehensive Income.” This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments.

Other comprehensive income consists of the following for:

	Year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Net income	$28,764,598	$20,070,392
Other comprehensive income – Foreign currency translation adjustments	(2,988)	685,244
Total comprehensive income	$28,761,610	$20,755,636
(m)	Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter.

As of December 31, 2009 and 2008, the Company’s management has evaluated all such proceedings and claims. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

(n)	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

(o)	Pension and employee benefits

Full time employees of the Company participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. Costs for pension and employee benefits for the years ended December 31, 2009 and 2008 were $34,618 and $19,856, respectively.

(p)	Segment information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company has only one segment, all of the Company’s operations and customers are in the PRC and all income are derived from the services of dredging. Accordingly, no geographic information is presented.

(q)	Recently issued accounting standards

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In May 2009, the FASB issued guidance within Topic 855-10 (formerly SFAS 165, “Subsequent Events”) relating to subsequent events. This guidance establishes principles and requirements for subsequent events. This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements. Public entities are required to evaluate subsequent events through the date that financial statements are issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements. This guidance requires disclosure of the date through which subsequent events have been evaluated. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company has adopted this standard as of December 31, 2009. The adoption of this standard does not have a material impact on the Company’s financial statements.

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70 (“FASB ASC 105-10-05, 10, 15, 65, 70”), (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). FASB ASC 105-10-05, 10, 15, 65, 70 establishes the FASB ASC as the source of authoritative GAAP for nongovernmental entities. The ASC does not change GAAP, instead it takes individual pronouncements that currently comprise GAAP and reorganizes them into Topics. Contents in each Topic are further organized by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC.” FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and does not have an impact on the Company’s financial statements.

In June 2009, the FASB issued ASC 810.10, guidance to change financial reporting by enterprises involved with variable interest entities (“VIEs”) which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This pronouncement clarifies that the determination of whether a company is required to consolidate an entity

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

is based on, among other things, an entity's purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This guidance also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for fiscal years beginning after November 15, 2009. The Company does not anticipate that the adoption of this statement will have a material impact on its financial statement.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 amended ASC 820, Fair Value Measurements. Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820 (e.g., an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Company does not anticipate that the adoption of this statement will have a material impact on its financial statement.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.  CASH

Cash represents cash in the bank and cash on hand. Cash as of December 31, 2009 and 2008 was $23,343,469 and $1,362,142 respectively. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

4.  RESTRICTED CASH

Restricted cash represents amounts on deposit with the owners of dredgers leased by the Company. Such amounts will be returned to the Company when the corresponding leases end. Restricted cash as of December 31, 2009 and 2008 was $8,422,440 and $8,427,995 respectively.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

5.  COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of December 31, 2009 and 2008, the balance of cost and estimated earnings in excess of billings on uncompleted contracts was $2,211,411 and zero respectively. Cost and estimated earnings in excess of billings as of December 31, 2009 include the following:

Name of contract (Contract period)	Estimated contract value	Total revenue recognized	Amount received/billed	Cost and estimated earnings in excess of billings	Status of contract (Completion %)
1. Tangshan Caofeidian Dredging and Reclamation I	$9,220,678	$6,028,905	$5,532,167	$496,738	65%
2. Tangshan Caofeidian Dredging and Reclamation II	11,009,765	7,325,728	6,605,511	720,217	67%
3. Oujiang Port Liantian Dredging II	7,115,354	6,336,300	5,691,971	644,329	89%
4. Zhuhai Gaolan Port Dredging III	1,669,034	1,184,474	834,347	350,127	71%
	$29,014,831	$20,875,407	$18,663,996	$2,211,411

The Company’s customers are China state-owned companies. There are no credit terms and customers settle the balances according to percentage of completion of contracts and the date of settlement has been specified in the contracts. The Company believes all outstanding balances can be fully collected within 10 days after the completion of contracts and project completed reports issued. Therefore, no provision on allowance for doubtful accounts was provided as of December 31, 2009 and 2008.

The following schedule summarizes changes in backlog on contracts during the year ended December 31, 2009. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun.

Backlog balance at December 31, 2008	$—
New contracts during the year	89,946,562
Less: Adjustment of contracts due to change orders during the year	(1,473,249)
Adjusted contract amount at December 31, 2009	88,473,313
Less: Contract revenue earned during the year	(80,333,891)
Backlog balance at December 31, 2009	$8,139,422

6.  INVENTORIES

The Company provides dredging services for its customers in the PRC. Inventories consist of consumable parts which are used for dredging projects. As of December 31, 2009 and 2008, the balance of inventories was $429,226 and zero, respectively.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

7.  OTHER RECEIVABLES

Other receivables as of December 31, 2009 and 2008 consist of the following:

	2009	2008
Social insurance prepaid for staff	$312	$—

Other receivables mainly represent social insurance prepaid for staff’s portion by the Company, this amount will be directly deducted from staff's salaries and it is interest free.

8.  PREPAID DREDGER DEPOSIT

Prepaid dredger deposit as of December 31, 2009 and 2008 consists of the following:

	2009	2008
Prepaid dredger deposit	$2,197,158	$—

Prepaid dredger represents a deposit of a new dredger before delivery. The Company paid a deposit for the acquisition of one dredger which will be used for the expansion of dredging operations.

9.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2009 and 2008 consist of the following:

	2009	2008
Dredgers	$52,146,433	$52,180,828
Office equipment	3,784	3,786
	52,150,217	52,184,614
Less: Accumulated depreciation	(8,638,980)	(3,686,744)
	$43,511,237	$48,497,870

Total depreciation expense for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 was $4,952,236 and $3,686,744, respectively, in which depreciation expense of dredgers (2009: $4,951,518 and for the period from January 8, 2008 (Inception) to December 31, 2008: $3,686,503) has been included in cost of revenue.

There are three dredgers owned by the Company. Dredgers with net book values as of December 31, 2009 and 2008 of $43,508,412 and $48,494,325 respectively, that were pledged as collateral for bank short-term and long-term loans (see Notes 10 and 13) and for loans to a related company, Fujian Province Pingtan County Ocean Fishery Holdings Limited (see Note 16).

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

10.  SHORT-TERM LOANS

In order to provide working capital for operations, on February 23, 2009 and September 28, 2008, the Company entered into following loan agreements respectively:

	2009	2008
Short-term loan
Fuzhou City Rural Credit Cooperative	$3,368,976	$—
Long-term loan, current portion
Fujian Haixia Bank Co., Ltd	3,661,930	1,832,173
	$7,030,906	$1,832,173
Short-term loan
Interest expenses incurred during the year	$209,212	$—
Range of monthly interest rate	5.974%	N/A
Weighted average monthly interest rate	5.974%	N/A

Short-term loan $3,368,976 borrowed from Fuzhou City Rural Credit Cooperative is fixed term loan with a period of 12 months and it was due on February 22, 2010. The short-term loan is secured by one of the Company's dredgers with net book value of $11,951,900 at December 31, 2009. There are no financial covenants associated with the short-term loan.

As of December 31, 2009 and 2008, $3,661,930 and $1,832,173 of short-term loan in Fujian Haixia Bank Co., Ltd was reclassified from the current portion of long-term loan respectively (see Note 13).

Interest expense on the short-term loan was $209,212 and zero for the years ended December 31, 2009 and 2008, respectively.

11.  ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of December 31, 2009 and 2008 consist of the following:

	2009	2008
Accrued interest	$27,527	$25,466
Accrued salaries and wages	69,405	66,145
Accrued staff benefits	103,671	44,909
Other tax payables	9,077	18,055
	$209,680	$154,575

Other tax payables represent payables other than income tax which consist of individual salary tax, stamp duty and embankment tax.

12.  DREDGERS PAYABLE

Dredgers payable as at December 31, 2008 represented the amount due to dredger manufacturers for the acquisition of three dredgers. Such liability amounting to $17,859,098 at December 31, 2008 was fully paid in April 2009.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

13.  LONG-TERM LOANS

The Company entered into a loan agreement with a bank in the PRC to obtain fixed-rate term loans with maturities exceeding 12 months to meet its working capital needs. The long-term loan as of December 31, 2009 and 2008 consists of the following:

	2009	2008
Long-term loan, net of current portion
Fujian Haixia Bank Co., Ltd.	$3,295,738	$6,962,257
Long-term loan,
Maximum balance outstanding during the year	$8,788,633	$8,794,430
Interest expenses incurred during the year	546,641	179,504
Range of monthly interest rate	5.400–5.850%	5.850–7.6055%
Weighted average monthly interest rate	5.717%	6.7276%

The long-term loan which was entered into on September 28, 2008 is secured by the Company’s one of dredgers, Xinggangjun 66, and is guaranteed by Xingrong Zhuo, the Chairman and Chief Executive Officer of the Company and the son of Zhuo Pangxing (an owner of Wonder Dredging). There are no restrictive financial covenants associated with the long-term loan. Such loan is payable on every six months with principal payments amounting to $6,957,668.

Interest expense on the long-term loan was $546,641 and $179,504 for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008 respectively.

The long-term loan was a fixed term loan. The scheduled principal payments through the maturity date of the Company's long-term loan at December 31, 2009 are as follows:

	Note
2010	10	$3,661,930
2011		3,295,738
		$6,957,668

14.  OWNERS' EQUITY AND RETAINED EARNINGS

(a)	Registered capital

The Company was incorporated on January 8, 2008 in the PRC with total registered capital of $8,501,266 (Renminbi 60,000,000) contributed by Lin Qing ($5,950,886, Renminbi 42,000,000) and Lin Ping ($2,550,380, Renminbi 18,000,000). On September 21, 2009, the Company’s registered capital was increased to $29,002,371 (Renminbi 200,000,000). $20,501,105 (Renminbi 140,000,000) through an additional capital contribution by Fujian Lutong Highway Engineering Construction Co. Ltd (“Lutong Highway”). As a result, Lin Qing’s ownership was reduced to 21%, and Zhuo Panxing’s ownership was reduced to 9% and Lutong Highway held the remaining 70% as of December 31, 2009. Lutong Highway has only funded $9,518,370 (Renminbi 65,000,000) of the $20,501,105 (Renminbi 140,000,000) commitment thereby creating a subscription receivable which is classified as a reduction of equity. The subscription receivable of $10,982,735 (Renminbi 75,000,000) was originally payable by Lutong Highway, however, on March 3, 2010, Lutong Highway sold all its ownership to Lin Qing, who assumed the obligation to fulfill the unfunded subscription amount. Following the transfer of ownership interests to Lin Qing, his ownership percentage increased to 91% and Zhuo Panxing continued to hold 9% of the ownership.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

14.  OWNERS' EQUITY AND RETAINED EARNINGS  – (continued)

(b)	Retained earnings and statutory reserves

Retained earnings and statutory reserves as of December 31, 2009 and 2008 consist of the following:

	2009	2008
Retained earnings	$43,946,972	$18,061,369
Statutory reserves	$4,888,018	$2,009,023

The Company is required to make appropriations of retained earnings set at certain percentages of after-tax profits determined in accordance with the PRC accounting rules and regulations (“PRC GAAP”). The general reserve fund requires annual appropriations of 10% of after-tax profit as determined under PRC GAAP at each year-end and after setting off against any accumulated losses from prior years until such fund has reached 50% of the registered capital.

Appropriation to the statutory reserve must be made before distribution of dividends to owners. This statutory reserve is not distributable in the form of cash dividends.

15.  INCOME TAXES

All of the Company’s income is generated in the PRC.

	For the year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Current income tax expense	$9,596,651	$6,696,745

The Company’s income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Company was 25% which was effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense is as follows for:

	For the year ended December 31, 2009	For the period from January 8, 2008 (Inception) to December 31, 2008
Income before tax	$38,361,249	$26,767,137
Expected PRC income tax expense at statutory tax rate of 25%	$9,590,312	$6,691,784
Effect on exchange rate	6,339	4,961
Actual income tax expense	$9,596,651	$6,696,745

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is immaterial. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

15.  INCOME TAXES  – (continued)

For the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, there was no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of December 31, 2009 and 2008, the Company did not accrue any interest and penalties.

16.  RELATED PARTY TRANSACTIONS

(a)	Operating lease commitments

In 2008, the Company entered into an office rental agreement with Lin Ping, a relative of one of the owners, Lin Qing, from January 8, 2008 to December 31, 2009. This agreement has been renewed and extended the period from January 1, 2010 to December 31, 2015. The Company also entered into a dredger and crew hire agreement from June 1, 2008 and May 31, 2016 with Fujian Lutong Highway Engineering Construction Co., Ltd., (a company owned by Lin Xiu Zhen), one of the former owners of the Company. Office rental and dredger rental paid for the years ended December 31, 2009 and 2008 was as follows:

	Name of related party	2009	2008
Office rental	Lin Ping	$8,872	$8,738
Hire charge of dredger	Fujian Lutong Highway Engineering Construction Co., Ltd	1,024,845	588,792
Hire charge of crew	Fujian Lutong Highway Engineering Construction Co., Ltd	527,063	302,807
		$1,560,780	$900,337

Hire charges of dredger and crew are included as part of the cost of revenue. Office rental is included in the general and administrative expenses.

(b)	Financial Guarantee

The Company had the following financial guarantees as of December 31, 2009:

Guarantees given to the bank to secure the bank loan granted to related party	$7,909,770

The Company pledged one of dredgers, Xinggangjun 6, to bank for the related party, Fujian Province Pingtan County Ocean Fishery Holdings Limited which engages in fishery, to obtain a bank loan. There was no outstanding contingent paymant obligation by the Company in respect to the indebtedness of the related party.

The related company is indirectly under control of Fujian Honglong Ocean Fishery Huanghe Company Limited (“Honglong”), which Lin Ping had 92.5% of the ownership holding of Honlong. Lin Ping is the daughter-in-law of Zhuo Panxing, the owner of Fujian Service and sister of Lin Qing, the principal owner of Fujian Service.

(c)	Long-term loans

Two long-term loans from Fujian Haixia Bank are secured by one of the Company’s dredgers, Xinggangjun 66. One loan is guaranteed by Xinrong Zhuo, the Company’s Chairman and Chief Executive Officer and son of Zhuo Pangxing, an owner of Wonder Dredging. The other laon is guaranteed by Xingrong Zhuo and Lin Qing (the other owner of Wonder Dredging). The loans are non-recourse to the Company.

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

17.  CERTAIN RISKS AND CONCENTRATIONS

(a)	Credit risk

As of December 31, 2009 and 2008, substantially all of the Company’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

(b)	Major customers

Customers accounting for 10% or more of the Company’s revenues as follows:

	For the year ended December 31,
	2009	2008
Customer A	40%	0%
Customer B	32%	48%
Customer C	17%	0%
Customer D	11%	21%
Customer E	0%	24%
	100%	93%
(c)	Major suppliers

Suppliers accounting for 10% or more of the Company's cost of revenues as follows:

	For the year ended December 31,
	2009	2008
Supplier A	65%	62%
Supplier B	30%	32%
	95%	94%

18.  OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases with respect to office and dredgers as of December 31, 2009 are payable as follows:

For the years ended December 31,	Hire charge of dredger	Hire charge of crew	Office rental	Total
2010	$1,721,107	$1,458,034	$11,539	$3,190,680
2011	1,721,107	1,165,226	11,539	2,897,872
2012	1,721,107	1,054,636	11,539	2,787,282
2013	1,721,107	1,054,636	11,539	2,787,282
2014	1,721,107	1,054,636	11,539	2,787,282
Thereafter	2,148,333	1,274,352	11,539	3,434,224
	$10,753,868	$7,061,520	$69,234	$17,884,622

Rental expenses under non-cancellable operating leases arrangements for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008, were $3,186,476 and $2,392,600, respectively. $1,560,780 and $900,337 was of the rental expenses paid to the related parties for the year ended December 31, 2009 and for the period from January 8, 2008 (Inception) to December 31, 2008

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

18.  OPERATING LEASE COMMITMENTS  – (continued)

respectively (see Note 16(a)). The commitments include both the related parties transactions and non-related parties transaction, the total future lease payment to the related parties and third parties is $10,032,122 and $7,852,500 respectively.

19.  CAPITAL COMMITMENT

The Company had the following capital commitment as of December 31, 2009:

Contracted, but not provided for: –
Acquisition of dredger, net of deposit paid	$27,098,286

According to the dredger purchase contract, the Company paid 7.5% $2,197,158 (Renminbi 15,000,000) (see Note 8) on June 2, 2009 as a deposit pursuant to the purchase contract which dated May 20, 2009. The balance due on the dredger amounting to $27,098,286 (Renminbi 185,000,000) is due on or before May 31, 2012 which is when the dredger is expected to be delivered to the Company.

20.  SUBSEQUENT EVENTS

(a)	Long-term Loans

In order to meet the Company’s working capital needs, the Company has entered into two loan agreements in February 2010 with banks in the PRC to obtain fixed-rate term loans with maturities exceeding 12 months. The Company pledged two dredgers in connection with these loans and the loans are further guaranteed by Lin Qing, an owner of Wonder Dredging and Xinrong Zhuo the Chairman and Chief Executive Officer of the Company and the son of Zhuo Panxing (the other owner of Wonder Dredging). Such loans amounted as follows:

Fujian Haixia Bank Co., Ltd	$5,859,088
Fuzhou City Rural Credit Cooperative	3,368,976
$9,228,064

The Company had made loan repayment of $1.8 million and raised new loans amounted to $9.2 million in the first quarter of 2010.

(b)	Dividend payable

On May 27, 2010, the Company declared a dividend to its owner in the amount of $51,087,387 (Renminbi 350,803,477), representing the entire retained profits of the Company as of March 31, 2010.

(c)	Capital Transactions

On May 20, 2010, Lin Qing and Zhuo Panxing sold all of their ownerships interest in the Company to Wonder Dredging Engineering Limited Liability Company (“Wonder Dredging”) and Wonder Dredging assumed the unfunded subscription obligation of Lin Qing. Accordingly, as of May 20, 2010, Wonder Dredging held 100% of the ownership of the Company. The total registered capital contributed or committed remained unchanged at $29,002,371(Renminbi 200,000,000), of which $10,982,735 (Renminbi 75,000,000) was unfunded.

On June 29, 2010, Fujian WangGang Dredging Construction Co., Ltd. (“Fujian Dredging”)(a wholly owned subsidiary of China Dredging Group Co., Ltd., an unrelated party), a wholly owned subsidiary of China Dredging Group Co., Ltd. (an unrelated entity) obtained 50% ownership of the Company from Wonder Dredging by virtue of a capital contribution of $23,602,460 (Renminbi 158,597,183) into the Company which includes the unfunded subscription amount of $10,982,735 (Renminbi 75,000,000). Fujian Dredging is

FUJIAN XING GANG PORT SERVICE CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FROM JANUARY 8, 2008 (INCEPTION) TO DECEMBER 31, 2008

20.  SUBSEQUENT EVENTS  – (continued)

obligated to fund the total capital commitment on or before September 21, 2011 of which $12,619,725 (Renminbi 83,597,183) was funded as of June 30, 2010. As of June 29, 2010, Wonder Dredging held 50% of the ownership of the Company and Fujian Dredging held the remaining 50%.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(IN US DOLLARS)

(Unaudited) September 30, 2010
Assets
Current assets
Cash	$51,541,827
Restricted cash	26,318,149
Cost and estimated earnings in excess of billings on contracts in progress	10,181,897
Inventories	318,034
Note receivable	448,350
Other receivables	1,235
Total current assets	88,809,492
Other assets
Prepaid dredger deposit	2,241,750
Property, plant and equipment, net	41,142,112
Total other assets	43,383,862
Total assets	$132,193,354
Liabilities and shareholders’ equity
Current liabilities
Term loan	$4,109,875
Accounts payable	3,605,730
Income tax payable	6,065,570
Accrued liabilities and other payables	2,980,542
Advances from a shareholder	1,802,862
Total current liabilities	18,564,579
Non-current liabilities
Term loan, net of current portion	8,668,101
Total non-current liabilities	8,668,101
Total liabilities	27,232,680
Shareholders’ equity
Preferred share, no par value; 25,000,000 shares authorized; 0 shares issued and outstanding	—
Ordinary share, 225,000,000 shares authorized with no par value; 52,177,323 shares issued and outstanding	—
Statutory reserves	6,516,570
Additional paid-in capital	80,205,592
Retained earnings	15,362,563
Accumulated other comprehensive income	2,875,949
Total shareholders’ equity	104,960,674
Total liabilities and shareholders’ equity	$132,193,354

See notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended September 30, 2010	For the period from April 14, 2010 (Date of Inception) to September 30, 2010
Contract revenue	$45,409,804	$45,409,804
Cost of contract revenue	(19,611,891)	(19,611,891)
Gross profit	25,797,913	25,797,913
General and administrative expenses	(2,323,967)	(2,642,551)
Income from operations	23,473,946	23,155,362
Other income and (expenses):
Interest income	27,478	27,620
Interest expenses	(204,673)	(204,673)
Income before income taxes	23,296,751	22,978,309
Income tax expense	(5,987,194)	(5,987,194)
Net income	$17,309,557	$16,991,115
Earnings per common share
- Basic and fully diluted	$0.33	$0.43
Weighted average number of common shares outstanding
- Basic and fully diluted	52,177,323	39,312,237

See notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
FOR THE PERIOD FROM APRIL 14, 2010 (DATE OF INCEPTION) TO SEPTEMBER 30, 2010
(IN US DOLLARS)

	Ordinary share, with no Par Value			Additional paid-in capital		Accumulated other comprehensive income	Total shareholders’ equity	Total comprehensive income
	Number of Shares	Amount	Statutory reserves		Retained earnings
Shares issued:
April 14, 2010 (inception)	104,355	$—	$—	$—	$—	$—	$—	$—
May 26, 2010 (recapitalization)	52,072,968	—	—	—	—	—	—	—
Contribution of dividends from Wonder Dredging’s shareholders generated by Fujian Service through June 30, 2010	—	—	—	61,307,080	—	—	61,307,080	—
Contribution of shareholders’ loans and net assets into statutory reserves and equity upon acquisition of interest in Wonder Dredging	—	—	—4,888,018	18,898,512	—	—	23,786,530	—
Net income	—	—	—	—	16,991,115	—	16,991,115	—
Transfer to statutory reserves	—	—	1,628,552		(1,628,552)		—	—
Foreign currency translation gain	—	—	—	—	—	2,875,949	2,875,949	2,875,949
Balances as of September 30, 2010	52,177,323	$—	$6,516,570	$80,205,592	$15,362,563	$2,875,949	$104,960,674	$2,875,949

See notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

For the period from April 14, 2010 (Date of Inception) to September 30, 2010
Cash flows from operating activities:
Net income	$16,991,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	1,259,951
Changes in operating assets and liabilities:
Cost and estimated earnings in excess of billings on contracts in progress	(1,336,569)
Inventory	875,176
Other receivables	(34)
Accounts payable	2,816,644
Income tax payable	2,646,993
Accrued liabilities and other payables	2,052,058
Net cash provided by operating activities	25,305,334
Cash flows from investing activities:
Net assets acquired in Wonder Dredging	23,602,460
Note receivable	(448,350)
Net cash provided by investing activities	23,154,110
Cash flows from financing activities:
Repayment of term loans	(1,868,125)
Proceeds from term loans	2,259,279
Advances from a shareholder	1,802,862
Net cash provided by financing activities	2,194,016
Net increase in cash	50,653,460
Effect of exchange rate changes on cash	888,367
Cash at end of period	$51,541,827
Supplemental disclosures of cash flow information:
Cash paid during the period from April 14, 2010 (Date of Inception) to September 30, 2010
Interest paid	$203,344
Income tax paid	$3,409,979
Supplemental disclosures of non-cash transactions:
Contribution of dividends into equity from Wonder Dredging’s shareholders from inception of Fujian Service through June 30, 2010	$61,307,080
Contribution of shareholders’ loans and net assets into statutory reserves and equity upon acquisition of a 50% interest in Wonder Dredging	$23,786,530

See notes to the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.  DESCRIPTION OF BUSINESS AND ORGANIZATION

On April 14, 2010, China Dredging Group Co., Ltd (“the Company”) was incorporated in the British Virgin Islands (“BVI”) as a limited liability company by the three shareholders, Mars Harvest Co., Ltd. (“Mars”), Venus Seed Co., Ltd. (“Venus”) and Saturn Glory Co., Ltd. (“Saturn”) (the “Shareholders”), by subscribing to 104,355 ordinary shares. The proportionate ownership percentage of the Company was 90%, 5% and 5% held by Mars, Venus and Saturn, respectively. The principal activity of the Company is to hold its interests in its subsidiaries. The Company, together with its wholly subsidiaries and variable interest entities (“VIEs”), of which one of the Company’s subsidiaries is the primary beneficiary, (collectively referred as the “Group”) is engaged in performing dredging services, specifically capital dredging, maintenance dredging and reclamation dredging throughout mainland China. The Group provides its services directly to its customers in the People’s Republic of China (“PRC”).

On May 26, 2010, the Company was recapitalized by increasing its number of authorized shares, changing its par value and by issuing 52,072,968 shares of ordinary shares to the three founding shareholders, Mars, Venus and Saturn, and four new shareholders (collectively “New Shareholders”), Regent Fill Investment Group Limited (“Regent Fill”), Poying Holdings Limited (“Poying”), Jianliang Yu and Nan Ding. At the time of recapitalization, the Company had not commenced operations and had no assets.

Pursuant to a unanimous resolution of the Company’s board of directors, the Company’s Memorandum and Articles of Association (“M&A”) was amended as of October 25, 2010 to increase its maximum number of authorised shares from 50,000 ordinary shares of one class with a par value of $1.00 each to a maximum 250,000,000 shares of no par value divided into two classes of shares: (i) 225,000,000 ordinary shares and 25,000,000 Class A preferred shares. The Company’s recapitalization was consummated on October 25, 2010, however, retroactively applied to reflect the recapitalized shares. Following the recapitalization, the number and percentage of issued shares was distributed among shareholders as follows:

Name	No. of ordinary shares	%
Venus Seed Co., Ltd.	2,608,866	5.00%
Mars Harvest Co., Ltd.	46,055,880	88.27%
Saturn Glory Co., Ltd.	2,608,866	5.00%
Regent Fill Investment Group Limited	271,322	0.52%
Poying Holdings Limited	271,322	0.52%
Jianliang Yu	135,661	0.26%
Nan Ding	225,406	0.43%
	52,177,323	100%

All references in the accompanying financial statements to the number of ordinary shares issued and loss per share have been retroactively restated to reflect the recapitalization.

The Company’s holdings are comprised of China Dredging (HK) Co., Ltd (“China Dredging HK”), a wholly owned subsidiary of the Company (formed on April 26, 2010), Fujian WangGang Dredging Construction Co., Ltd (“Fujian WangGang”) (formed on June 12, 2010), a wholly foreign-owned enterprise of China Dredging HK, and a 50% controlling interest on Fujian Xing Gang Port Service Co., Ltd (“Fujian Service”), an operating company incorporated and operating in PRC. Fujian WangGang acquired a 50% direct ownership interest in Fujian Service on June 29, 2010 whereas the remaining 50% interest in Fujian Service is owned by Wonder Dredging Engineering Limited Liability Company (“Wonder Dredging”). Wonder Dredging was formed on May 10, 2010 by the same owners of Fujian Service. Through various agreements (collectively the “VIE Agreements”), Fujian WangGang has obtained irrevocable management control over both Wonder Dredging and Fujian Service. Through these agreements Fujian WangGang 1) receives substantially all of the economic benefits of Fujian Service’s ongoing operations, 2) has the right to purchase the other 50% interest

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.  DESCRIPTION OF BUSINESS AND ORGANIZATION  – (continued)

in Fujian Service from Wonder Dredging for with consideration which is equivalent to the net asset value of the latest quarterly report of Fujian Service and 3) has the right to receive all other assets of Wonder Dredging with consideration which is equivalent to the net asset value of the latest quarterly report of Fujian Service.

Below is the organization chart in existence as of September 30, 2010:

Both Wonder Dredging and Fujian Service, based on the structure discussed above, are considered to be “variable interest entities” for purposes of consolidating under accounting principles generally accepted in the United States of America. In addition, Fujian WangGang has the option to acquire, for no additional consideration, the remaining 50% of the equity of Fujian Service and 100% of the assets of Wonder Dredging. Accordingly, Fujian WangGang is considered to be the primary beneficiary of both. The balance sheet of Wonder Dredging and Fujian Service are included in the Group’s consolidated balance sheet as of September 30, 2010.

Fujian Service, which is the operating entity, was incorporated on January 8, 2008 with Renminbi 200,000,000 ($29,002,371 at September 30, 2010) registered capital. Fujian Service was originally owned by two individuals, Qing Lin and Panxing Zhuo, each with holding of 91% and 9% of the total ownership, respectively. Qing Lin and Panxing Zhuo are brother-in-law and father of Mars’ shareholder, Xinrong Zhuo.

On May 20, 2010, Qing Lin and Panxing Zhuo sold all of their ownership interests of Fujian Service to Wonder Dredging, which they also owned fully and in the same percentages as their ownership interests in Fujian Service. Subsequent to this transaction Wonder Dredging owned 100% of Fujian Service and owed a total of $18,019,636 to Mr. Lin and Mr. Zhuo. These former owners of Fujian Service agreed to contribute the full purchase amount receivable to the capital of Wonder Dredging.

On June 29, 2010, Fujian WangGang acquired a 50% ownership interest in Fujian Service from Wonder Dredging by committing to invest, as a capital contribution, $23,602,460 into Fujian Service (Renminbi 158,597,183). This reduced Wonder Dredging’s ownership interest in Fujian Service to 50%.

In conjunction with the effectiveness of the VIE Agreements, Wonder Dredging and its shareholders became obligated to contribute to the capital of Fujian WangGang a dividend receivable from Fujian Service together with all retained earnings of Fujian Service of which Wonder Dredging is the beneficiary under the purchase agreement with Mr. Lin and Mr. Zhuo. Accordingly, as of June 30, 2010, an additional amount of

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.  DESCRIPTION OF BUSINESS AND ORGANIZATION  – (continued)

$61,307,080, comprising the purchase price for the remaining economic interest in Fujian Service in excess of Fujian WangGang’s capital commitment (after giving effect to exchange rate changes) has been recorded as contributed capital of the Group.

At the close of business on June 30, 2010, various agreements became effective under which Fujian WangGang irrevocably obtained; 1) management control over all of the business and activities of Fujian Service and Wonder Dredging, 2) a direct right to receive substantially all of the economic benefits of Fujian Service, and 3) the right to acquire 100% of the assets of Wonder Dredging.

The acquisition of Fujian Service on June 29, 2010, has been accounted for as a business combination under the purchase method of accounting in accordance with FASB Accounting Standards Codification Topic (“ASC”) 805 since Fujian Service, although it can be deemed as a related party, was not under common control. Accordingly, the assets and liabilities of Fujian Service have been recorded at their estimated fair values on the acquisition date, June 29, 2010. The Company has not recorded any income or expenses from June 29 to June 30, 2010 since it has been determined to be immaterial. Wonder Dredging balance sheet has been consolidated since it is deemed to be a VIE under ASC 810 and pursuant to the agreements which became effective on June 30, 2010.

According to the “Ordinance of Ship Registration of People’s Republic of China” and other relevant regulations, the maximum shareholding by foreign sources of capital in an entity operating in the PRC cannot exceed 50%. Also no operating entity’s vessels are entitled to be registered as Chinese ships if foreign-owners hold more that 50% of the equity interest in the operating entity. The Company’s management believes the corporate structure now in effect and set forth above permits Fujian Service to operate in the PRC and conduct its dredging contracts operations in compliance with PRC law.

The consolidated financial statements of the Group include the accounts of the Company, its wholly-owned subsidiaries and the two VIEs; namely Fujian Service and Wonder Dredging. All intercompany transactions and balances have been eliminated. (See note 2 below.)

2.  ACQUISITION OF FUJIAN SERVICE

As described in Note 1, the Company acquired a 50% interest in Fujian Service through Fujian WangGang on June 29, 2010 by committing to a capital contribution to Fujian Service in the amount of $23,602,460 (Renminbi 158,597,183). Additionally, on June 30, 2010, by virtue of the effectiveness of the structure and VIE Agreements described in note 1, the Company consolidates 100% of Fujian Service in accordance with ASC 810. Pursuant to the Purchase Agreements, the owners of Wonder Dredging agreed to contribute their economic interest in Wonder Dredging as part of the transaction with Fujian WangGang. Accordingly, as of June 29, 2010, the amount of purchase price in excess of the capital contribution commitment, amounting to $61,307,080 after giving effect to exchange rate changes, has been recorded as contributed capital.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.  ACQUISITION OF FUJIAN SERVICE  – (continued)

The following table summarizes the amounts of the assets acquired and liabilities assumed of Fujian Service as of June 29, 2010:

Cash	$22,894,565
Restricted cash	25,968,089
Cost and estimated billings in excess of billings	8,845,328
Other receivable	1,079
Inventories	1,193,210
Prepaid dredger deposit	2,211,932
Property, plant and equipment	41,689,943
TOTAL ASSETS	102,804,146
Term loans	(12,386,822)
Accounts payable	(789,086)
Income tax payable	(3,418,577)
Accrued liabilities and other payables	(771,486)
TOTAL LIABILITIES	(17,365,971)
NET ASSETS ACQUIRED	$85,438,175
Less: Cash committed by Company	(23,602,460)
Less: Contributed capital by Wonder Dredging	(61,307,080)
Effect of exchange rate changes	(528,635)
$—

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.  ACQUISITION OF FUJIAN SERVICE  – (continued)

Pro-forma statement of operations for the nine months ended September 30, 2010 (Assumes that the Company was incorporated on January 1, 2010 and the acquisition of Fujian Service was also effective on January 1, 2010)

	China Dredging	Hong Kong Dredging	Fujian WangGang	Wonder Dredging	Fujian Service	Pro-Forma Consolidated Balances
Contract revenue	$—	$—	$—	$—	$91,391,237	$91,391,237
Cost of revenue	—	—	—	—	(40,001,337)	(40,001,337)
Gross profit	—	—	—	—	51,389,900	51,389,900
General and administrative expenses	(428,408)	(4,186)	(2,602)	(1,502)	(4,255,237)	(4,691,935)
Operating (loss)/income	(428,408)	(4,186)	(2,602)	(1,502)	47,134,663	46,697,965
Other income (expense):
Interest income	—	1	226	952	71,026	72,205
Interest expense	—	—	—	—	(647,500)	(647,500)
Sundry income	—	—	—	—	88	88
(Loss)/Income before income taxes	(428,408)	(4,185)	(2,376)	(550)	46,558,277	46,122,758
Income tax expense	—	—	—	—	(11,771,535)	(11,771,535)
Net (loss)/income	$(428,408)	$(4,185)	$(2,376)	$(550)	$34,786,742	$34,351,223

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and variable interest entities (“VIE”) in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The adoption of ASC 105 does not have an impact on the Group’s financial statements.

(b)	Use of estimates

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”) which requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Accordingly, actual results could differ from those estimates.

(c)	Foreign currency translation

Assets and liabilities of foreign subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period. The related transaction adjustments are reflected in “Accumulated other comprehensive income/(loss)” in the equity section of our consolidated balance sheet. A summary of exchange rate is as follows:

Renminbi to one US dollar
Rate as of September 30, 2010	6.6912
Average rate for the period from April 14, 2010 (Date of Inception) to September 30, 2010	6.7847
Average rate for the three months ended September 30, 2010	6.7579
Hong Kong dollar to one US dollar
Rate as of September 30, 2010	7.7607
Average rate for the period from April 14, 2010 (Date of Inception) to September 30, 2010	7.7715
Average rate for the three months ended September 30, 2010	7.7691
(d)	Cash

Cash consists of cash on hand and at banks. Substantially all of the Group’s cash deposits are held with financial institutions located in the PRC where there is currently no rule or regulation mandated on obligatory insurance of bank accounts. Management believes these financial institutions are of high credit quality. The Group maintains some of its bank accounts in the PRC.

(e)	Cost and estimated earnings in excess of billings on contracts in progress

Cost and estimated earnings in excess of billings on contracts in progress represent amounts due or billable under the terms of contracts with customers. There is no amount related to retainage. The Group anticipates collection of all the outstanding balances within 10 to 15 days after completion reports of the contracts are issued. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivable. The Group provides an allowance for estimated uncollectible receivables when events or conditions indicate that amounts outstanding are not recoverable.

Outstanding account balances are reviewed individually for collectability. Based on the Group’s assessment of collectability, there has been no allowance for doubtful accounts recognized for any of the period from April 14, 2010 (Date of Inception) to September 30, 2010.

(f)	Inventories

Inventories mainly consist of consumable parts including pipe, spare parts, and supplies used in the Group’s dredging operations. Inventories are stated at the lower of cost or market, using a weighted average cost method.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to ten years. Building improvements are amortized on a straight-line basis over the estimated useful life.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

The estimated useful lives of the assets are as follows:

Estimated lives
Dredgers	10
Machinery	5
Office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(h)	Impairment of long-lived assets

Long-lived assets are comprised of property, plant and equipment. Pursuant to the provisions of ASC 360-10, “Property, plant and equipment”, long-lived assets to be held and used are reviewed for possible impairment whenever events indicate that the carrying amount of such assets may not be recoverable by comparing the undiscounted cash flows associated with the assets to their carrying amounts. If such a review indicates an impairment, the carrying amount would be reduced to fair value.

If long-lived assets are to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Based on the Group’s assessment, there were no events or changes in circumstances that would indicate any impairment of long-lived assets as of September 30, 2010.

(i)	Fair value measurements

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on the consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market. The management does not expect the adoption of this ASU to have a material effect on the consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(j)	Revenue recognition

The Group generates revenue primarily from dredging services.

The Group recognizes contract revenues under the percentage-of-completion method to determine the appropriate amount to be recognized in a given period. Depending on the nature of each contract, the stage of completion is measured by reference to (a) the proportion of contract costs incurred for work performed to date to estimated total contract costs; (b) the amount of work certified by site engineer; or (c) completion of physical proportion of the contract work. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Provisions for estimated losses on contracts in-progress will be made in the period in which they are identified. In the event that contract revenue cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. The cost of contract revenue includes consumable parts, dredgers’ hire charges, salaries and wages and depreciation of dredgers.

(k)	Income taxes

The Group accounts for income taxes under ASC 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Group adopted ASC 740, “Income Taxes”, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(l)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter.

As of September 30, 2010, the Group’s management has evaluated all such proceedings and claims. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s financial position, liquidity or results of operations.

(m)	Economic and political risks

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

(n)	Pension and employee benefits

Full time employees of the Group participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Cost for pension and employee benefits of the Group was $8,636 for both the period from April 14, 2010 (Date of Inception) to September 30, 2010 and for the three months ended September 30, 2010.

(o)	Segment information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Group has only one segment, all of the Group’s operations and customers are in the PRC and all incomes are derived from the services of dredging. Accordingly, no line of business or geographic information is presented.

(p)	Recently issued accounting standards

We describe below recent pronouncements that have had or may have a significant effect on our consolidated financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In May 2009, the FASB issued guidance within Topic 855-10 (formerly SFAS 165, “Subsequent Events”) relating to subsequent events. This guidance establishes principles and requirements for subsequent events. This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements. Public entities are required to evaluate subsequent events through the date that financial statements are issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements. This guidance requires disclosure of the date through which subsequent events have been evaluated. This Statement is effective for interim and annual periods ending after June 15, 2009. The Group has adopted this standard as of September 30, 2010. The adoption of this standard does not have a material impact on the Group’s consolidated financial statements.

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70 (“FASB ASC 105-10-05, 10, 15, 65, 70”), (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). FASB ASC 105-10-05, 10, 15, 65, 70 establishes the FASB ASC as the source of authoritative GAAP for nongovernmental entities. The ASC does not change GAAP, instead it takes individual pronouncements that currently comprise GAAP and reorganizes them into Topics. Contents in each Topic are further organized by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC.” FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and does not have an impact on the Group’s consolidated financial statements.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In June 2009, the FASB issued ASC 810.10, guidance to change financial reporting by enterprises involved with variable interest entities (“VIEs”) which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This pronouncement clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This guidance also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for fiscal years beginning after November 15, 2009. The Group does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statement.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 amended ASC 820, Fair Value Measurements. Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820 (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Group does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statement.

In December 2009, the FASB issued Consolidations - Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Group does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statement.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

4.  CASH

Cash represents cash in bank and cash on hand. Cash as of September 30, 2010 was $51,541,827 of which $51,512,111, was held in Renminbi on deposit with banks located in the PRC. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

5.  RESTRICTED CASH

The Group’s restricted cash represents amounts on deposit with the owners of dredgers leased by the Group’s subsidiary, Fujian Service. Such amounts will be returned to Fujian Service when the corresponding leases end. Restricted cash as of September 30, 2010 was $26,318,149.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

6.  COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS IN PROGRESS

Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, and/or completion of the project. As of September 30, 2010, the balance of cost and estimated earnings in excess of billings on contracts in progress was $10,181,897. Cost and estimated earnings in excess of billings on contracts in progress include the following:

Name of contract (Contract period)	Estimated contract value	Total revenue recognized*	Amount received/billed	Cost and estimated earnings in excess of billings	Status of contract (Completion %)
1. Tangshan Caofeidian Dredging and Reclamation I	$11,061,264	$3,702,365	$3,702,365	$—	100%
2. Tangshan Caofeidian Dredging and Reclamation II	9,263,808	3,251,475	3,251,475	—	100%
3. Ouijiang Port Lintian I	7,148,636	799,473	799,473	—	100%
4. Ouijiang Port Lintian II	4,209,752	4,258,648	4,258,648	—	100%
5. Zhanjiang Steel Base Dredging and Reclamation I	13,629,477	13,689,502	13,689,502	—	100%
6. Zhuhai Gaolan Port Dredging I	1,676,840	519,076	519,076	—	100%
7. Zhuhai Gaolan Port Dredging II	2,096,051	2,111,227	2,111,227	—	100%
8. Zhuhai Gaolan Port Dredging III	2,875,634	3,005,124	3,005,124	—	100%
9. Guohua Taidian Coal Port Dredging I	1,382,070	1,392,425	1,392,425	—	100%
10. Qinzhou Port Channel Dredging I	1,347,356	1,359,483	1,359,483	—	100%
11. Tianjin South Port Industrial Zone and Reclamation I	6,391,057	6,403,139	6,403,139	—	100%
12. Jingtang Port Channel Dredging I	4,744,576	4,798,941	4,798,941	—	100%
13. Jingtang Port Channel Dredging II	1,355,593	1,367,969	1,367,969	—	100%
14. Zhuhai Gaolan Port Dredging IV	1,175,848	307,960	—	312,897	26%
15. Tangshan Caofeidian Dredging and Reclamation III	10,049,570	10,081,911	8,351,078	1,730,833	100%
16. Tangshan Caofeidian Dredging and Reclamation IV	8,857,248	8,871,174	7,360,021	1,511,153	100%
17. Tangshan Caofeidian Dredging and Reclamation V	7,920,424	7,956,024	6,581,977	1,374,047	100%
18. Zhanjiang Steel Base Dredging and Reclamation II	7,479,591	7,094,045	4,445,962	2,648,083	95%
19. Jingtang Port Channel Dredging III	1,694,491	134,563	—	136,719	8%
20. Qingdao Port Channel Dredging I	5,741,266	4,815,256	3,422,786	1,392,470	84%
21. Panjin Vessels Industrial Base Project I	10,660,881	5,471,457	4,395,762	1,075,695	51%
	$120,761,433	$91,391,237	$81,216,433	$10,181,897

*	Assumes that the acquisition of Fujian Service occurred on January 1, 2010 and that the Company was incorporated on January 1, 2010.

The Group’s customers are state-owned companies of China. There is no credit term, customers settle the balances according to percentage of completion of contracts and the date of settlement has been specified in the contracts. The Group believes all outstanding balances can be fully collected within 10 to 15 days after the completion of contracts and project completed reports issued, therefore, no provision on allowance for doubtful accounts was provided as of September 30, 2010.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

6.  COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS IN PROGRESS  – (continued)

The following schedule summarizes changes in backlog on contracts during the nine months ended September 30, 2010. Backlog represents the amount of revenue Fujian Service expects to realize from work to be performed pursuant to contractual agreements on projects in progress and on projects for which work has not yet begun.

Backlog balance at December 31, 2009	$8,139,422
New contracts entered into and started during the nine months ended September 30, 2010	180,405,405
Add: Adjustment of contracts due to change orders during the period	569,728
Adjusted contract amount at September 30, 2010	189,114,555
Less: Contract revenue earned during the nine months ended September 30, 2010	(91,391,237)
Less: Deferral of certain contracts*	(44,300,000)
Backlog balance at September 30, 2010	$53,423,318

*	The Company has deducted from the backlog three one-year contracts with two of its largest customers totaling approximately $44.3 million which was previously reported in its backlog as of June 30, 2010. These three contracts were formally deferred in October 2010 by mutual written agreement between the Company and its customers, but discussions were underway prior to reaching agreement on the deferral. The Company believes these deferral agreements created enough uncertainty about when and whether the contracts would be performed that they should no longer be included in its backlog. Accordingly, the Company adjusted its backlog as of September 30, 2010. In light of the deferral agreements the Company has committed its fleet to other projects and it is actively negotiating revisions to the deferred contracts pursuant to which they could commence, although it may not reach agreement or perform them.

7.  NOTE RECEIVABLE

Note receivable represents the Group provided dredging services for its customers and note received from its customers in the PRC. As of September 30, 2010, the balance of note receivable was $448,350. This amount was fully received in October, 2010.

8.  INVENTORIES

The Group provides dredging services for its customers in the PRC. Inventories consist of consumable parts which are used for dredging projects. As of September 30, 2010, the balance of inventories was $318,034.

9.  PREPAID DREDGER DEPOSIT AND CAPITAL COMMITMENT

(a)	Prepaid dredger deposit

Prepaid dredger deposit as of September 30, 2010 consists of the following:

Prepaid dredger deposit	$2,241,750

Prepaid dredger represents a deposit of a new dredger before delivery. The Group paid deposit for the acquisition of dredger which will be used for the expansion of dredging operations. The total expected cost of the dredger is $29,890,004 and it will be delivered on or before May 31, 2012.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

9.  PREPAID DREDGER DEPOSIT AND CAPITAL COMMITMENT  – (continued)

(b)	Capital commitment

The Group had the following capital commitment as of September 30, 2010:

Contracted, but not provided for:-
Acquisition of dredger, net of deposit paid	$27,648,254

According to the dredger purchase contract, the Group paid a deposit amounting to 7.5% or $2,241,750 (Renminbi 15,000,000) on June 2, 2009 as a deposit pursuant to the purchase contract which was signed on May 20, 2009. The balance due on the dredger amounting to $27,648,254 (Renminbi 185,000,000) is payable in 4 installments:

Payment Due Date (end of month following delivery)	Payment Amount
August 31, 2011	$8,294,476
November 30, 2011	6,912,064
February 28, 2012	6,912,064
May 31, 2012	5,529,650
$27,648,254

The dredger is expected to be delivered to the Group on or before May 31, 2012.

10.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2010 consist of the following:

Dredgers	$53,496,189
Machinery	38,394
Office equipment	3,860
53,538,443
Less: Accumulated depreciation	(12,396,331)
$41,142,112

Total depreciation expenses of the Group for the both period from the April 14, 2010 (Date of Inception) to September 30, 2010 and for the three months ended September 30, 2010 totaled $1,259,951 of which $1,259,769 has been included in cost of revenue.

There are three dredgers owned by the Group. Dredgers with net book value as of September 30, 2010 amounting to $41,139,752 are pledged as collateral for the bank term loans (see Note 13).

11.  ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of September 30, 2010 consist of the following:

Accrued interest	$26,573
Accrued salaries and wages	75,339
Accrued staff benefits	140,426
Other tax payables	554,003
Accrued outsourced dredger services and labor	2,054,564
Other payables	129,637
$2,980,542

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

11.  ACCRUED EXPENSES AND OTHER PAYABLES  – (continued)

Other tax payables represent payables other than income tax which consist of business tax, individual salary tax, stamp duty, embankment tax and other small local taxes. Business tax is 5% of revenue recognized, as of September 30, 2010, other tax payable included $543,273 of business tax payable.

12.  ADVANCES FROM A SHAREHOLDER

Advances from a shareholder amounting to $1,802,862 at September 30, 2010 represents advances to the Company by Mr. Kit Chan, the shareholder of Venus Seed Co., Ltd. The advances are interest free, unsecured and payable on demand.

13.  TERM LOANS

Fujian Service entered into three loan agreements with two banks in the PRC to obtain fixed-rate term loans to meet its working capital needs. Two loan agreements were signed on September 28, 2008 and February 5, 2010 with Fujian Haixia Bank Co., Ltd. One loan in the amount of $3,362,625 is due on September 28, 2011, whereas the second loan in the amount of $5,978,001 is due on February 8, 2013. A third loan agreement was signed by Fujian Service on February 22, 2010 in the amount of $3,437,351 is due on February 24, 2012 with Fuzhou City Rural Credit Cooperative.

The current portion of the term loans is shown in the table below.

Fujian Haixia Bank Co., Ltd	$4,109,875
Range of monthly interest rate	5.400‰ – 5.580‰
Weighted average monthly interest rate	5.085‰

The loan agreements provide for principal payments of $1,868,125, $747,250 and $1,494,500 on January 20, 2011, February 8, 2011 and September 28, 2011 respectively.

The term loan amounts recorded as non-current as of September 30, 2010 consist of the following:

Term loan, net of current portion
Fujian Haixia Bank Co., Ltd	$5,230,750
Fuzhou City Rural Credit Cooperative	3,437,351
$8,668,101

Interest expense amounted to $204,673 on the term loans for both the period from April 14, 2010 (Date of Inception) to September 30, 2010 and for the three months ended September 30, 2010.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

13.  TERM LOANS  – (continued)

A summary of the principal payments for the outstanding term loans during the following three fiscal years is as follows:

			Principal payment due during			Total outstanding loan amount
Name of Bank	Collateral	Term of loans	2011	2012	2013
Fujian Haixia Bank Co., Ltd	Secured by one of dredgers, Xingganjun 66 and guaranteed by Xinrong Zhuo	January 21, 2010 to September 28, 2011	$3,362,625	$—	$—	$3,362,625
Fujian Haixia Bank Co., Ltd	Secured by one of dredgers, Xingganjun 66 and guaranteed by Qing Lin and Xinrong Zhuo	February 8, 2010 to February 8 2013	747,250	2,241,750	2,989,000	5,978,000
Fuzhou City Rural Credit Cooperative	Secured by dredger, Xingganjun 3	August 10, 2010 to February 24 2012	—	3,437,351	—	3,437,351
			$4,109,875	$5,679,101	$2,989,000	$12,777,976

Two of the term loans were secured by the Group’s two dredgers, Xinggangjun 66 and Xinggangjun 3. As of September 30, 2010, the net book value of Xinggangjun 66 and Xinggangjun 3 was $21,505,354 and $8,141,735 respectively.

14.  SHAREHOLDERS’ EQUITY

(a)	Contributed capital

In connection with the purchase of the 50% interest of Fujian Service by Fujian WangGang, the shareholders of Wonder Dredging (being the same shareholders of Fujian Service at the time) were entitled, pursuant to the purchase agreement, to declare and be paid all of the retained earnings of Fujian Service from its inception through March 31, 2010, as a dividend, which amounted to $51,087,387. In addition, such shareholders were also entitled to receive all the profits, of Fujian Service from April 1, 2010 to June 30, 2010, which amounted to $10,219,693. As further outlined in the agreement and described in Notes 1 and 2, such shareholders also committed to contribute all such dividends back into the Company as a capital contribution along with an allocation to its statutory reserves. All such contribution of dividends have been recorded as additional paid-in capital.

On June 29, 2010, in connection with the acquisition of Fujian Service by Wonder Dredging, the shareholders of Fujian Service contributed into equity $18,898,512 previously representing owners’ loans. The contribution of such loans have been recorded as additional paid-in capital.

(b)	Retained earnings and statutory reserves

Retained earnings and statutory reserves as of September 30, 2010 consist of the following:

Retained earnings	$15,362,563
Statutory reserves	$6,516,570

The Group’s subsidiary, Fujian Service which is located and operates in the PRC, is required to transfer 10% of its net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The statutory reserves of the Group represent the statutory reserves of Fujian Service as required under the PRC law.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

14.  SHAREHOLDERS’ EQUITY  – (continued)

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the shareholders’ equity. This statutory reserve is not distributable in the form of cash dividends.

15.  INCOME TAXES

The Company is incorporated in the British Virgin Islands, the laws of which do not require the Company to pay any income taxes or other taxes based on revenue, business activity or assets. The Company has subsidiaries domiciled and operating in other countries and those entities file separate tax returns in the respective jurisdictions in which they are domiciled or operate.

The Company’s consolidated subsidiary China Dredging (HK) Company Limited is domiciled in Hong Kong and would be subject to statutory profit tax in that jurisdiction of 16.5%. Two of the Company’s subsidiaries, Fujian Wang Gang and Fujian Service operate in the PRC, where they are subject to a 25% statutory profit tax. All of the Company’s income is generated in the PRC.

A reconciliation of the expected income tax expense to the actual income tax expense for the period from April 14, 2010 (Date of Inception) to September 30, 2010 and for the three months ended September 30, 2010 was as follows:

	For the Three Months Ended September 30, 2010	For the period from April 14, 2010 (Date of Inception) to September 30, 2010
Income before tax	$23,296,751	$22,978,309
Expected PRC income tax expense at statutory tax rate of 25%	$5,824,188	$5,744,577
Less: Non tax deductable expenses	(117,077)	(435,519)
Effect on exchange rate	280,083	678,136
Actual income tax expense	$5,987,194	$5,987,194

Income tax expense of the Group’s subsidiary, Fujian Service, was not recorded as expenses from January 1 to June 30, 2010 in the Group’s consolidated report since the Group’s VIE, Wonder Dredging balance sheet has been consolidated with the effective date on June 30, 2010. Income tax expense of the Group for the three months ended September 30, 2010 was the same to the amount of the period from the April 14, 2010 (Date of Inception) to September 30, 2010.

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is estimated to be immaterial. Fujian Service has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

For the period from April 14, 2010 (Date of Inception) to September 30, 2010, there is no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of September 30, 2010, the Group did not accrue any interest and penalties.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

16.  RELATED PARTY TRANSACTIONS

(a)	Operating lease commitments

The Company’s VIE, Fujian Service, entered into an office rental agreement in 2008 with Ping Lin, a relative of one of the former owners, Qing Lin, from January 1, 2008 to December 31, 2009. This agreement has been renewed and extended the period from January 1, 2010 to December 31, 2015. Fujian Service also entered into dredger and crew hire agreements from June 1, 2008 and May 31, 2016 with Fujian Lutong Highway Engineering Construction Co., Ltd., (a company owned by Xiu Zhen Lin), one of the former owners of the Fujian Service. Office and dredger rental and crew hire charge paid for period from April 14, 2010 (Date of Inception) to September 30, 2010 and for the three months ended September 30, 2010 was as follows:

Type	Name of related party	For the Three Months Ended September 30, 2010	For the period from April 14, 2010 (Date of Inception) to September 30, 2010
Office rental	Ping Lin	$—	$—
Hire charge of dredger	Fujian Lutong Highway Engineering Construction Co., Ltd	258,950	258,950
Hire charge of crew	Fujian Lutong Highway Engineering Construction Co., Ltd	133,174	133,174
		$392,124	$392,124

Hire charges of dredger and crew are included as part of the cost of revenue. Office rental is included in the general and administrative expenses.

The total future minimum lease payments under non-cancellable operating leases with respect to the dredger, crew and office as of December 31, 2010 are payable to the related party as follows:

	Hire charge of dredger (Xinggangjun 9)	Hire charge of crew	Office rental	Total
For the year ended December 31,
2010	$261,538	$134,505	—	$396,043
2011	1,046,150	538,020	11,774	1,595,944
2012	1,046,150	538,020	11,774	1,595,944
2013	1,046,150	538,020	11,774	1,595,944
2014	1,046,150	538,020	11,774	1,595,944
Thereafter	1,482,045	762,195	11,774	2,256,014
	$5,928,183	$3,048,780	$58,870	$9,035,833

Operating lease commitments for both related parties transactions and non-related parties transactions is summarized in note 18.

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

16.  RELATED PARTY TRANSACTIONS  – (continued)

(b)	Employment Agreements

In August 2010, three of our executive officers, entered each into three-year employment agreements with the Company pursuant to which they receive aggregate annual compensation of approximately $116,000 (HK$900,000) each. Pursuant to the agreements, each executive will devote all of his working time to his respective duties at the Company and will not become employed in any competitive business while employed by the Company or for two years following the termination of his employment with the Company, and the executive will not solicit the services of any of our employees for two years after the executive terminates employment with the Company. The Company may terminate the executive for cause at any time without notice, or without cause upon one month prior written notice to the executive. In the event of termination without cause, the Company will pay to the executive a cash severance payment equal to three months of the executive’s then current base salary. In the event of a material and substantial reduction in the executive’s existing authority and responsibilities, the executive may resign upon one-month prior written notice to the Company.

17.  CERTAIN RISKS AND CONCENTRATIONS

(a)	Credit risk

As of September 30, 2010, substantially all of the Group’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Group has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

(b)	Major customers

Customers accounting for 10% or more of the Group’s revenues as follows:

Customer A	37.1%
Customer B	24.3%
Customer C	12.2%
73.6%
(c)	Major suppliers

Suppliers accounting for 10% or more of the Company’s total purchases as follows:

Supplier A	25.5%
Supplier B	24.1%
Supplier C	23.9%
Supplier D	12.5%
86.0%

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

18.  OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases with respect to dredgers, crew and office as of September 30, 2010 are payable as follows:

	Hire charge of dredgers	Hire charge of crew	Consumable parts supply	Office rental	Total
For the year ended December 31,
2010	$3,000,210	$945,796	$6,814,921	—	$10,760,927
2011	12,000,837	3,484,426	27,259,685	11,774	42,756,722
2012	12,000,837	3,371,592	27,259,685	11,774	42,643,888
2013	6,532,688	2,146,001	12,708,649	11,774	21,399,112
2014	1,756,038	1,076,040	—	11,774	2,843,852
Thereafter	2,191,933	1,300,215	—	11,774	3,503,922
	$37,482,543	$12,324,070	$74,042,940	$58,870	$123,908,423

Rental expenses under non-cancellable operating leases arrangements included in Fujian Service’s book for the nine months and three months ended September 30, 2010 was $5,908,422 and $3,889,747 respectively. $392,124 was of the rental expenses paid to the related parties for both the period from April 14, 2010 (Date of Inception) to September 30, 2010 and the three months ended September 30, 2010 (see Note 16).

The operating lease commitments below include both the related parties commitments and non-related parties commitments. The total future lease payments as of September 30, 2010 is summarized as follows: —

	Note	Hire charge of dredgers	Hire charge of crew	Consumable parts supply	Office rental	Total
Related parties commitments	16	$5,928,183	$3,048,780	$—	$58,870	$9,035,833
Non-related parties commitments		31,554,360	9,275,290	74,042,940	—	114,872,590
		$37,482,543	$12,324,070	$74,042,940	$58,870	$123,908,423

19.  SUBSEQUENT EVENTS

i) REVERSE MERGER

On October 27, 2010, the Company entered into a merger with Chardan Acquisition Corp. (“CAC”), a BVI company (the “Merger”). The Company was the surviving entity in the Merger. Pursuant to the Merger Agreement, the shareholders of CAC received 500,000 of the Company’s ordinary shares. CAC has a net loss of $45,641 for the nine months ended September 30, 2010. The following is a brief summary of financial information for CAC as at September 30, 2010:

Prepaid Expenses	$1,010
Account payable and accrued liabilities	51,164
Share capital	34,098
Accumulated losses	84,252
$170,524

ii) PRIVATE PLACEMENT

During October through December, 2010, the Company completed multiple closings of a private placement of 10,012,987 shares of its Class A preferred shares (no par value) for gross proceeds of $50.06 million. Under the terms of the Securities Purchase Agreement, up to a total of 15,000,000 Class A Preferred shares may be sold by the Company (the “Offering”). Net proceeds to the Company of the Offering, after deducting offering expenses of $3.61 million were $46.5 million. Each preferred share is automatically

CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

19.  SUBSEQUENT EVENTS – (continued)

convertible into one share of our ordinary shares, which we call the Conversion Ratio, upon occurrence of both of the following: (a) the registration of the underlying ordinary shares is declared effective by the SEC or other applicable regulatory authority designed by the holders of a majority of the preferred shares pursuant to the terms of the registration rights agreement with such holders, or the underlying ordinary shares become freely tradable in the United States or pursuant to any available exemption; and (b) the commencement of the trading of our ordinary shares on a national U.S. stock exchange or such other recognized international exchange as the holders of a majority of preferred shares may approve. The Conversion Ratio is subject to proportional adjustment for share splits, divisions, share dividends, recapitalization and similar transactions. Holders of the preferred shares have no right to vote on any matters that requires shareholder approval; provided, however, we may not issue any shares that have a liquidation preference that is senior to that of the preferred shares without the consent

iii) LEGAL PROCEEDING

Fujian Service is a co-defendant in four lawsuits brought in Wenzhou, China, in May 2010. The lawsuits relate to a traffic accident that allegedly caused the deaths of two people and injuries to two other people by a truck. The plaintiffs alleged that the truck was hired for a port construction project referred to as Lingkun Construction Project, and that the owner, the general contractor and Fujian Service as the subcontractor of the Lingkun Construction Project, all of whom are co-defendants in these lawsuits, were responsible for the damages. The plaintiffs have claimed total damages of approximately $0.6 million. Fujian Service was sued to take joint and several liabilities for such damages. Fujin Service expects to go to trial in January 2011. In the opinion of the Group’s management and of the Group’s PRC legal counsel, Fujian Service has no legal responsibility or liability for the lawsuits and is not required, by law, to pay any damages caused by the accident. However, the results of the lawsuits will depend on the court’s final judgments.

China Dredging Group Co., Ltd.

      American Depositary Shares

Representing       Ordinary Shares

PROSPECTUS

Chardan Capital Markets, LLC

Through and including       , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under BVI law, each director of the registrant, when exercising powers or performing duties as a director, is required to act honestly and in good faith in what the director believes to be to the registrant’s best interests and to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances. The registrant’s memorandum and articles of association provide that, to the fullest extent permitted by BVI law, the registrant may indemnify our directors against claims by its shareholders for any acts or omissions in the performance of their duties. Such indemnification does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

The registrant may indemnify any of its directors, officers, agents, a liquidator appointed in relation to it or anyone serving at its request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings to the maximum extent permitted by law. The registrant may only indemnify a person if he or she acted honestly and in good faith in what the person believed to be the registrant’s best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The decision of the registrant board of directors as to whether the person acted honestly and in good faith in what the person believed the registrant’s best interests and as to whether the person had no reasonable cause to believe that his or her conduct was unlawful, is, in the absence of fraud, sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a person did not act honestly and in good faith and with a view to our best interests or that the person had reasonable cause to believe that his or her conduct was unlawful. If a person to be indemnified has been successful in defense of any proceedings referred to above, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

The registrant may purchase and maintain insurance in relation to any of its directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not the registrant has or would have had the power to indemnify the directors or officers against the liability as provided in the registrant’s memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

ITEM 7.  RECENT SALES OF UNREGISTERED SECURITIES

The Merger and 2010 Private Placement

In October 2010, the registrant merged with CAC, a public reporting, non-trading shell company domiciled in the BVI. The registrant refers to this transaction as the “Merger.” Immediately prior to the consummation of the Merger, the registrant redesignated its shares to retroactively adjust its legal capital. At the time of the Merger, all of the issued and outstanding shares of CAC were exchanged for 500,000, or 0.95%, of the registrant’s issued and outstanding ordinary shares, while the registrant’s shareholders immediately prior to the Merger retained 52,177,323, or 99.05%, of its issued and outstanding ordinary shares.

Concurrently with the closing of the Merger, the registrant entered into a securities purchase agreement, or the Purchase Agreement, with certain accredited investors. Pursuant to the Purchase Agreement, through multiple closings between October and December 2010, such investors purchased 10,012,987 of the registrant’s preferred shares, at a purchase price of $5.00 per share, for aggregate proceeds of approximately $50.1 million. Chardan Capital Markets, LLC, or Chardan, acted as the lead placement agent in connection with the private placement. The transaction did not involve any general advertisement or solicitation.

The registrant believes that each of the above issuances did not require registration under the Securities Act in reliance on Regulation S under the Securities Act for offshore offerings and/or Section 4(2) of the Securities Act regarding transactions not involving a public offering.

ITEM 8.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, the registrant is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the notes thereto.

ITEM 9.  UNDERTAKINGS

a.	The undersigned registrant hereby undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
5.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
b.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of Form F-1, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c.	The undersigned registrant hereby undertakes that:
1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(I) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fuzhou City, China, on December 30, 2010.

China Dredging Group Co., Ltd.

By:	/s/ Xinrong Zhuo Xinrong Zhuo Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Bin Lin and Alfred Ho as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on December 30, 2010.

Signature	Title
/s/ Xinrong Zhuo Xinrong Zhuo	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ Alfred Ho Alfred Ho	Chief Financial Officer (Principal Accounting Officer)
/s/ Fangjie Gu Fangjie Gu	Chief Operating Officer and Director
/s/ Kit Chan Kit Chan	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Dredging Group Co., Ltd. has signed this registration statement or amendment thereto in Newark, Delaware, on December 30, 2010.

Authorized U.S. Representative
Puglisi & Associates

By:	/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1#	Amended and Restated Memorandum of Association of China Dredging Group Co., Ltd.
3.2#	Articles of Association of China Dredging Group Co., Ltd.
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts
5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8.1*	Opinion of Dacheng Law Offices Fuzhou Office regarding certain PRC law matters
10.1#	Employment Agreement of Xinrong Zhuo
10.2#	Employment Agreement of Bin Lin
10.3#	Employment Agreement of Fangjie Gu
10.4#	Agreement and Plan of Merger by and among Chardan Acquisition Corp., Shareholders of Chardan Acquisition Corp., China Dredging Group Co., Ltd. and Shareholders Of China Dredging Group Co., Ltd. dated October 27, 2010
10.5#	Securities Purchase Agreement by and among China Dredging Group Co., Ltd. and the Purchasers Listed on Exhibit A thereto, dated October 29, 2010
10.6#	Registration Rights Agreement dated October 29, 2010
10.7#	Securities Escrow Agreement dated October 29, 2010
10.8#	Contracted Management Agreement by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
10.9#	Equity Interest Pledge Agreement by and among Qing Lin, Panxing Zhuo, Fujian WangGang Dredging Construction Co., Ltd. and Wonder Dredging LLC, dated June 30, 2010.
10.10#	Contract Relating to the Exclusive Purchase Right of Equity Interest by and among Fujian WangGang Dredging Construction Co., Ltd., Wonder Dredging LLC and Fujian Xing Gang Port Service Ltd., dated June 30, 2010.
10.11#	Power of Attorney by and among Qing Lin, Panxing Zhuo and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
10.12#	Power of Attorney by and between Wonder Dredging LLC and Fujian WangGang Dredging Construction Co., Ltd., dated June 30, 2010.
10.13#	Engineering Boat Purchase and Sale Contract for Xinggangjun #3 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., January 13, 2008
10.14#	“Hongtaihai” Engineering Boat Purchase and Sale Contract for Xinggangjun #66 by and between Taizhou Hongtaihai Port Engineering Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., March 23, 2008.
10.15#	Engineering Boat Purchase and Sale Contract for Xinggangjun #6 by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated January 18, 2008.
10.16#	Engineering Boat Purchase and Sale Contract by and between Yiyang Zhonghai Boats and Ships Limited Liability Company and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2009.
10.17#	Crewmen Dispatch Contract for Xinggangjun #3 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., April 21, 2008.

Exhibit Number	Description of Document
10.18#	Crewmen Dispatch Contract for Xinggangjun #66 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., February 21, 2008.
10.19#	Crewmen Dispatch Contract for Xinggangjun #6 by and between Fujian Haiyi International Shipping Service Agency Co., Ltd. and Fujian Xinggang Shipping Service Co., Ltd., dated April 21, 2008.
10.20#	Ship Lease Contract for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
10.21#	Crewmen Assignment Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated January 8, 2008.
10.22#	Ship Lease Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 13, 2010.
10.23#	Crewmen Assignment Supplemental Agreement for Hengshengjun #88 by and between Lianyungang Hengrong Shipping Service Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.
10.24#	Ship Lease Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
10.25#	Crewmen Assignment Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 20, 2008.
10.26#	Ship Lease Supplemental Agreement Contract for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated April 11, 2010.
10.27#	Crewmen Assignment Supplemental Agreement for Xinggangjun #9 by and between Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Xing Gang Shipping Service Co., Ltd., dated May 21, 2010.
10.28#	Ship Lease Contract for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
10.29#	Crewmen Assignment Agreement for Liya #10 by and between Beihai Shunda Liya Shipping Service Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 14, 2010.
10.30#	Ship Leasing Contract for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
10.31#	Crewmen Assignment Agreement for Honglinjun #9 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 19, 2010.
10.32#	Ship Lease Contract for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
10.33#	Crewmen Assignment Agreement for Honglinjun #18 by and between Zhejiang Honglin Ship Engineering Co., Ltd. and Fujian Xing Gang Port Service Co., Ltd., dated June 18, 2010.
10.34#	Ship Lease Contract for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.
10.35#	Crewmen Assignment Agreement for Xiechang #18 by and between Zhonghai Engineering Construction General Bureau Dalian Engineering Construction Bureau and Fujian Xing Gang Port Service Co., Ltd., dated June 24, 2010.
10.36#	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Shipping Service Co., Ltd., dated January 1, 2008.

Exhibit Number	Description of Document
10.37*	Employment Agreement of Alfred Ho
10.37#	Office Lease Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated January 1, 2010.
10.38#	Office Lease Supplemental Agreement by and between LIN Ping and Fujian Xing Gang Port Service Co., Ltd., dated March 30, 2010.
21.1#	Subsidiaries of the Registrant
23.1	Consent of UHY Vocation HK CPA Limited, an independent registered public accounting firm
23.2*	Consent of Maples and Calder (included in Exhibit 5.1)
23.3*	Consent of Dacheng Law Offices Fuzhou Office (included in Exhibit 8.1)
24.1	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant

*	To be filed by amendment.
#	Previously filed as an Exhibit to Form 20-F filed on November 2, 2010 (File # 000-53465).